Exhibit 2.1

IN THE UNITED STATES BANKRUPTCY COURT

FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

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In re:	)	Chapter 11
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SURGALIGN HOLDINGS, INC., et al.[1]	)	Case No. 23-90731 (CML)
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Debtors.	)	(Jointly Administered)
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ORDER (I) APPROVING THE DISCLOSURE STATEMENT, (II) CONFIRMING

THE JOINT CHAPTER 11 PLAN OF SURGALIGN HOLDINGS, INC.

AND ITS AFFILIATED DEBTORS, AND (III) GRANTING RELATED RELIEF

The debtors and debtors in possession (collectively, the “Debtors”) in the above-captioned chapter 11 cases (the “Chapter 11 Cases”) having:2

a.	commenced the Chapter 11 Cases on June 19, 2023 (the “Petition Date”) by filing voluntary petitions for relief under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of Texas (the “Court”);

b.	continued to operate their businesses and manage their properties as debtors in possession in accordance with sections 1107(a) and 1108 of the Bankruptcy Code;

c.	sold substantially all of the assets encompassing the U.S. hardware and biomaterials business and the equity interests in non-Debtor entities related to the Debtors’ hardware business outside the U.S. to Xtant Medical Holdings, Inc. on August 9, 2023, pursuant to the Order (I) Authorizing and Approving the Sale of Certain of the Debtors’ Assets Related to Debtors’ Global Hardware Business to Xtant Medical Holdings, Inc. Free and Clear of All Liens, Claims, Encumbrances, and Interests; (II) Authorizing the Assumption and Assignment of Certain Executory Contracts and Unexpired Leases in Connection Therewith; (III) Authorizing the Sale Transactions; and (IV) Granting Related Relief [Docket No. 329] (the “Hardware Assets Sale Order”);

[1]	The debtors in these chapter 11 cases, along with the last four digits of each debtor’s federal tax identification number (if any), are: Surgalign Holdings, Inc. (0607); Surgalign Spine Technologies, Inc. (6543); Pioneer Surgical Technology NewCo Inc.; Spinal Transition and Professional Services LLC; Andi’s Belmarall, LLC; Fourth Dimension Spine, LLC (1107); Holo Surgical Inc. (4079); and HoloSurgical Technology Inc. (0952). The location of the debtors’ service address in these chapter 11 cases is: 520 Lake Cook Road, Suite 315, Deerfield, Illinois 60015.

[2]	Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Modified Combined Disclosure Statement and Joint Chapter 11 Plan of Surgalign Holdings, Inc. and Its Affiliated Debtors, attached hereto as Exhibit A.

d.	sold certain assets related to the Debtors’ digital health business to Augmedics, Inc. on August 10, 2023, pursuant to the Order (I) Authorizing and Approving the Sale of Certain of the Debtors’ Digital Health Business Assets to Augmedics, Inc. Free and Clear of All Liens, Claims, Encumbrances, and Interests; (II) Authorizing the Sale Transaction; and (III) Granting Related Relief [Docket No. 338] (the “Digital Assets Sale Order”);

e.	filed, on August 29, 2023, (i) the Combined Disclosure Statement and Joint Chapter 11 Plan of Surgalign Holdings, Inc. and Its Affiliated Debtors [Docket No. 391][3] and (ii) the Debtors’ Emergency Motion for Entry of an Order (I) Conditionally Approving the Disclosure Statement, (II) Approving the Solicitation and Notice Procedures, (III) Approving the Form of Ballot and Notices, (IV) Approving Certain Dates and Deadlines in Connection with Solicitation and Confirmation of Plan, and (V) Scheduling a Combined Hearing on (A) Final Approval of the Disclosure Statement and (B) Confirmation of the Plan [Docket No. 393];

f.	obtained, on August 31, 2023, entry of the Order (I) Conditionally Approving the Disclosure Statement, (II) Approving Solicitation and Notice Procedures, (III) Approving the Form of Ballot and Notices, (IV) Approving Certain Dates and Deadlines in Connection with Solicitation and Confirmation of Plan, and (V) Scheduling a Combined Hearing on (A) Final Approval of the Disclosure Statement and (B) Confirmation of Plan [Docket No. 406] (the “Disclosure Statement Order”), (i) conditionally approving the Disclosure Statement, (ii) approving the following solicitation materials (collectively, the “Solicitation Materials”): the solicitation, voting, and tabulation procedures (the “Solicitation Procedures”), the solicitation packages (the “Solicitation Packages”), the Ballot, the combined hearing notice (the “Combined Hearing Notice”), the publication notice (the “Publication Notice”), the notices of non-voting status and disputed claims (collectively, the “Notices of Non-Voting Status and Disputed Claims”), and other related notices, (iii) setting deadlines in connection with confirmation, and (iv) scheduling a combined hearing on final approval of the Disclosure Statement and confirmation of the Plan (the “Combined Hearing”);

g.	caused the Solicitation Materials to be distributed beginning on or about September 6, 2023, in accordance with the Bankruptcy Code, the Federal Rules of Bankruptcy Procedure (the “Bankruptcy Rules”), the Bankruptcy Local Rules for the Southern District of Texas (the “Bankruptcy Local Rules”), the Procedures for Complex Cases in the Southern District of Texas (the “Complex Case Procedures”), the Disclosure Statement Order, and the Solicitation Procedures, as evidenced by, among other things, the Affidavit of Service of Solicitation Materials [Docket No. 464] (the “Solicitation Affidavit”);

[3]	The Debtors subsequently filed a solicitation version of the Plan and Disclosure Statement on September 1, 2023. See Docket No. 431.

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h.	caused the Publication Notice of the Combined Hearing to be published in the national edition of The New York Times on September 7, 2023, as evidenced by the Certificate of Publication [Docket No. 456-5] (the “Publication Affidavit”);

i.	filed the Notice of Filing of Plan Supplement [Docket No. 461], the Notice of Filing of First Amended Plan Supplement [Docket No. 466], and the Notice of Filing of Second Amended Plan Supplement (such notices, as may be amended, supplemented, or modified, collectively, the “Plan Supplement”);

j.	filed, on September 26, 2023, the Declaration of Stanislav Kesler of Kroll Restructuring Administration LLC Regarding the Solicitation of Votes and Tabulation of Ballots Cast on the Combined Disclosure Statement and Joint Chapter 11 Plan of Surgalign Holdings, Inc. and Its Affiliated Debtors [Docket No. 478] (the “Voting Report”);

k.	filed, on September 26, 2023, the Modified Combined Disclosure Statement and Joint Chapter 11 Plan of Surgalign Holdings, Inc. and Its Affiliated Debtors [Docket No. 477], a copy of which is attached hereto as Exhibit A (including all exhibits and supplements thereto and as may be amended, supplemented, or modified, the “Disclosure Statement” or “Plan” or “Plan and Disclosure Statement”); and

l.	filed, on September 26, 2023, the declaration of Reilly Olson, in support of the Plan and Disclosure Statement [Docket No. 479]; and

the Court having:

a.	entered the Disclosure Statement Order on August 31, 2023;

b.	set September 22, 2023, at 5:00 p.m. (prevailing Central Time) as the deadline for voting on the Plan (the “Voting Deadline”);

c.	set September 25, 2023, at 12:00 p.m. (prevailing Central Time) as the deadline for filing objections to final approval of the Disclosure Statement and confirmation of the Plan (the “Plan and Disclosure Statement Objection Deadline”);

d.	set September 27, 2023, at 9:00 a.m. (prevailing Central Time) as the date and time for the commencement of the Combined Hearing;

e.	reviewed the Plan, the Plan Supplement, the Solicitation Affidavit, the Publication Affidavit, the Voting Report, and all pleadings, exhibits, declarations, affidavits, statements, responses, and comments regarding the Disclosure Statement and confirmation of the Plan, including all objections, statements, and reservations of rights filed by parties in interest on the docket of these Chapter 11 Cases;

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f.	held the Combined Hearing on September 27, 2023;

g.	heard the statements and arguments made by counsel in respect of final approval of the Disclosure Statement and confirmation of the Plan;

h.	considered all oral representations, live testimony, proffered testimony, exhibits, documents, filings and other evidence presented at the Combined Hearing; and

i.	made rulings on the record at the Combined Hearing.

NOW, THEREFORE, after due deliberation thereon and good cause appearing therefor, the Court hereby makes and issues the following findings of fact, conclusions of law, and order (collectively, this “Order”):

FINDINGS OF FACT AND CONCLUSIONS OF LAW

IT IS HEREBY FOUND, DETERMINED, ADJUDGED, DECREED, AND ORDERED THAT:

A.	Findings and Conclusions

1. The findings and conclusions set forth herein and in the record of the Combined Hearing constitute the Court’s findings of fact and conclusions of law under rule 52 of the Federal Rules of Civil Procedure, as made applicable herein by Bankruptcy Rules 7052 and 9014. To the extent any of the following findings of fact constitute conclusions of law, they are adopted as such. To the extent any of the following conclusions of law constitute findings of fact, they are adopted as such.

B.	Jurisdiction and Venue

2. Venue in this Court was proper as of the Petition Date and continues to be proper under 28 U.S.C. §§ 1408 and 1409. Approval of the Disclosure Statement and confirmation of the Plan are core proceedings under 28 U.S.C. § 157(b)(2). The Court has subject matter jurisdiction over this matter under 28 U.S.C. § 1334. The Court has exclusive jurisdiction to determine whether the Disclosure Statement and Plan comply with the applicable provisions of the Bankruptcy Code and should be approved and confirmed, respectively, and to enter a final order with respect thereto.

C.	Commencement and Joint Administration of the Chapter 11 Cases

3. On the Petition Date, the Debtors commenced the Chapter 11 Cases, and the Court entered an order authorizing the joint administration of the Chapter 11 Cases in accordance with Bankruptcy Rule 1015(b). See Docket No. 44. The Debtors have operated their businesses and managed their properties as debtors in possession pursuant to sections 1107(a) and 1108 of the Bankruptcy Code. The Debtors were and are entities eligible for relief under section 109 of the Bankruptcy Code. No trustee or examiner has been appointed in the Chapter 11 Cases. On June 29, 2023, the Office of the United States Trustee (the “U.S. Trustee”) appointed the Official Committee of Unsecured Creditors (the “Committee”) pursuant to sections 1102(a)(1) and 1102(b)(1) of the Bankruptcy Code. See Docket No. 121.

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D.	Judicial Notice

4. The Court takes judicial notice of the docket of the Chapter 11 Cases maintained by the clerk of the Court, including, but not limited to, all pleadings and other documents filed, all orders entered, and all evidence and arguments made, proffered, adduced, and/or presented at the various hearings held before the Court during the pendency of the Chapter 11 Cases.

E.	Objections

5. All parties have had a fair opportunity to litigate all issues raised, or that might have been raised, in objections to final approval of the Disclosure Statement and confirmation of the Plan and such objections, if any, have been fully and fairly litigated or resolved.

F.	Plan Supplement

6. On September 20, 2023, the Debtors filed the Plan Supplement with the Court. The Plan Supplement (including as subsequently modified, supplemented, or otherwise amended in accordance with the Plan as of the date hereof) complies with the terms of the Plan. The Debtors provided good and proper notice of the filing of the Plan Supplement in accordance with the Bankruptcy Code, the Bankruptcy Rules, and the Disclosure Statement Order. All documents included in the Plan Supplement are integral to, part of, and incorporated by reference into the Plan. No other or further notice is or will be required with respect to the Plan Supplement.

G.	Modifications to the Plan

7. Pursuant to section 1127 of the Bankruptcy Code, any modifications to the Plan made after the entry of the Disclosure Statement Order, including those described or set forth in this Order, constitute technical or clarifying changes, changes with respect to particular Claims by agreement with Holders of such Claims, or modifications that do not otherwise materially or adversely affect or change the treatment of any other Claim or Interest under the Plan. These modifications are consistent with the disclosures previously made pursuant to the Disclosure Statement and Solicitation Materials served pursuant to the Disclosure Statement Order and notice of these modifications was adequate and appropriate under the facts and circumstances of the Chapter 11 Cases. In accordance with Bankruptcy Rule 3019, these modifications do not require additional disclosure under section 1125 of the Bankruptcy Code or the resolicitation of votes under section 1126 of the Bankruptcy Code, and they do not require that Holders of Claims be afforded an opportunity to change previously cast acceptances or rejections of the Plan. Accordingly, the Plan is properly before this Court and all votes cast with respect to the Plan prior to such modifications shall be binding and shall apply with respect to the Plan.

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H.	Adequacy of the Disclosure Statement

8. The Disclosure Statement contains “adequate information” (as such term is defined in section 1125(a) of the Bankruptcy Code and used in section 1126(b)(2) of the Bankruptcy Code) with respect to the Debtors, the Plan, and the transactions contemplated therein.

I.	Disclosure Statement Order and Notice

9. On August 31, 2023, the Court entered the Disclosure Statement Order. As evidenced by the Solicitation Affidavit, the Publication Affidavit, and the record in the Chapter 11 Cases, the Debtors provided due, adequate, and sufficient notice of the Plan and Disclosure Statement, the Disclosure Statement Order, the Solicitation Materials, the Plan Supplement, the settlement, release, exculpation, and injunction provisions contained in the Plan, the Combined Hearing, the Voting Deadline, the Plan and Disclosure Statement Objection Deadline, and any other applicable bar dates described in the Disclosure Statement Order, in compliance with the Bankruptcy Code, the Bankruptcy Rules, including Bankruptcy Rules 2002(b), 3016, 3017, 3019, and 3020(b), the Bankruptcy Local Rules, the Complex Case Procedures, the Solicitation Procedures, and the Disclosure Statement Order. No other or further notice is or shall be required.

J.	Solicitation

10. The Debtors and their Related Parties solicited votes for acceptance and rejection of the Plan in good faith, and such solicitation complied with the Bankruptcy Code, including sections 1125 and 1126 of the Bankruptcy Code, the Bankruptcy Rules, including Bankruptcy Rules 3017, 3018, and 3019, the Disclosure Statement Order, the Solicitation Procedures, the Bankruptcy Local Rules, the Complex Case Procedures, and all other applicable rules, laws, and regulations. Transmission and service of the Solicitation Packages by the Debtors and their Related Parties was timely, adequate, and sufficient under the facts and circumstances of the Chapter 11 Cases. No other or further notice is or shall be required.

K.	Service of Opt-Out Form

11. The Ballot and Notices of Non-Voting Status and Disputed Claims included a form for opting out of the Third-Party Release (as defined below) (the “Opt-Out Form”) and instructions for opting out of the Third-Party Release through the submission of the Opt-Out Form to the Claims and Noticing Agent for recording or the filing of a pleading on the docket that includes an election to opt out of the Third-Party Release by the Plan and Disclosure Statement Objection Deadline. The process described in the Disclosure Statement Order, the Solicitation Procedures, and the Solicitation Affidavit that the Debtors and the Claims and Noticing Agent followed to identify the relevant parties on which to serve the Ballot and Notices of Non-Voting Status and Disputed Claims and to distribute the Opt-Out Forms was reasonably calculated to ensure that each of the Holders of Claims and Interests was informed of its ability to opt out of the Third-Party Release and the consequences for failing to timely do so. Transmission and service of the Opt-Out Forms was timely, adequate, and sufficient under the facts and circumstances of the Chapter 11 Cases. No other or further notice is or shall be required.

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L.	Voting Report

12. The Voting Report was admitted into evidence during the Combined Hearing without objection. The procedures used to tabulate Ballots were fair and conducted in accordance with the Disclosure Statement Order, the Solicitation Procedures, the Bankruptcy Code, the Bankruptcy Rules, the Bankruptcy Local Rules, the Complex Case Procedures, and all other applicable rules, laws, and regulations.

13. As set forth in the Plan, Holders of Claims in Class 3 (the “Voting Class”) were eligible to vote to accept or reject the Plan in accordance with the Solicitation Procedures. As evidenced by the Voting Report, the Voting Class voted to accept the Plan in accordance with section 1126 of the Bankruptcy Code.

M.	Bankruptcy Rule 3016

14. The Plan and all modifications thereto are dated and identify the entities submitting them, satisfying Bankruptcy Rule 3016(a). The Debtors appropriately filed the Plan and Disclosure Statement with the Court, satisfying Bankruptcy Rule 3016(b). The injunction, release, and exculpation provisions in the Plan and Disclosure Statement describe, in bold font and with specific and conspicuous language, all acts to be enjoined and identify the entities that will be subject to the injunction, satisfying Bankruptcy Rule 3016(c).

N.	Burden of Proof

15. The Debtors, as proponents of the Plan, have met their burden of proving the elements of sections 1129(a) and 1129(b) of the Bankruptcy Code by a preponderance of the evidence, the applicable evidentiary standard for confirmation. Further, to the extent applicable, the Debtors have proven the elements of sections 1129(a) and 1129(b) by clear and convincing evidence. Each witness who testified (by declaration, proffer, or otherwise) on behalf of the Debtors in connection with the Combined Hearing was credible, reliable, and qualified to testify as to the topics addressed in his or her testimony.

O.	Compliance with the Requirements of Section 1129 of the Bankruptcy Code

16. Based on the following findings of fact and conclusions of law, the Plan, all pleadings, documents, exhibits, statements, declarations, and affidavits filed in connection with confirmation of the Plan, and all evidence and arguments made, proffered, or adduced at the Combined Hearing, all requirements for plan confirmation set forth in section 1129 of the Bankruptcy Code have been satisfied.

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1.	Section 1129(a)(1): Compliance with Applicable Provisions of the Bankruptcy Code

17. The Plan complies with all applicable provisions of the Bankruptcy Code, including sections 1122 and 1123, as required by section 1129(a)(1) of the Bankruptcy Code.

a.	Sections 1122 and 1123(a)(1): Proper Classification

18. The Plan designates all Claims and Interests, other than the Claims of the type described in sections 507(a)(2), 507(a)(3), or 507(a)(8) of the Bankruptcy Code, into eight Classes. The Claims or Interests in each designated Class have the same or substantially similar rights as the other Claims or Interests in such Class. Valid business, legal, and factual reasons exist for separately classifying the various Classes of Claims and Interests under the Plan. The Plan, therefore, satisfies sections 1122 and 1123(a)(1) of the Bankruptcy Code.

b.	Section 1123(a)(2): Specification of Unimpaired Classes

19. The Plan specifies that Claims in Class 1 and Class 2 are Unimpaired (the “Presumed Accepting Classes”) within the meaning of section 1124 of the Bankruptcy Code, thereby satisfying section 1123(a)(2) of the Bankruptcy Code.

c.	Section 1123(a)(3): Specification of Treatment of Impaired Classes

20. The Plan specifies that Claims or Interests in Classes 3 through 8 are Impaired within the meaning of section 1124, and specifies the treatment of such Classes, thereby satisfying section 1123(a)(3) of the Bankruptcy Code.

d.	Section 1123(a)(4): No Disparate Treatment

21. The Plan provides for the same treatment for each Claim or Interest in each respective Class unless the Holder of a particular Claim or Interest has agreed to less favorable treatment on account of such Claim or Interest. Accordingly, the Plan satisfies section 1123(a)(4) of the Bankruptcy Code.

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e.	Section 1123(a)(5): Adequate Means for Plan Implementation

22. The Plan, the various documents included in the Plan Supplement, and the terms of this Order provide adequate and proper means for the implementation of the Plan, including, among other things: (a) the general settlement of Claims and Interests; (b) the sources of consideration for Distributions under the Plan; (c) the continuation of the Debtors after the Effective Date as Wind-Down Debtors for purposes of, among other things, (1) preserving the Retained Estate Claims and Causes of Action for the benefit of the Wind-Down Beneficiaries, (2) winding down the Debtors’ remaining businesses and affairs as expeditiously as reasonably possible, and (3) liquidating any assets held by the Wind-Down Debtors after the Effective Date; and (d) the appointment of the Plan Administrator. Accordingly, the Plan satisfies the requirements of section 1123(a)(5) of the Bankruptcy Code.

f.	Section 1123(a)(7): Directors, Officers, and Trustees

23. The identity of the Plan Administrator is disclosed in the Plan Supplement. In accordance with the Plan, the Plan Administrator has been designated by the Committee, after consultation with the Debtors. Thus, the Plan satisfies the requirements of section 1123(a)(7) of the Bankruptcy Code.

g.	Sections 1123(a)(6) and 1123(a)(8): Inapplicable Provisions

24. The Plan does not provide for the issuance of new equity interests and, therefore, section 1123(a)(6) of the Bankruptcy Code is inapplicable. Additionally, none of the Debtors are individuals and, therefore, section 1123(a)(8) of the Bankruptcy Code is inapplicable.

h.	Section 1123(b): Discretionary Contents of the Plan

25. The Plan’s discretionary provisions comply with section 1123(b) of the Bankruptcy Code and are not inconsistent with the applicable provisions of the Bankruptcy Code. Thus, the Plan satisfies section 1123(b) of the Bankruptcy Code.

1.	Impairment/Unimpairment of Any Class of Claims or Interests

26. In accordance with section 1123(b)(1) of the Bankruptcy Code, each Class of Claims and Interests is either Impaired or Unimpaired under the Plan.

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2.	Assumption and Rejection of Executory Contracts and Unexpired Leases

27. In accordance with section 1123(b)(2) of the Bankruptcy Code, the Plan provides that, on the Effective Date, except as otherwise provided therein, each Executory Contract and Unexpired Lease not previously rejected, assumed, or assumed and assigned, including any employee benefit plans, severance plans, and other Executory Contracts under which employee obligations arise, shall be deemed automatically rejected pursuant to sections 365 and 1123 of the Bankruptcy Code effective as of the Confirmation Date, unless such Executory Contract or Unexpired Lease: (a) is subject to a motion to reject, assume, or assume and assign pending as of the Effective Date; (b) is a contract, instrument, release, indenture, or other agreement or document entered into in connection with the Plan; (c) is an Insurance Policy; or (d) is a Digital Assets Sale Transaction Document or Hardware Assets Sale Transaction Document.

28. The Debtors’ determinations regarding the assumption (or assumption and assignment) or rejection of Executory Contracts and Unexpired Leases are based on, and within, the sound business judgment of the Debtors, are necessary to the implementation of the Plan, and are in the best interests of the Debtors, their Estates, Holders of Claims and Interests, and other parties in interest in the Chapter 11 Cases. Entry of this Order by the Court shall constitute approval of such assumptions, assumptions and assignments, and/or rejections, as applicable, pursuant to sections 365(a) and 1123 of the Bankruptcy Code.

3.	Compromise and Settlement

29. In accordance with section 1123(b)(3)(A) of the Bankruptcy Code and Bankruptcy Rule 9019 and in consideration for the Distributions and other benefits provided pursuant to the Plan, the Plan constitutes a good-faith compromise and settlement of all Claims, Interests, and controversies relating to the contractual, legal, and subordination rights that a Holder of a Claim or Interest may have with respect to any Allowed Claim or Interest, or any Distribution to be made on account of such Allowed Claim or Interest other than with respect to any Retained Estate Claims and Causes of Action. Such compromise and settlement is in the best interests of the Debtors, their Estates, and Holders of Claims and Interests and is fair, equitable, and reasonable.

4.	Preservation of Retained Estate Claims and Causes of Action

30. In accordance with section 1123(b)(3)(B) of the Bankruptcy Code, the Plan provides that any Retained Estate Claims and Causes of Action that a Debtor may hold against any Entity shall vest in the Wind-Down Debtors. The Plan and the Plan Supplement, including the Retained Estate Claims and Causes of Action Schedule, provide adequate disclosure with respect to the Retained Estate Claims and Causes of Action that the Wind-Down Debtors shall retain. The Plan and Plan Supplement, including the descriptions of Retained Estate Claims and Causes of Action as contained in the Plan and the Retained Estate Claims and Causes of Action Schedule and potential defendants therein, are specific and unequivocal with respect to Causes of Action to be preserved and retained by the Wind-Down Debtors and comply with standards set forth in Dynasty Oil & Gas, LLC v. Citizens Bank (In re United Operating, LLC), 540 F.3d 351, 355 (5th Cir. 2008) and its progeny. All parties in interest received adequate notice with respect to such Retained Estate Claims and Causes of Action. The provisions regarding Retained Estate Claims and Causes of Action in the Plan are appropriate and in the best interests of the Debtors, their respective Estates, and Holders of Claims and Interests.

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5.	Debtor Release

31. Article XII.B of the Plan (the “Debtor Release”) describes certain releases granted by the Debtors and their Estates. Such releases are a necessary and integral element of the Plan, and are fair, reasonable, and in the best interests of the Debtors, their Estates, and Holders of Claims and Interests. The Debtor Release is: (a) in exchange for the good and valuable consideration provided by the Released Parties; (b) a good-faith settlement and compromise of the Claims released by the Debtor Release; (c) given and made after due notice and opportunity for hearing; (d) appropriately tailored under the facts and circumstances of the Chapter 11 Cases; and (e) a bar to any of the Debtors and their Estates asserting any Cause of Action released by the Debtor Release against the Released Parties or their property. Accordingly, the Debtor Release is approved.

32. The Debtors have satisfied their burden with respect to the propriety of the Debtor Release. The Debtor Release appropriately offers protection to parties that provided consideration to the Debtors and that participated in the Debtors’ restructuring process. The Released Parties made significant concessions and contributions to the Chapter 11 Cases, including by actively supporting the Digital Assets Sale Transaction, the Hardware Assets Sale Transaction, the Plan, and the Chapter 11 Cases. The scope of the Debtor Release is appropriately tailored under the facts and circumstances of the Chapter 11 Cases.

6.	Release by Holders of Claims and Interests

33. Article XII.C of the Plan (the “Third-Party Release”) describes certain releases granted by the Releasing Parties to the Released Parties, which include: (a) the Committee and each of its members; (b) the Plan Administrator; (c) with respect to each Debtor and each of its direct or indirect non-Debtor subsidiaries, the following Persons or Entities: (i) Terry Rich, (ii) David Lyle, (iii) Chris Thunander, (iv) Paolo Amoruso, (v) Suzanne Zoumaras, (vi) Marc Mackey, (vii) Sheryl Conley, (viii) Mark Stopler, (ix) Thomas McEachin, (x) Paul Thomas, (xi) Nicolas Valeriani, (xii) Jill Frizzley, and (xiii) Elizabeth LaPuma; and (d) each of the Debtors’ and the Committee’s Professionals.

34. The Releasing Parties were provided proper and sufficient notice of the Plan, the Third-Party Release, and the Plan and Disclosure Statement Objection Deadline through the service of the Solicitation Materials and the publication of the Publication Notice in the national edition of The New York Times on September 7, 2023. No further notice is necessary. The Plan, the Ballot, the Notices of Non-Voting Status and Disputed Claims, and the Combined Hearing Notice each included the Third-Party Release provision in conspicuous, boldface type, and the Ballot and Notices of Non-Voting Status and Disputed Claims informed Holders of Claims against or Interests in the Debtors that they would be deemed to have consented to the Third-Party Release if they did not (a) timely return the Opt-Out Form included in the Ballot and Notices of Non-Voting Status and Disputed Claims by the Voting Deadline or (b) object to their inclusion as a Releasing Party by the Plan and Disclosure Statement Objection Deadline. The Plan provides appropriate and specific disclosure with respect to the Claims and Causes of Action that are subject to the Third-Party Release, and no other disclosure is necessary. The Third-Party Release is specific in language, integral to the Plan, and given for substantial consideration.

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35. The Third-Party Release is: (a) consensual with respect to the Releasing Parties; (b) an essential provision of the Plan; (c) given in exchange for the good and valuable consideration provided by the Released Parties; (d) a good-faith settlement and compromise of the Causes of Action released by the Third-Party Release; (e) materially beneficial to, and in the best interests of, the Debtors, their Estates, and their stakeholders, and important to the overall objectives of the Plan to finally resolve certain Cause of Actions among or against certain parties in interest in the Chapter 11 Cases; (f) fair, equitable, and reasonable; (g) given and made after due notice and opportunity for hearing; (h) a bar to any of the Releasing Parties asserting any Cause of Action released by the Third-Party Release against any of the Released Parties or their property; and (i) consistent with sections 105, 524, 1123, 1129, and 1141 and other applicable provisions of the Bankruptcy Code. Accordingly, the Third-Party Release is approved.

7.	Exculpation

36. The exculpation set forth in Article XII.D of the Plan (the “Exculpation”) is appropriate under applicable law because it was proposed in good faith, was formulated following extensive good-faith, arm’s-length negotiations with key constituents, is essential to the Plan, and is appropriately limited in scope. The Exculpated Parties relied upon the Exculpation as a material inducement to engage in prepetition and postpetition negotiations with the Debtors that culminated in the Plan and the settlements and compromises therein that maximize value for the Debtors’ Estates and their stakeholders. The record in the Chapter 11 Cases fully supports the Exculpation, which is appropriately tailored to protect the Exculpated Parties from unnecessary litigation and contains appropriate carve outs for actions determined by a Final Order to have constituted actual fraud, willful misconduct, and gross negligence. Accordingly, the Exculpation is approved. The Exculpated Parties (subject to the Exculpation provision) have, and upon entry of this Order will be deemed to have, participated in good faith and in compliance with all applicable laws with regard to the Distribution of recoveries under the Plan and, therefore, are not, and on account of such Distributions shall not be, liable at any time for the violation of any applicable law, rule or regulation governing solicitation or such Distributions made pursuant to the Plan.

8.	Injunction

37. The injunction provisions set forth in Article XII.E of the Plan (the “Injunction”) are essential to the Plan and are necessary to implement the Plan and to preserve and enforce the Debtor Release, the Third-Party Release, and the Exculpation provisions. The Injunction is appropriately tailored to achieve those purposes and is, therefore, approved.

9.	Additional Plan Provisions

38. The other discretionary provisions in the Plan, including the Plan Supplement, are appropriate and consistent with applicable provisions of the Bankruptcy Code, including, without limitation, the treatment of Insurance Policies and the retention of Court jurisdiction.

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2.	Section 1129(a)(2): Compliance of the Debtors and Others with the Applicable Provisions of the Bankruptcy Code

39. The Debtors, as proponents of the Plan, have complied with all applicable provisions of the Bankruptcy Code as required by section 1129(a)(2) of the Bankruptcy Code, including sections 1122, 1123, 1124, 1125, 1126, 1128, and 1129, and with Bankruptcy Rules 2002, 3017, 3018, and 3019. The Debtors and their agents transmitted the Solicitation Materials and related documents and solicited and tabulated votes with respect to the Plan fairly, in good faith, and in compliance with the Disclosure Statement Order, the Solicitation Procedures, the Bankruptcy Code, the Bankruptcy Rules, the Bankruptcy Local Rules, and the Complex Case Procedures, including, but not limited to, sections 1125 and 1126(b) of the Bankruptcy Code.

3.	Section 1129(a)(3): Proposal of Plan in Good Faith

40. The Plan is the product of the open, honest, and good faith process through which the Debtors have conducted their Chapter 11 Cases and reflects extensive, good faith, arm’s length negotiations among the Debtors, the Committee, and the Debtors’ key economic stakeholders. The Plan itself and the process leading to its formulation provide independent evidence of the Debtors’ good faith, serve the public interest, and assure fair treatment of Holders of Claims. In addition to achieving a result consistent with the objectives of the Bankruptcy Code, the Plan allows the Debtors’ economic stakeholders to realize the highest possible recoveries under the circumstances. Consistent with the overriding purpose of the Bankruptcy Code, the Chapter 11 Cases were filed, and the Plan was proposed, with the legitimate and honest purpose of maximizing the value of the Debtors’ Estates. Accordingly, the Plan is fair, reasonable, and consistent with sections 1122, 1123, and 1129 of the Bankruptcy Code. Based on the foregoing, as well as the facts and record of the Chapter 11 Cases, including, but not limited to, the Combined Hearing, the Plan has been proposed in good faith and not by any means forbidden by law, thereby satisfying section 1129(a)(3) of the Bankruptcy Code.

4.	Section 1129(a)(4): Court Approval of Certain Payments as Reasonable

41. All payments made or to be made by the Debtors for services or for costs and expenses in connection with the Chapter 11 Cases, or in connection with the Plan and incident to the Chapter 11 Cases, have been authorized by, approved by, or are subject to the approval of, the Court as reasonable, thereby satisfying section 1129(a)(4) of the Bankruptcy Code.

5.	Section 1129(a)(5): Service of Certain Individuals

42. The Plan provides that, on the Effective Date, the terms of current members of the Surgalign Board shall expire and the Plan Administrator shall be appointed as the sole director and sole officer of the Wind-Down Debtors. The Plan Administrator shall succeed to the powers of the Wind-Down Debtors’ managers, directors, and officers and shall act for the Wind-Down Debtors in accordance with the Plan Administrator Agreement.

43. The Plan Administrator was designated by the Committee, after consultation with the Debtors, in a manner consistent with the interests of Holders of Claims and Interests and with public policy. The Debtors disclosed the identity of the Plan Administrator in the Plan Supplement. Accordingly, the Plan satisfies the requirements of section 1129(a)(5) of the Bankruptcy Code.

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6.	Section 1129(a)(6): Rate Changes

44. The Plan does not provide for any rate changes over which a governmental regulatory commission has jurisdiction, and, accordingly, section 1129(a)(6) of the Bankruptcy Code is inapplicable to the Plan.

7.	Section 1129(a)(7): Best Interests of Holders of Claims and Interests

45. Each Holder of a Claim or Interest either (a) has voted to accept the Plan, (b) is Unimpaired and deemed to have accepted the Plan, or (c) shall receive or retain under the Plan, on account of such Claim or Interest, property of a value, as of the Effective Date of the Plan, that is not less than the amount that such Holder would receive or retain if the Debtors were to be liquidated under chapter 7 of the Bankruptcy Code. In addition, the liquidation analysis attached as Exhibit A to the Plan and Disclosure Statement (the “Liquidation Analysis”), as well as the other evidence related thereto in support of the Plan that was proffered or adduced at or prior to the Combined Hearing, (a) is reasonable, persuasive, credible, and accurate as of the date such analysis or evidence was proffered, adduced, and/or presented, (b) utilizes reasonable and appropriate methodologies and assumptions, (c) has not been controverted by other evidence, and (d) establishes that, with respect to each Impaired Class of Claims or Interests, each Holder of an Allowed Claim or Interest in such Class, unless otherwise agreed to by such Holder, shall receive under the Plan on account of such Allowed Claim or Interest property of a value, as of the Effective Date, that is not less than the amount such Holder would receive if the Debtors were liquidated on the Effective Date under chapter 7 of the Bankruptcy Code.

46. Accordingly, the Debtors have satisfied the requirements of section 1129(a)(7) of the Bankruptcy Code.

8.	Section 1129(a)(8): Acceptance by Certain Classes

47. The Presumed Accepting Classes are Unimpaired under the Plan and are deemed to have accepted the Plan pursuant to section 1126(f) of the Bankruptcy Code. The Voting Class is Impaired under the Plan and has voted to accept the Plan. Accordingly, section 1129(a)(8) of the Bankruptcy Code has been satisfied with respect to the Presumed Accepting Classes and the Voting Class.

48. Claims in Classes 4 through 8 are Impaired under the Plan and deemed to have rejected the Plan pursuant to section 1126(g) of the Bankruptcy Code (the “Deemed Rejecting Classes”). Although section 1129(a)(8) of the Bankruptcy Code has not been satisfied with respect to the Deemed Rejecting Classes, the Plan is confirmable because the Plan does not discriminate unfairly and is fair and equitable with respect to the Deemed Rejecting Classes and, thus, satisfies section 1129(b) of the Bankruptcy Code with respect to such Classes as described further below.

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9.	Section 1129(a)(9): Treatment of Claims Entitled to Priority Pursuant to Section 507(a) of the Bankruptcy Code

49. The treatment of Administrative Claims, Professional Fee Claims, Priority Tax Claims, and Priority Non-Tax Claims under the Plan satisfies the requirements of and complies in all respects with section 1129(a)(9) of the Bankruptcy Code.

10.	Section 1129(a)(10): Acceptance by Impaired Class

50. As evidenced by the Voting Report, without including any acceptance of the Plan by any insider (as defined in the Bankruptcy Code), Holders of Claims in the Voting Class voted to accept the Plan in accordance with section 1126(c) of the Bankruptcy Code. As such, there is at least one Impaired Class of Claims that has accepted the Plan and, therefore, section 1129(a)(10) of the Bankruptcy Code has been satisfied.

11.	Section 1129(a)(11): Feasibility of the Plan

51. The evidence supporting the Plan proffered or adduced by the Debtors at or before the Combined Hearing: (a) is reasonable, persuasive, credible, and accurate as of the dates such evidence was prepared, presented, or proffered; (b) has not been controverted by other persuasive evidence; (c) establishes that the Plan is feasible and confirmation of the Plan is not likely to be followed by liquidation (other than as contemplated by the Plan) or the need for further financial reorganization; and (d) establishes that the Debtors will have sufficient funds available to meet their obligations under the Plan. Accordingly, the Plan satisfies section 1129(a)(11) of the Bankruptcy Code.

12.	Section 1129(a)(12): Payment of Statutory Fees

52. The Plan provides for the payment of all fees payable under section 1930 of title 28 of the United States Code in accordance with section 1129(a)(12) of the Bankruptcy Code.

13.	Sections 1129(a)(13), (14), (15), and (16): Inapplicable Provisions

53. Section 1129(a)(13) is inapplicable because the Debtors do not maintain any retirement benefits as defined in section 1114 of the Bankruptcy Code. Section 1129(a)(14) is inapplicable because the Debtors are not required to pay domestic support obligations pursuant to a judicial or administrative order or statute. Section 1129(a)(15) is inapplicable because the Debtors are not individuals under the Bankruptcy Code. Section 1129(a)(16) of the Bankruptcy Code is inapplicable because the Debtors are not nonprofit entities or trusts.

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14.	Section 1129(b): No Unfair Discrimination; Fair and Equitable

54. Notwithstanding the rejection of the Plan by the Deemed Rejecting Classes, based upon the record before the Court and the treatment provided on account of such Claims and Interests, (a) the Plan does not discriminate unfairly against, and is fair and equitable with respect to, such Classes of Claims and Interests and (b) the Plan satisfies all the requirements for confirmation set forth in section 1129(a) of the Bankruptcy Code, except for section 1129(a)(8) of the Bankruptcy Code. The evidence in support of confirmation of the Plan proffered or adduced by the Debtors at, or prior to, or in declarations filed in connection with, the Combined Hearing regarding the Debtors’ classification and treatment of Claims and Interests and the requirements for confirmation of the Plan under section 1129(b) of the Bankruptcy Code (x) is reasonable, persuasive, credible, and accurate, (y) utilizes reasonable and appropriate methodologies and assumptions, and (z) has not been controverted by other credible evidence. Accordingly, the Plan satisfies section 1129(b) of the Bankruptcy Code with respect to the Deemed Rejecting Classes.

15.	Section 1129(c): Only One Plan

55. The Plan is the only plan filed in the Chapter 11 Cases and, accordingly, satisfies section 1129(c) of the Bankruptcy Code.

16.	Section 1129(d): Principal Purpose of the Plan Is Not Avoidance of Taxes or Section 5 of the Securities Act

56. The principal purpose of the Plan is not the avoidance of taxes or the avoidance of the application of section 5 of the Securities Act, thereby satisfying the requirements of section 1129(d) of the Bankruptcy Code.

17.	Section 1129(e): Not Small Business Cases

57. The Chapter 11 Cases are not small business cases and, accordingly, section 1129(e) of the Bankruptcy Code is inapplicable to the Chapter 11 Cases.

P.	Good Faith

58. The Debtors, the Committee, and the Exculpated Parties have acted in “good faith” within the meaning of section 1125(e) of the Bankruptcy Code and in compliance with the applicable provisions of the Bankruptcy Code, the Bankruptcy Rules, the Bankruptcy Local Rules, and the Complex Case Procedures in connection with all of their respective activities relating to support and consummation of the Plan, including the solicitation of acceptances of the Plan, their participation in the Chapter 11 Cases and the activities described in section 1125 of the Bankruptcy Code, and are entitled to the protections afforded by section 1125(e) of the Bankruptcy Code.

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Q.	Implementation

59. All documents and agreements necessary to implement the transactions contemplated by the Plan, including those contained or summarized in the Plan Supplement, and all other relevant and necessary documents have been negotiated in good faith and at arm’s-length, are in the best interests of the Debtors, the Estates, and Holders of Claims and Interests, and shall, upon completion of documentation and execution, be valid, binding, and enforceable documents and agreements not in conflict with any federal, state, or local law. Such documents and agreements are essential elements of the Plan, and entry into and consummation of the transactions contemplated by each such document or agreement is in the best interests of the Debtors, their Estates, and Holders of Claims and Interests. The Debtors have exercised reasonable business judgment in determining which documents and agreements to enter into and have provided sufficient and adequate notice of such documents and agreements. The Debtors, the Wind-Down Debtors, or the Plan Administrator, as applicable, are authorized to take any action reasonably necessary or appropriate to implement, effectuate and consummate the Plan, the documents and agreements necessary to implement the Plan, this Order, and the transactions contemplated thereby or hereby, including performance under the Plan Administrator Agreement.

ORDER

BASED ON THE FOREGOING FINDINGS OF FACT AND CONCLUSIONS OF LAW, IT IS THEREFORE ORDERED, ADJUDGED, AND DECREED THAT:

A.	Findings of Fact and Conclusions Law

60. The above-referenced findings of fact and conclusions of law are hereby incorporated by reference as though fully set forth herein.

B.	Approval of the Disclosure Statement

61. The Disclosure Statement is approved on a final basis pursuant to section 1125 of the Bankruptcy Code.

C.	Confirmation of the Plan

62. The Plan, including (a) all modifications to the Plan filed with the Court prior to or during the Combined Hearing and (b) all documents incorporated into the Plan through the Plan Supplement, is approved in its entirety, as modified herein, and confirmed pursuant to section 1129 of the Bankruptcy Code. All terms of the Plan and the Plan Supplement are incorporated herein by reference and are an integral part of this Order. The failure to specifically include or refer to any particular article, section, or provision of the Plan, the Plan Supplement, or any related document in this Order does not diminish or impair the effectiveness or enforceability of such article, section, or provision.

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D.	Objections Overruled

63. All objections, responses, statements, reservation of rights, and comments in opposition, if any, to final approval of the Disclosure Statement or confirmation of the Plan that have not been withdrawn, waived, settled, resolved prior to the Combined Hearing or otherwise resolved on the record of the Combined Hearing or in this Order are hereby overruled and denied on the merits, with prejudice. All objections to the entry of this Order or to the relief granted herein that were not timely filed and served prior to the Plan and Disclosure Statement Objection Deadline are deemed waived and forever barred.

E.	Plan Transactions

64. All of the transactions contemplated by the Plan and the Plan Supplement are hereby approved. The Debtors, the Wind-Down Debtors, and the Plan Administrator are authorized to and may issue, execute, deliver, file, or record such contracts, instruments, releases, and other agreements or documents and take such actions as may be necessary or appropriate to effectuate, implement and evidence the terms and conditions of the Plan, including the Plan Supplement, in each case, in the name of and on behalf of the Debtors or the Wind-Down Debtors, as applicable, without the need for any approvals, authorization or consents except those expressly required pursuant to the Plan.

65. The entry of this Order shall constitute authorization for the Debtors, the Wind-Down Debtors, and the Plan Administrator, as applicable, to take or cause to be taken all corporate actions necessary or appropriate to implement all provisions of, and to consummate, the Plan, including the Plan Supplement, prior to, on and after the Effective Date and all such actions taken or caused to be taken shall be deemed to have been authorized and approved by this Court without the need for further approval, act or action under any applicable law, order, rule or regulation. Notwithstanding any requirement under non-bankruptcy law, all matters provided for in the Plan, including the Plan Supplement, or deemed necessary or desirable by the Debtors, the Wind-Down Debtors, or the Plan Administrator, as applicable, before, on, or after the Effective Date involving the corporate structure of the Debtors or the Wind-Down Debtors, including the dissolution of the Debtors, and all actions authorized to be taken pursuant to the Plan shall be deemed to have occurred and shall be in effect on the Effective Date or as otherwise provided under the Plan, without any requirement of or further action by the equity holders, directors, managers, members or officers of the Debtors or the Wind-Down Debtors and without further application to, or order of, the Court.

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F.	Corporate Existence

66. On and after the Effective Date, except as otherwise provided in the Plan, each Wind-Down Debtor (or the Plan Administrator) may operate its business in accordance with applicable Law and may use, acquire, or dispose of property and compromise or settle any Claims, Interests, or Causes of Action without supervision or approval by the Court and free of any restrictions of the Bankruptcy Code or Bankruptcy Rules.

G.	The Wind-Down Debtors

67. One or more of the Debtors shall continue in existence after the Effective Date, each as a Wind-Down Debtor, for purposes of (1) preserving the Retained Estate Claims and Causes of Action for the benefit of the Wind-Down Beneficiaries, (2) winding down the Debtors’ remaining businesses and affairs as expeditiously as reasonably possible and liquidating any assets held by the Wind-Down Debtors after the Effective Date, (3) resolving any Disputed Claims, (4) paying Allowed Claims for which there is not a Distribution Agent other than the Wind-Down Debtors, (5) filing appropriate tax returns, and (6) administering the Plan in an efficacious manner. Except as otherwise provided in the Plan, the Wind-Down Debtors shall be deemed to be substituted as the party-in-lieu of the Debtors in all matters, including (a) motions, contested matters, and adversary proceedings pending in the Court, and (b) all matters pending in any courts, tribunals, forums, or administrative proceedings outside of the Court, in each case without the need or requirement for the Wind-Down Debtors or the Plan Administrator to file motions or substitutions of parties or counsel in each such matter.

68. Except as otherwise provided in the Plan or the Plan Supplement, or any agreement, instrument, or other document incorporated therein, each Wind-Down Debtor shall continue to exist after the Effective Date as a separate corporate entity, limited liability company, partnership, or other form, as the case may be, with all the powers of a corporation, limited liability company, partnership, or other form, as the case may be, pursuant to the applicable law in the jurisdiction in which each applicable Debtor is incorporated or formed and pursuant to the respective certificate of incorporation and bylaws (or other formation documents) in effect prior to the Effective Date, except to the extent such certificate of incorporation and bylaws (or other formation documents) are amended under the Plan or otherwise, and to the extent such documents are amended, such documents are deemed to be amended pursuant to the Plan and require no further action or approval (other than any requisite filings required under applicable state, provincial, or federal law).

69. After the Effective Date, one or more of the Wind-Down Debtors may be disposed of, dissolved, wound down, or liquidated without supervision or approval by the Court and free of any restrictions of the Bankruptcy Code or Bankruptcy Rules.

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H.	Recourse Solely to Wind-Down Debtor Assets

70. Except as otherwise provided in the Plan or the Plan Supplement, or in any agreement, instrument, or other document incorporated in the Plan, on the Effective Date, pursuant to sections  1141(c) of the Bankruptcy Code, the Wind-Down Debtor Assets, including all Causes of Action (including all Retained Estate Claims and Causes of Action) that are not released, and any property acquired by any of the Debtors under the Plan shall vest in the applicable Wind-Down Debtor, free and clear of all Liens, Claims, Interests, charges, or other encumbrances.

I.	Directors and Officers

71. On the Effective Date, the terms of the current members of the Surgalign Board shall expire. The Wind-Down Debtors shall be governed by the Plan Administrator in the same fiduciary capacity as applicable to a board of managers, directors, and officers, subject to the provisions hereof (and all certificates of formation, membership agreements, and related documents deemed amended by the Plan to permit and authorize the same). On the Effective Date, the authority, power, and incumbency of the persons acting as directors and officers of the Wind-Down Debtors shall be deemed to be terminated and such individuals shall be deemed to have resigned, and the Plan Administrator shall be appointed as the sole director and sole officer of the Wind-Down Debtors and shall succeed to the powers of the Wind-Down Debtors’ managers, directors, and officers. From and after the Effective Date, the Plan Administrator shall be the sole representative of, and shall act for, the Wind-Down Debtors as further described in the Plan Administrator Agreement.

J.	Plan Administrator

72. The appointment of Steve Balasiano to serve as the Plan Administrator is approved in all respects and the Plan Administrator is authorized to carry out all rights and duties set forth in the Plan and the Plan Administrator Agreement as of the Effective Date. The compensation of the Plan Administrator as set forth in the Plan Supplement is approved in all respects and the Plan Administrator shall administer the distributions to the Wind-Down Debtor Beneficiaries and shall serve as a representative of the Estates under section 1123(b) of the Bankruptcy Code for the purpose of enforcing Retained Estate Claims and Causes of Action belonging to the Estates that are not released, waived, settled, compromised, or transferred pursuant to the Plan and subject to the limitations set forth in the Plan.

K.	Preservation of Rights of Action

73. In accordance with section 1123(b) of the Bankruptcy Code, each Wind-Down Debtor shall retain, and the Plan Administrator may enforce, all rights to commence and pursue any Retained Estate Claims and Causes of Action, whether arising before or after the Petition Date, as set forth in the Retained Estate Claims and Causes of Action Schedule.

74. The Plan Administrator may pursue the Retained Estate Claims and Causes of Action, as appropriate, in accordance with the best interests of the Wind-Down Debtor Beneficiaries and in accordance with the Plan Administrator Agreement and the Plan.

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75. In accordance with section 1123(b)(3) of the Bankruptcy Code, any Retained Estate Claims and Causes of Action that a Debtor may hold against any Entity shall vest in the Wind-Down Debtors. The Wind-Down Debtors and the Plan Administrator, as applicable, shall have the exclusive right, authority, and discretion to determine and to initiate, file, prosecute, enforce, abandon, settle, compromise, release, withdraw, or litigate to judgment any Retained Estate Claims and Causes of Action, or to decline to do any of the foregoing, without the consent or approval of any third party or any further notice to or action, order, or approval of the Court in accordance with the Plan.

L.	Substantive Consolidation

76. The entry of this Order shall constitute authorization for the substantive consolidation of the Debtors’ Estates and all of the debts of all of the Debtors for purposes of classifying and treating all Claims under the Plan, including for voting, confirmation, and distribution purposes pursuant to section 105 of the Bankruptcy Code. On and after the Effective Date, all Assets and liabilities of the Debtors shall be treated under the Wind-Down Debtors as though they were merged into the estate of Surgalign Holdings, Inc. for purposes of treatment of and distributions on Claims. All duplicative Claims (identical in both amount and subject matter) filed against more than one of the Debtors shall automatically be disallowed so that only one Claim survives against the consolidated Debtors. Should the Debtors or Wind-Down Debtors, as applicable, so choose, they may file omnibus objections to such duplicative claims to obtain specific orders disallowing such duplicative claims. All guarantees by any Debtor of the obligations of any other Debtor shall be eliminated so that any Claim and any guarantee thereof by any other Debtor, as well as any joint and/or several liability of any Debtor with respect to any other Debtor, shall be treated as one collective obligation of the Debtors. Any alleged defaults under any applicable agreement with the Debtors arising from substantive consolidation under the Plan shall be deemed cured as of the Effective Date.

M.	Access to Purchaser’s Books and Records and Personnel

77. On and after the Effective Date, the Digital Assets Purchaser and the Hardware Assets Purchaser and their respective subsidiaries shall provide commercially reasonable access to any relevant documents, information, or personnel reasonably requested by the Wind-Down Debtors in connection with carrying out their responsibilities under the Plan and Plan Administrator Agreement, so long as such access is not disruptive to normal business operations. The Digital Assets Purchaser and the Hardware Assets Purchaser shall preserve, for the benefit of the Wind-Down Debtors, all records and documents (including all electronic records or documents) related to any Retained Estate Claims and Causes of Action or Claims against the Debtors’ Estates until such time as the Wind-Down Debtors notify the Digital Assets Purchaser and the Hardware Assets Purchaser in writing that such records are no longer required to be preserved or all necessary and available records and documents have been provided to the Wind-Down Debtors.

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N.	Cancellation of Notes, Instruments, Certificates, and Other Documents

78. On the later of the Effective Date and the date on which Distributions are made pursuant to the Plan (if not made on the Effective Date), except for the purpose of evidencing a right to and allowing Holders of Claims and Interests to receive a Distribution under the Plan or to the extent otherwise specifically provided for in the Plan, this Order, or any agreement, instrument, or other document entered into in connection with or pursuant to the Plan (including, without limitation, the Definitive Documents and the Digital Assets Purchase Agreement and the Hardware Assets Purchase Agreement), all notes, bonds, indentures, certificates, securities, shares, purchase rights, options, warrants, collateral agreements, subordination agreements, intercreditor agreements, or other instruments or documents directly or indirectly evidencing, creating, or relating to any indebtedness or obligations of, or ownership interest in, the Debtors, giving rise to any Claims against or Interests in the Debtors or to any rights or obligations relating to any Claims against or Interests in the Debtors shall be deemed cancelled without any need for a Holder to take further action with respect thereto.

O.	Closing the Chapter 11 Cases

79. Upon the occurrence of the Effective Date, all of the Chapter 11 Cases shall be deemed closed, except for the Remaining Case, which shall be designated as the lead case. All contested matters and adversary proceedings relating to any of the Debtors or the Wind-Down Debtors, as applicable, including objections to Claims, shall be filed, administered, and adjudicated in the Remaining Case without the need to reopen any case.

P.	Treatment of Executory Contracts and Unexpired Leases

80. On the Effective Date, except as otherwise provided in the Plan, each Executory Contract and Unexpired Lease not previously rejected, assumed, or assumed and assigned, including any employee benefit plans, severance plans, and other Executory Contracts under which employee obligations arise, shall be deemed automatically rejected pursuant to sections 365 and 1123 of the Bankruptcy Code effective as of the Confirmation Date, unless such Executory Contract or Unexpired Lease: (a) is subject to a motion to reject, assume, or assume and assign pending as of the Effective Date; (b) is a contract, instrument, release, indenture, or other agreement or document entered into in connection with the Plan; (c) is an Insurance Policy; or (d) is a Digital Assets Sale Transaction Document or Hardware Assets Sale Transaction Document.

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Q.	Insurance Policies

81.  Notwithstanding anything to the contrary in the Plan Documents, any bar date notice or claim objection, any other document related to any of the foregoing or any other order of the Court (including, without limitation, any other provision that purports to be preemptory or supervening, grants an injunction, discharge or release, confers Court jurisdiction, or requires a party to opt out of any releases):

(a)	on the Effective Date, the Wind-Down Debtors shall be deemed to have assumed all Insurance Policies which identify any of the Debtors as first named insureds or as a counterparty thereto in their entireties pursuant to sections 105 and 365 of the Bankruptcy Code;

(b)	on and after the Effective Date, notwithstanding Article IX.C. of the Plan, all of the Insurance Policies shall vest in the Wind-Down Debtors and the Wind-Down Debtors shall become and remain liable in full for all of their and the Debtors’ obligations under the Insurance Policies, regardless of whether such obligations arise before or after the Effective Date, without the need or requirement for Insurers to file or serve any objection to a proposed Cure Claim or a request, application, Claim, Proof of Claim, Cure Claim, motion for payment or allowance of any Administrative Claim, or a motion referenced in Article X.R. of the Plan;

(c)	other than assumption of the Insurance Policies by the Wind-Down Debtors, which shall be allowed, all Insurance Policies, the terms and conditions thereof and all legal, equitable or contractual rights, obligations, and defenses of the Insurers, the Debtors (or, after the Effective Date, the Wind-Down Debtors), and any other individual or entity, as applicable, under any Insurance Policies, whether arising before or after the Effective Date, shall survive and shall not be amended, modified, waived, released, discharged or impaired in any respect, and all such rights and obligations shall be determined under the Insurance Policies and applicable non-bankruptcy law as if the Chapter 11 Cases had not occurred;

(d)	other than assumption of the Insurance Policies by the Wind-Down Debtors, which shall be allowed, nothing shall permit or otherwise effectuate a sale, assignment or other transfer of any Insurance Policy and/or any rights, benefits, claims, proceeds, rights to payment, or recoveries under and/or relating to any Insurance Policy without the prior express written consent of the applicable Insurer; and

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(e)	the automatic stay of section 362(a) of the Bankruptcy Code and the injunctions set forth in Article XII of the Plan, if and to the extent applicable, shall be deemed lifted without further order of this Court, solely to permit: (i) claimants with valid workers’ compensation claims or direct action claims against an Insurer under applicable non-bankruptcy law to proceed with their claims; (ii) the Insurers to administer, handle, defend, settle, and/or pay, in the ordinary course of business and without further order of this Court, (x) workers’ compensation claims, (y) claims where a claimant asserts a direct claim against any Insurer under applicable non-bankruptcy law, or an order has been entered by this Court granting a claimant relief from the automatic stay or the injunctions set forth in Article XII of the Plan to proceed with its claim, and (z) all costs in relation to each of the foregoing; and (iii) subject to and in accordance with the terms and conditions of the Insurance Policies, including any applicable notice periods thereunder, the Insurers to cancel any Insurance Policies and take other actions relating to the Insurance Policies (including effectuating a setoff).

82. Subject to the occurrence of the Effective Date, the entry of this Order shall constitute both approval of the foregoing assumption of Insurance Policies pursuant to sections 105 and 365 of the Bankruptcy Code and a finding by the Court that such assumption is in the best interests of the Estates. Each applicable Insurer is prohibited from, and this Order shall constitute an injunction against, denying, refusing, altering or delaying coverage on any basis regarding or related to the Chapter 11 Cases, the Plan or any provision within the Plan, including the treatment or means of liquidation set out within the Plan for any insured Claims or Causes of Action. Nothing in the Plan shall impair the rights and obligations of the Wind-Down Debtors with respect to (or affect the coverage under) any D&O Liability Insurance Policy that provides liability coverage for officers, directors, and other fiduciaries of the Debtors and their Affiliates.

83. Notwithstanding the foregoing, before the Petition Date, the Debtors obtained the D&O Liability Insurance Policies for their current and former directors, officers, and managers. After the Effective Date, all members, managers, directors, and officers of the Debtors who served in such capacity at any time prior to the Effective Date shall be entitled to the full benefits of any such D&O Liability Insurance Policies for the full term of such policy, subject to and in accordance with the terms and conditions of such D&O Liability Insurance Policies in all respects, and the Plan Administrator’s management of the D&O Liability Insurance Policies shall not affect the rights of (i) Entities covered by the D&O Liability Insurance Policies to pursue coverage under such policies or (ii) Entities eligible to recover from the D&O Liability Insurance Policies to pursue recovery from such policies. All such Entities’ respective rights and priorities are undisturbed by the Plan.

R.	General Settlement of Claims and Interests

84. Pursuant to section 1123 of the Bankruptcy Code and Bankruptcy Rule 9019 and in consideration for the Distributions and other benefits provided pursuant to the Plan, the Plan is and shall be deemed a good-faith compromise and settlement of all Claims, Interests, and controversies relating to the contractual, legal, and subordination rights that a Holder of a Claim or Interest may have with respect to any Allowed Claim or Interest, or any Distribution to be made on account of such Allowed Claim or Interest other than with respect to any Retained Estate Claims and Causes of Action. The entry of this Order shall constitute the Court’s approval of the compromise or settlement of all such Claims, Interests, and controversies (other than Retained Estate Claims and Causes of Action), as well as a finding by the Court that such compromise or settlement is in the best interests of the Debtors, their Estates, and Holders of applicable Claims and Interests and is fair, equitable, and reasonable. The compromises, settlements, and releases described in the Plan shall be deemed non-severable from each other and from all other terms of the Plan. Notwithstanding any other provision of the Plan, the Debtors shall not receive a discharge pursuant to section 1141(d)(3) of the Bankruptcy Code. Notwithstanding anything to the contrary in the Plan, the releases set forth in Article XII.A of the Plan do not release any rights or obligations under any Digital Assets Sale Transaction Document or Hardware Assets Sale Transaction Document and neither the Digital Assets Purchaser nor the Hardware Assets Purchaser shall be required to file an Administrative Claim in order to preserve any rights or claims they may have under the Digital Asset Sale Transaction Documents or the Hardware Assets Sale Transaction Documents.

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S.	Release, Injunction, Exculpation, and Related Provisions Under the Plan

85. The releases, exculpations, injunction, and related provisions set forth in Article XII, including Articles XII.B, XII.C, XII.D, XII.E, and XII.G of the Plan are incorporated herein in their entirety, are hereby approved and authorized in all respects, are so ordered, and shall be immediately effective on the Effective Date without further order or action on the part of this Court or any other party. Notwithstanding anything to the contrary in the Plan or this Order, “Exculpated Party” shall mean each of, and in each case, in its capacity as such, (a) each of the Debtors and (b) the Committee and each of its members.

1.	Releases by the Debtors (Article XII.B)

86. Except as otherwise specifically provided in the Plan, as of the Effective Date, pursuant to section 1123(b) of the Bankruptcy Code, for good and valuable consideration, the adequacy of which is hereby confirmed, each Released Party is, and is deemed to be, hereby conclusively, absolutely, unconditionally, irrevocably, and forever released by the Debtors and their Estates, and any and all other Entities who may purport to assert any Claims or Causes of Action, directly or derivatively, by, through, for, or because of the Debtors or their Estates, from any and all Claims, Interests, obligations, rights, suits, damages, Causes of Action, remedies, and liabilities whatsoever, including any derivative claims, asserted or assertable on behalf of the Debtors or their Estates, as applicable, whether known or unknown, foreseen or unforeseen, matured or unmatured, existing or hereafter arising, contingent or noncontingent, in law, equity, contract, tort or otherwise, that the Debtors or their Estates would have been legally entitled to assert in their own right (whether individually or collectively) or on behalf of the Holder of any Claim against, or Interest in, a Debtor, the Estates, or other Entity, based on or relating to, or in any manner arising from, in whole or in part, the Debtors (including management, ownership, or operation thereof), the Debtors’ in- or out-of-court restructuring efforts, intercompany transactions, the Chapter 11 Cases, the formulation, preparation, dissemination, negotiation, filing, pursuit, performance, or consummation of the Chapter 11 Cases (including, without limitation, any payments, distributions or transfers in connection therewith), the Plan and Disclosure Statement, the Digital Assets Sale Transaction, the Digital Assets Sale Transaction Documents, the Hardware Assets Sale Transaction, the Hardware Assets Sale Transaction Documents, or any contract, instrument, release, or other Plan Document, agreement, or document created or entered into in connection with the Plan and Disclosure Statement, the Chapter 11 Cases, the Digital Assets Sale Transaction, the Hardware Assets Sale Transaction, Confirmation, or Consummation, the administration and implementation of the Plan, including the distribution of property under the Plan or any other related agreement, any payments, distributions or transfers made by the Debtors during the Chapter 11 Cases, any settlement or agreement in the Chapter 11 Cases or upon the negotiations regarding or concerning any of the foregoing or any other act or omission, transaction, agreement, event, or other occurrence relating to the foregoing taking place on or before the Effective Date. Notwithstanding anything to the contrary in the foregoing, the releases set forth in Article XII.B of the Plan do not release: (a) any post-Effective Date obligations of any party or Entity under the Plan or any document, instrument, or agreement (including those set forth in the Plan Supplement) executed to implement the Plan; or (b) any rights or obligations under any Digital Assets Sale Transaction Document or Hardware Assets Sale Transaction Document.

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2.	Third-Party Release (Article XII.C)

87. Except as otherwise specifically provided in the Plan, as of the Effective Date, for good and valuable consideration, the adequacy of which is hereby confirmed, each Released Party is, and is deemed to be, hereby conclusively, absolutely, unconditionally, irrevocably, and forever released by the Releasing Parties, and any and all other Entities who may purport to assert any Claims or Causes of Action, directly or derivatively, by, through, for, or because of the Releasing Parties, from any and all Claims, Interests, obligations, rights, suits, damages, Causes of Action, remedies, and liabilities whatsoever, whether known or unknown, foreseen or unforeseen, matured or unmatured, existing or hereafter arising, contingent or noncontingent, in law, equity, contract, tort or otherwise, including any derivative claims, asserted or assertable on behalf of the Debtors or their Estates, as applicable, that such Entity would have been legally entitled to assert, based on or relating to, or in any manner arising from, in whole or in part, the Debtors (including management, ownership, or operation thereof), the Debtors’ in- or out-of-court restructuring efforts, intercompany transactions, the Chapter 11 Cases, the formulation, preparation, dissemination, negotiation, filing, pursuit, performance, or consummation of the Chapter 11 Cases (including, without limitation, any payments, distributions or transfers in connection therewith), the Plan and Disclosure Statement, the Digital Assets Sale Transaction, the Hardware Assets Sale Transaction, the Digital Assets Sale Transaction Documents, the Hardware Assets Sale Transaction Documents, or any contract, instrument, release, or other Plan Document, agreement, or document created or entered into with the Plan and Disclosure Statement, the Chapter 11 Cases, the Digital Assets Sale Transaction, the Hardware Assets Sale Transaction, Confirmation, or Consummation, the administration and implementation of the Plan, including the distribution of property under the Plan or any other related agreement, any payments, distributions or transfers made by the Debtors during the Chapter 11 Cases, any settlement or agreement in the Chapter 11 Cases or upon the negotiations regarding or concerning any of the foregoing or any other act or omission, transaction, agreement, event, or other occurrence relating to the foregoing taking place on or before the Effective Date. Notwithstanding anything to the contrary in the foregoing, the releases set forth in Article XII.C of the Plan do not release: (a) any post-Effective Date obligations of any party or Entity under the Plan or any document, instrument, or agreement (including those set forth in the Plan Supplement) executed to implement the Plan; or (b) any rights or obligations under any Digital Assets Sale Transaction Document or Hardware Assets Sale Transaction Document.

3.	Exculpation (Article XII.D)

88. Except as otherwise specifically provided in the Plan, to the fullest extent permissible under applicable law, no Exculpated Party shall have or incur, and each Exculpated Party is exculpated from any Cause of Action for any claim related to any act or omission in connection with, relating to, or arising out of, in whole or in part, the Chapter 11 Cases, the Debtors, the Debtors’ in- or out-of-court restructuring efforts, intercompany transactions, the formulation, preparation, dissemination, negotiation, filing, pursuit, performance, or consummation of the Chapter 11 Cases (including, without limitation, any payments, distributions or transfers in connection therewith), the Plan and Disclosure Statement, the Digital Assets Sale Transaction, the Hardware Assets Sale Transaction, the Digital Assets Sale Transaction Documents, the Hardware Assets Sale Transaction Documents, or any contract, instrument, release or other Plan Document, agreement, or document created or entered into in connection with the Plan and Disclosure Statement, the Chapter 11 Cases, the Digital Assets Sale Transaction, the Hardware Assets Sale Transaction, Confirmation, or Consummation, the administration and implementation of the Plan, including the distribution of property under the Plan or any other related agreement, any payments, distributions or transfers made by the Debtors during the Chapter 11 Cases, any settlement or agreement in the Chapter 11 Cases or upon the negotiations regarding or concerning any of the foregoing or any other act or omission, transaction, agreement, event, or other occurrence relating to the foregoing taking place from the Petition Date through the Effective Date, except for claims related to any act or omission that is determined in a Final Order to have constituted actual fraud, willful misconduct, or gross negligence, but in all respects such Entities shall be entitled to reasonably rely upon the advice of counsel with respect to their duties and responsibilities pursuant to the Plan. The Exculpated Parties have, and upon completion of the Plan shall be deemed to have, participated in good faith and in compliance with the applicable laws with regard to the solicitation of votes and Distribution of consideration pursuant to the Plan and, therefore, are not, and on account of such Distributions shall not be, liable at any time for the violation of any applicable law, rule, or regulation governing the solicitation of acceptances or rejections of the Plan or such Distributions made pursuant to the Plan.

26

89. Notwithstanding anything to the contrary in the Plan or this Order, to the fullest extent permitted by section 1125(e) of the Bankruptcy Code, neither the Debtors nor any of their Related Parties shall have any liability on account of any solicitation of any acceptance or rejection of the Plan for any violation of any applicable law, rule, or regulation governing solicitation of acceptance or rejection of a plan.

4.	Injunction (Article XII.E)

90. Except as otherwise expressly provided in the Plan or for obligations issued or required to be paid pursuant to the Plan or the Confirmation Order, all Entities who have held, hold, or may hold Claims, Interests, or Causes of Action that have been released or are subject to exculpation are permanently enjoined, from and after the Effective Date, from taking any of the following actions against, as applicable, the Debtors, the Wind-Down Debtors, the Released Parties, or the Exculpated Parties: (a) commencing or continuing in any manner any action or other proceeding of any kind on account of or in connection with or with respect to any such Claims, Interests, or Causes of Action; (b) enforcing, attaching, collecting, or recovering by any manner or means any judgment, award, decree, or order against such Entities or the property or the estates of such Entities on account of or in connection with or with respect to any such Claims, Interests, or Causes of Action; (c) creating, perfecting, or enforcing any encumbrance of any kind against such Entities or the property or the estates of such Entities on account of or in connection with or with respect to any such Claims, Interests, or Causes of Action; (d) asserting any right of setoff or subrogation of any kind against any obligation due from such Entities or against the property of such Entities on account of or in connection with or with respect to any such Claims, Interests, or Causes of Action unless such Holder has filed a motion requesting the right to perform such setoff on or before the Confirmation Date, and notwithstanding an indication of a claim or interest or otherwise that such Holder asserts, has, or intends to preserve any right of setoff pursuant to applicable law or otherwise; and (e) commencing or continuing in any manner any action or other proceeding of any kind on account of or in connection with or with respect to any such Claims, Interests, or Causes of Action released or settled pursuant to the Plan.

5.	Release of Liens (Article XII.G)

91. Except (a) with respect to Liens securing an Allowed Secured Claim, to the extent elected by the Debtors or the Wind-Down Debtors, and (b) as otherwise provided in the Plan, or in any contract, instrument, release, or other agreement or document created pursuant to the Plan, on the Effective Date, (i) all mortgages, deeds of trust, Liens, pledges, or other security interests against any property of the Estates shall be fully released, (ii) each of the Debtors, the Wind-Down Debtors, or their delegates are authorized to file such documents as may be necessary to effectuate, or reflect in the public record, the release of such Liens and interests, (iii) the Holders of any such mortgages, deeds of trust, Liens, pledges, or other security interests shall execute such documents as may be reasonably requested by the Debtors or the Wind-Down Debtors, as applicable, to reflect or effectuate such releases, and (iv) all of the right, title, and interest of any Holder of such mortgages, deeds of trust, Liens, pledges, or other security interests to be released shall revert to the Wind-Down Debtors. The Holder (and any other Person) of any mortgages, deeds of trust, Liens, pledges, or other security interests that are to be released is entitled to rely on Article XII.G of the Plan for the purpose of executing and delivering any documentation related to, or otherwise assisting with, the release of any such mortgages, deeds of trust, Liens, pledges, or other security interests.

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T.	Claims Against Related Parties of the Debtors and the Committee

92. No party may assert a Cause of Action against the Debtors, the Committee, or any of their respective Related Parties for any claim related to any act or omission in connection with, relating to, or arising out of, in whole or in part, the Chapter 11 Cases, the Debtors,  the Debtors’ in- or out-of-court restructuring efforts, intercompany transactions, the formulation, preparation, dissemination, negotiation, filing, pursuit, performance, or consummation of the Chapter 11 Cases (including, without limitation, any payments, distributions or transfers in connection therewith), the Plan and Disclosure Statement, the Digital Assets Sale Transaction, the Hardware Assets Sale Transaction, the Digital Assets Sale Transaction Documents, the Hardware Assets Sale Transaction Documents, or any contract, instrument, release or other Plan Document, agreement, or document created or entered into in connection with the Plan and Disclosure Statement, the Chapter 11 Cases, the Digital Assets Sale Transaction, the Hardware Assets Sale Transaction, Confirmation, or Consummation, the administration and implementation of the Plan, including the distribution of property under the Plan or any other related agreement, any payments, distributions or transfers made by the Debtors during the Chapter 11 Cases, any settlement or agreement in the Chapter 11 Cases or upon the negotiations regarding or concerning any of the foregoing or any other act or omission, transaction, agreement, event, or other occurrence relating to the foregoing taking place from the Petition Date through the Effective Date (except for claims related to any act or omission that is determined in a Final Order to have constituted actual fraud, willful misconduct, or gross negligence) without first seeking authority from this Court. Any such request shall be made in writing with notice to all affected parties and shall include a proposed complaint setting forth any alleged Claims and the detailed factual basis in support of such Claims. Further, any such request shall include a proposed attorney fee reserve, subject to Court modification, that will be deposited to the Court’s registry to indemnify the Related Parties of both the Debtors and the Committee against costs associated with the successful defense of any Claim that is allowed to proceed. This Court reserves jurisdiction to adjudicate any such Claims to the maximum extent provided by applicable law.

U.	Cigna Health and Life Insurance Company

93. Cigna Health and Life Insurance Company (“Cigna”) and the Debtors are parties to an Administrative Services Contract (Level Funding) and a Stop Loss Policy, account number 637941 (jointly, the “Cigna Contracts”), pursuant to which Cigna provides ongoing services relating to the Debtors’ employee healthcare benefits plan. Notwithstanding anything in this Order or the Plan to the contrary, as of the Effective Date, the Cigna Contracts shall be (a) assumed and assigned to the Wind-Down Debtors, and (b) terminated by mutual agreement as of October 31, 2023. In lieu of any cure, all obligations due and unpaid under the Cigna Contracts accruing prior to October 31, 2023 shall pass through to the Wind-Down Debtors and survive assumption and assignment, and nothing in this Order or section 365 of the Bankruptcy Code shall affect such obligations. Subject to the occurrence of the Effective Date, the entry of this Order shall constitute both approval of such assumption and assignment pursuant to section 365 of the Bankruptcy Code and a finding by the Court that such assumption and assignment is in the best interests of the Estates. No administrative expenses or other claims shall be incurred as a result of the termination.

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V.	SAP America, Inc. and Concur Technologies, Inc.

94. Notwithstanding anything to the contrary contained in this Order or the Plan, the contracts between SAP America, Inc., as amended, and Concur Technologies, Inc. (the “SAP Entities”) and the Debtors that were assumed pursuant to the Stipulation, Agreement and Order Authorizing the Debtors to Assume Certain Executory Contracts with SAP America, Inc. and Concur Technologies, Inc. [Docket No. 361] (the “Stipulation”) are not repudiated by the Debtors or the Wind-Down Debtors, and neither the contracts with the SAP Entities nor any provision of the Stipulation, including the Debtors’ and SAP Entities’ obligations under the Stipulation, shall be modified or otherwise affected by the provisions of the Plan or this Order.

W.	Post-Confirmation Notices

95. In accordance with Bankruptcy Rules 2002 and 3020(c), no later than ten (10) Business Days after the Effective Date, the Plan Administrator must cause notice of confirmation and the occurrence of the Effective Date (the “Notice of Confirmation”) to be filed on the docket and be served by United States mail, first-class postage prepaid, by hand, by overnight courier service, or by electronic service to all parties served with the Combined Hearing Notice and Notices of Non-Voting Status and Disputed Claims; provided that no notice or service of any kind shall be required to be mailed or made upon any Entity to whom the Debtors mailed a Combined Hearing Notice or Notice of Non-Voting Status and Disputed Claims but received such notice returned marked as “undeliverable as addressed,” “moved, left no forwarding address,” “forwarding order expired,” or similar language, unless such Entity has informed the Debtors in writing of or the Debtors are otherwise aware of such Entity’s new address. For those parties receiving electronic service, filing on the docket is deemed sufficient to satisfy such service and notice requirements.

X.	Notice of Subsequent Pleadings

96. Except as otherwise provided in the Plan or in this Order, notice of all subsequent pleadings in the Chapter 11 Cases after the Effective Date will be limited to the following parties: (a) the Wind-Down Debtors and their counsel; (b) the U.S. Trustee; (c) the Plan Administrator; (d) any party known to be directly affected by the relief sought by such pleadings; and (f) any party that specifically requests additional notice in writing to the Plan Administrator, or files a request for notice under Bankruptcy Rule 2002 after the Effective Date. The Claims and Noticing Agent shall not be required to file updated service lists.

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Y.	Reports

97. After entry of this Order, the Debtors, Wind-Down Debtors, and the Plan Administrator, as applicable, shall have no obligation to file with the Court, serve on any parties, or otherwise provide any party with any other report that the Debtors were obligated to provide under the Bankruptcy Code or an order of the Court, including obligations to provide (a) any reports to any parties otherwise required under the “first” and “second” day orders entered in the Chapter 11 Cases, (b) ordinary course professional reports, and (c) monthly or quarterly reports for Professionals; provided that the Plan Administrator shall file the final monthly operating report (for the month in which the Effective Date occurs) and all subsequent quarterly reports when they become due, in a form reasonably acceptable to the U.S. Trustee. Except as set forth in the Plan Administrator Agreement, the Plan Administrator shall have no obligation to file quarterly reports with respect to a Debtor for any periods following the time such Debtor’s case is closed, converted, dismissed or a final decree has been entered by the Court.

Z.	Binding Effect

98. Upon the occurrence of the Effective Date, the terms of the Plan and the final versions of the documents contained in the Plan Supplement and this Order shall be immediately effective and enforceable and deemed binding upon the Debtors, the Wind-Down Debtors, the Plan Administrator, and any and all Holders of Claims or Interests (irrespective of whether the Holders of such Claims or Interests accepted or rejected the Plan), all Entities that are parties to or are subject to the settlements, compromises, releases, and injunction described in the Plan, all non-Debtor parties to Executory Contracts and Unexpired Leases with the Debtors, all other parties in interest, and their respective successors and assigns. All Claims against and Interests in the Debtors shall be as fixed, adjusted, or compromised, as applicable, pursuant to the Plan regardless of whether any Holder of a Claim or Interest has voted on the Plan.

99. Pursuant to section 1141 of the Bankruptcy Code, subject to the occurrence of the Effective Date and subject to the terms of the Plan and this Order, all prior orders entered in the Chapter 11 Cases, all documents and agreements executed by the Debtors as authorized and directed under such prior orders, and all motions or requests for relief by the Debtors pending before this Court as of the Effective Date shall be binding upon and shall inure to the benefit of the Debtors, the Wind-Down Debtors, the Plan Administrator, and each of their respective successors and assigns.

100. The Plan, all documents and agreements executed by the Debtors in connection therewith, this Order, and all prior orders of the Court in the Chapter 11 Cases shall be binding against and binding upon and shall not be subject to rejection or avoidance by any Chapter 7 or Chapter 11 trustee appointed in any of the Chapter 11 Cases or any successor case or the Plan Administrator.

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AA.	Post-Confirmation Date Professional Fees and Expenses

101. Except as otherwise specifically provided in the Plan, from and after the Confirmation Date, the Debtors and/or the Wind-Down Debtors, as applicable, shall, in the ordinary course of business and without any further notice to or action, order, or approval of the Court, pay in Cash the reasonable and documented legal, professional, or other fees and expenses related to implementation of the Plan and Consummation incurred by the Wind-Down Debtors. Upon the Confirmation Date, any requirement that Professionals comply with sections 327 through 331, 363, and 1103 of the Bankruptcy Code in seeking retention or compensation for services rendered after such date shall terminate, and the Wind-Down Debtors may employ and pay any Professional in the ordinary course of business for the period after the Confirmation Date without any further notice to or action, order, or approval of the Court.

BB.	Professional Fee Escrow Amount

102. Notwithstanding anything to the contrary in the Plan or this Order, to the extent the Professional Fee Escrow Amount is not funded in full in Cash prior to the Effective Date, following the Effective Date, the Wind-Down Debtors or the Plan Administrator shall transfer all Cash received by the Wind-Down Debtors or the Plan Administrator, as applicable, on behalf of the Debtors to the Professional Fee Escrow Account until the Professional Fee Escrow Amount is fully funded in Cash. To the extent the Professional Fee Escrow Amount is not funded in full in Cash prior to the Effective Date, each Professional shall receive Cash in an amount equal to the Pro Rata amount of its Allowed Professional Fee Claim as compared to the aggregate amount of Allowed Professional Fee Claims from the funds held in the Professional Fee Escrow Account until each Allowed Professional Fee Claim is satisfied in full in Cash.

CC.	Non-Severability

103. Each term and provision of the Plan, as may have been altered or interpreted by the Court prior to the entry of this Order in accordance with the Plan, is (a) valid and enforceable pursuant to its terms, (b) integral to the Plan and may not be deleted or modified except in accordance with the Plan, and (c) nonseverable and mutually dependent.

DD.	Waiver or Estoppel

104. Except Holder of a Claim or an Interest shall be deemed to have waived any right to assert any argument, including the right to argue that its Claim or Interest should be Allowed in a certain amount, in a certain priority, secured or not subordinated by virtue of an agreement made with the Debtors or their counsel, or any other Entity, if such agreement was not disclosed in the Plan or papers filed with the Court before the Confirmation Date.

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EE.	Authorization to Consummate

105. The Debtors are authorized to consummate the Plan at any time after the entry of this Order subject to satisfaction or waiver, in accordance with the terms of the Plan, of the conditions precedent to Consummation set forth in Article XIII of the Plan. The substantial consummation of the Plan, within the meaning of sections 1101(2) and 1127 of the Bankruptcy Code, shall be deemed to occur on the Effective Date.

FF.	Injunctions and Automatic Stay

106. Unless otherwise provided in the Plan or in this Order, all injunctions or stays in effect in the Chapter 11 Cases pursuant to sections 105 or 362 of the Bankruptcy Code or any order of the Court and existing on the Confirmation Date (excluding any injunctions or stays contained in the Plan or this Order) shall remain in full force and effect until the Effective Date. All injunctions or stays contained in the Plan or this Order shall remain in full force and effect in accordance with their terms.

GG.	Professional Fee Escrow Accounts

107. As soon as reasonably practicable after the Confirmation Date and no later than the Effective Date, the Debtors shall fund the Professional Fee Escrow Account with Cash equal to the Professional Fee Escrow Amount. The Professional Fee Escrow Account shall be maintained in trust solely for the Professionals and for no other Entities until all Professional Fee Claims Allowed by the Court have been irrevocably paid in full to the Professionals pursuant to one or more Final Orders of the Court. No Liens, claims, or interests shall encumber the Professional Fee Escrow Account or Cash held in the Professional Fee Escrow Account in any way. Funds held in the Professional Fee Escrow Account shall not be considered property of the Estates or the Wind-Down Debtors; provided that the Debtors’ counsel shall be the designated Entity authorized to release funds from the Professional Fee Escrow Account in accordance with the governing escrow agreement.

HH.	Dissolution of Official Committee

108. Upon the Effective Date: (a) the Committee shall be dissolved except with respect to the matters set forth in clause (c) of this sentence; (b) the current and former members of the Committee and their respective representatives shall be released and discharged of and from all further authority, duties, responsibilities and obligations related to and arising from and in connection with the Chapter 11 Cases except with respect to the matters set forth in clause (c) of this sentence; and (c) the Professionals retained by the Committee will not be entitled to assert any Professional Fee Claims for any services rendered or expenses incurred after the Effective Date in their capacity as Professionals for the Committee, except to the extent necessary to (i) prepare, file and, if necessary, litigate final applications for compensation and (ii) object to final fee applications filed by other Professionals.

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II.	Effectiveness of the Plan

109. The Plan shall not become effective unless and until the conditions set forth in Article XIII.B of the Plan have been satisfied or waived in accordance with Article XIII.C of the Plan.

JJ.	Effect of Non-Occurrence of Conditions to the Effective Date

110. Notwithstanding the entry of this Order, if the Effective Date does not occur and circumstances make clear that the Effective Date will not occur, then (a) the Plan will be null and void in all respects; (b) any settlement or compromise embodied in the Plan, assumption or rejection of Executory Contracts or Unexpired Leases effected by the Plan, and any document or agreement executed pursuant to the Plan will be null and void in all respects; and (c) nothing contained in the Plan shall (i) constitute a waiver or release of any Claims, Interests, or Causes of Action, (ii) prejudice in any manner the rights of any Debtor or any other Entity, or (iii) constitute an admission, acknowledgement, offer, or undertaking of any sort by any Debtor or any other Entity.

KK.	Effect of Conflict Between Plan, the Plan Supplement, and this Order

111. If there is any inconsistency between the terms of the Plan (including the Plan Supplement) and the terms of this Order, the terms of this Order shall govern and control. Except as set forth in the Plan, in the event of any inconsistency among the Plan and any document or agreement filed in the Plan Supplement, the Plan Supplement shall control.

LL.	Retention of Jurisdiction

112. Notwithstanding entry of this Order and the occurrence of the Effective Date, on and after the Effective Date, this Court retains exclusive jurisdiction over the Chapter 11 Cases, all matters arising out of or related to the Chapter 11 Cases and the Plan, including the matters set forth in Article XV of the Plan (except as otherwise provided in the Plan or Plan Administrator Agreement).

MM.	Waiver of 14-Day Stay

113. Notwithstanding Bankruptcy Rule 3020(e), and, to the extent applicable, Bankruptcy Rules 6004(h), 6006(d), 7062, and 9014 and any other Bankruptcy Rule, this Order is effective immediately and not subject to any stay.

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NN.	Final Order

114. This Order is a final order and the period in which an appeal must be filed will commence upon entry of this Order.

Houston, Texas
Dated: September 27, 2023	/s/ Christopher M. Lopez
CHRISTOPHER M. LOPEZ
UNITED STATES BANKRUPTCY JUDGE

34

Exhibit A

IN THE UNITED STATES BANKRUPTCY COURT

FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

)
In re:	)	Chapter 11
)
SURGALIGN HOLDINGS, INC., et al.[1]	)	Case No. 23-90731 (CML)
)
Debtors.	)	(Jointly Administered)
)

modified COMBINED DISCLOSURE STATEMENT AND JOINT CHAPTER 11 PLAN

OF SURGALIGN HOLDINGS, INC. AND ITS AFFILIATED DEBTORS

JACKSON WALKER LLP	WHITE & CASE LLP
Veronica A. Polnick (TX Bar No. 24079148)	Gregory F. Pesce (admitted pro hac vice)
J. Machir Stull (TX Bar No. 24070697)	Laura E. Baccash (admitted pro hac vice)
Matthew D. Cavenaugh (TX Bar No. 24062656)	111 South Wacker Drive, Suite 5100
1401 McKinney Street, Suite 1900	Chicago, Illinois 60606
Houston, Texas 77010	Telephone: (312) 881-5400
Telephone: (713) 752-4200	Email: gregory.pesce@whitecase.com
Email: vpolnick@jw.com	laura.baccash@whitecase.com
mstull@jw.com
mcavenaugh@jw.com	Charles R. Koster (TX Bar No. 24128278)
609 Main Street, Suite 2900
Co-Counsel to the Debtors and	Houston, Texas 77002
Debtors in Possession	Telephone: (713) 496-9700
Email: charles.koster@whitecase.com

Barrett B. Lingle (admitted pro hac vice)
1221 Avenue of the Americas
New York, New York 10020
Telephone: (212) 819-8200
Email: barrett.lingle@whitecase.com

Counsel to the Debtors and
Debtors in Possession

Dated: September 26, 2023

[1]	The debtors in these chapter 11 cases, along with the last four digits of each debtor’s federal tax identification number (if any), are: Surgalign Holdings, Inc. (0607); Surgalign Spine Technologies, Inc. (6543); Pioneer Surgical Technology NewCo Inc.; Spinal Transition and Professional Services LLC; Andi’s Belmarall, LLC; Fourth Dimension Spine, LLC (1107); Holo Surgical Inc. (4079); and HoloSurgical Technology Inc. (0952). The location of the debtors’ service address in these chapter 11 cases is: 520 Lake Cook Road, Suite 315, Deerfield, Illinois 60015.

TABLE OF CONTENTS

ARTICLE I. Defined Terms, Rules of Interpretation, Computation of Time, Governing Law, AND OTHER REFERENCES		10

A.	Defined Terms	10
B.	Rules of Interpretation	20
C.	Computation of Time	21
D.	Governing Law	21
E.	Reference to Monetary Figures	21
F.	Reference to the Debtors or the Wind-Down Debtors	21
G.	Controlling Document	21

ARTICLE II. THE DEBTORS’ CORPORATE HISTORY, STRUCTURE, AND BUSINESS OVERVIEW		22

A.	General Background	22
B.	The Debtors’ Corporate History	23
C.	The Debtors’ Industry	24
D.	The Debtors’ Capital Structure and Contingencies	24

ARTICLE III. EVENTS LEADING TO THE CHAPTER 11 FILINGS		27

ARTICLE IV. MATERIAL DEVELOPMENTS AND EVENTS OF THE CHAPTER 11 CASES		29

A.	First Day Relief	29
B.	NOL Motion	29
C.	Schedules and Statements	29
D.	Retention of Professionals	29
E.	Sale Transactions	29
F.	Auction	30
G.	Developments After the Auction	30
H.	Sale Hearing	31
I.	Assumption and Assignment and Rejection of Executory Contracts and Unexpired Leases	32
J.	International Hardware Business Wind-Down	32
K.	Bar Date	32
L.	Private Sale of Certain Assets	33
M.	Non-Insider KERP and Sale Incentive Program	33
N.	Dissolution of Polish Entity	33

ARTICLE V. Summary of treatment of claims and estimated recoveries		34

ARTICLE VI. Administrative PROFESSIONAL AND PRIORITY TAX Claims		35

A.	Administrative Claims	35
B.	Statutory Fees	36
C.	Professional Fee Claims	36
D.	Priority Tax Claims	37

i

ARTICLE VII. Classification, Treatment, AND VOTING OF Claims and Interests		38

A.	Classification of Claims and Interests	38
B.	Substantive Consolidation of the Estates	38
C.	Treatment of Claims and Interests	38
D.	Reservation of Rights Regarding Claims	42
E.	Separate Classification of Secured Claims	42
F.	Elimination of Vacant Classes	42
G.	Voting Classes Where No Valid Votes Are Received	42
H.	Subordinated Claims	42
I.	Controversy Concerning Impairment	42
J.	Confirmation Pursuant to Section 1129(b) of the Bankruptcy Code	42

ARTICLE VIII. Means for Implementation of the Plan		43

A.	Corporate Existence	43
B.	The Wind-Down Debtors	43
C.	Sources of Consideration for Plan Distributions	50
D.	Wind-Down	50
E.	Corporate Dissolution	50
F.	Corporate Action	51
G.	Cancellation of Notes, Instruments, Certificates, and Other Documents	51
H.	Effectuating Documents; Further Transactions	52
I.	Section 1146(a) Exemption	52
J.	Preservation of Rights of Action	52
K.	Substantive Consolidation	53
L.	Access to Purchaser’s Books and Records and Personnel	53
M.	Closing the Chapter 11 Cases	53

ARTICLE IX. Treatment of Executory Contracts and Unexpired Leases		54

A.	Rejection of Executory Contracts and Unexpired Leases	54
B.	Claims Arising from the Rejection of Executory Contracts and Unexpired Leases	54
C.	Contracts and Leases Entered into after the Petition Date	54
D.	Insurance Policies	55
E.	Warranties	56
F.	Reservation of Rights	56

ARTICLE X. Provisions Governing Distributions		57

A.	Distributions on Account of Claims Allowed as of the Effective Date	57
B.	Distribution Agent	57
C.	Disputed Claims Reserves	57
D.	Special Rules for Distributions to Holders of Disputed Claims	58
E.	Delivery of Distributions	58
F.	Undeliverable and Unclaimed Distributions Held by Distribution Agent	58

G.	Distribution Record Date	59
H.	Time Bar to Cash Payments	59
I.	Manner of Payment	59
J.	Fractional Distributions	59
K.	Foreign Currency Exchange Rate	59
L.	De Minimis Distributions	60
M.	No Postpetition Interest on Claims	60
N.	Allocation Between Principal and Accrued Interest	60
O.	Single Satisfaction	60
P.	Compliance with Tax Requirements	60
Q.	Claims Paid or Payable by Third Parties	61
R.	Setoffs and Recoupments	62
S.	Securities Law Matters	62
T.	Administration of Taxes	62

ARTICLE XI. Procedures for RESOLVING Disputed Claims and Interests		63

A.	Allowance of Claims	63
B.	Prosecution and Settlement of Disputed Claims	63
C.	Amendments to Proofs of Claim	63
D.	Pending Objections	64
E.	Claims Assumed by Purchaser	64
F.	Adjustment to Claims Without Objection	65
G.	Claims Subject to Pending Actions	65
H.	Estimation of Claims	65
I.	Disallowance of Claims and Interests	65

ARTICLE XII. Release, Injunction, and Related Provisions		66

A.	General Settlement of Claims and Interests	66
B.	Releases by the Debtors	66
C.	Releases by the Releasing Parties	67
D.	Exculpation	67
E.	Injunction	68
F.	Reimbursement or Contribution	68
G.	Release of Liens	68

ARTICLE XIII. Conditions to Confirmation and Effective Date		69

A.	Conditions Precedent to Confirmation	69
B.	Conditions Precedent to the Effective Date	69
C.	Waiver of Conditions Precedent	69
D.	Effect of Non-Occurrence of Conditions to Consummation	69

ARTICLE XIV. Modification, Revocation or Withdrawal of the Plan		70

A.	Modification of Plan	70
B.	Effect of Confirmation on Modifications	70
C.	Withdrawal of Plan	70

ARTICLE XV. Retention of Jurisdiction		71

ARTICLE XVI. Miscellaneous Provisions		73

A.	Immediate Binding Effect	73
B.	Additional Documents	73
C.	Dissolution of Official Committee	73
D.	Reservation of Rights	73
E.	Successors and Assigns	73
F.	Service of Documents	74
G.	Term of Injunctions or Stays	75
H.	Entire Agreement	75
I.	Plan Supplement Exhibits	75
J.	Non-Severability	75
K.	Votes Solicited in Good Faith	75
L.	Waiver or Estoppel	75

ARTICLE XVII. CONFIRMAtion of the plan		76

A.	Voting Procedures and Acceptance	76
B.	Statutory Requirements for Confirmation of the Plan	76
C.	The Best Interest of Creditors Test	77
D.	Feasibility	78
E.	Confirmation Without Acceptance by All Impaired Classes	79

ARTICLE XVIII. Plan-related risk factors		80

A.	General Bankruptcy Law and Plan Related Considerations	80
B.	Financial Information Disclaimer	83
C.	Disclosure Statement Disclaimer	83
D.	Alternatives to Confirmation and Consummation of the Plan	85

ARTICLE XIX. certain U.S. federal income tax consequences of the plan		86

A.	General Tax Considerations	86
B.	U.S. Federal Income Tax Consequences to the Debtors	87
C.	U.S. Federal Income Tax Consequences to Holders of Claims	88
D.	Information Reporting and Backup Withholding	91
E.	Reservation of Rights	91

TABLE OF EXHIBITS

Exhibit A	Liquidation Analysis

Exhibit B	Organizational Chart

v

Introduction

Surgalign Holdings, Inc. and its affiliated debtors and debtors in possession (collectively, the “Debtors”) in the above-captioned chapter 11 cases (the “Chapter 11 Cases”) propose this Combined Disclosure Statement and Joint Chapter 11 Plan of Surgalign Holdings, Inc. and Its Affiliated Debtors (the “Disclosure Statement,” “Plan and Disclosure Statement,” or “Plan”) for the resolution of all outstanding claims against and equity interests in the Debtors. The Debtors are the proponents of the Plan within the meaning of section 1129 of the Bankruptcy Code. Other agreements and documents supplement this Plan and have been or will be filed with the Bankruptcy Court. Unless otherwise indicated, capitalized terms used herein shall have the meanings set forth in Article I, below.

As more fully described herein, the Debtors filed voluntary petitions for relief pursuant to chapter 11 of the Bankruptcy Code on the Petition Date. The purpose of a chapter 11 case is to resolve the affairs of a debtor and distribute the proceeds of a debtor’s estate pursuant to a confirmed chapter 11 plan. To that end, the Debtors filed the Plan, the terms of which are more fully described herein, contemporaneously and combined with the Disclosure Statement. The primary objective of the Plan is to maximize the value of recoveries to all Holders of Allowed Claims and Interests and to distribute all property of the Debtors’ estates that is or becomes available for distribution generally in accordance with the priorities established by the Bankruptcy Code.

As of the Petition Date, the Debtors’ assets generally fell into three primary categories:

●	Hardware and Biomaterials Business: The Debtors had a broad portfolio of spinal hardware implants, including solutions for fusion procedures in the lumbar, thoracic, and cervical spine, as well as a biomaterials portfolio of advanced and traditional orthobiologics. Additionally, the Debtors’ hardware business had valuable long term distribution agreements with original equipment manufacturers, hospitals or other healthcare providers that allowed the Debtors to, among other things, receive supply chain services or provide certain of their products to such healthcare facilities, as applicable.

●	International Business: The Debtors’ broad portfolio of spinal hardware implants described above was also marketed and sold outside of the U.S. similar to the U.S. hardware and biomaterials business. Such non-Debtor subsidiaries that comprised the international hardware business were incorporated or formed in Germany, Austria, Switzerland, Luxembourg, Netherlands, Australia, Singapore, United Kingdom, and Spain. The Debtors also have non-Debtor subsidiaries related to the digital business, which include non-Debtor subsidiaries in Poland.

●	Digital Health Business: The Debtors developed an artificial intelligence and augmented reality technology navigation platform to support better surgery and AI/ML algorithms used on medical imaging, MRI and MRA that connects the continuum of care from the preoperative and clinical stage through postoperative care and is designed to achieve better surgical outcomes, reduce complications, and improve patient satisfaction. The Debtors’ AI/AR based navigation platform was developed to function as intelligent anatomical mapping technology designed to assist surgeons by allowing them to remain in safe anatomical zones and to enhance surgical performance.

Prior to the Petition Date, the Debtors commenced a marketing process for their assets, in whole or in part.

Based on the Debtors’ marketing efforts, shortly before the Petition Date, Xtant Medical Holdings, Inc. (“Xtant”) agreed to provide the stalking horse bid for substantially all of the assets encompassing the U.S. hardware and biomaterials business and the equity interests in non-Debtor entities related to the Debtors’ hardware business outside of the U.S. (collectively, the “Stalking Horse Hardware Assets”), which contemplated a purchase price of $5,000,000 and the assumption of certain liabilities. On June 18, 2023, the Debtors entered into an asset purchase agreement memorializing Xtant’s bid. On the Petition Date, the Debtors requested authority to continue to conduct their prepetition marketing process through a competitive court-supervised marketing process. Pursuant to such process, which was approved by the Bankruptcy Court on June 30, 2023 [Docket No. 137], the Debtors continued to reach out to strategic and financial partners and purchasers.

As of the Bid Deadline, the Debtors did not receive any Qualified Bids for the Stalking Horse Hardware Assets other than the Stalking Horse Bid, and accordingly designated Xtant as the Successful Bidder for the Stalking Horse Hardware Assets.

Prior to the Bid Deadline, the Debtors identified two Qualified Bidders for certain assets related to the Debtors’ digital health business (the “Digital Assets”)—(a) Augmedics, Inc. (“Augmedics”) and (b) Brainlab AG (“Brainlab”). As a result, the Debtors determined to hold an auction to determine the highest and best bid. On July 27, 2023, the Debtors conducted multiple rounds of bidding ending in the selection of Augmedics as the Successful Bidder and Brainlab as the Back-Up Bidder for the Debtors’ Digital Assets. On August 9, 2023, the Debtors entered into an asset purchase agreement memorializing Augmedics’ bid, which included a purchase price of $1,500,000.

The Plan provides for the distribution of proceeds from the sale transactions with Xtant and Augmedics, as well as other cash, and the timely monetization of all remaining property of the Debtors. Causes of Action not sold, transferred, or otherwise waived or released before the Effective Date of the Plan shall be prosecuted by the Wind-Down Debtors for the benefit of the Holders of General Unsecured Claims. All Allowed Administrative Claims, Allowed Priority Tax Claims, Allowed Priority Non-Tax Claims, and Allowed Secured Claims shall be satisfied in full.

THE DEBTORS BELIEVE THAT HOLDERS OF ALLOWED GENERAL UNSECURED CLAIMS WILL RECEIVE HIGHER RECOVERIES UNDER THIS PLAN THAN THEY WOULD RECEIVE UNDER AN ALTERNATIVE CHAPTER 7 LIQUIDATION BASED ON AT LEAST TWO SIGNIFICANT BENEFITS PROVIDED UNDER THIS PLAN. First, the Debtors anticipate there would be additional costs, expenses, and time that would be incurred in replacing existing management and professionals in a chapter 7 case, which would further diminish Estate assets, delay the prosecution of the Retained Estate Claims and Causes of Action, and delay distributions to creditors. Second, the Debtors believe that the prosecution of Retained Estate Claims and Causes of Action in a focused and effective manner by the Wind-Down Debtors will maximize the value of the Retained Estate Claims and Causes of Action compared with a potential prosecution by a chapter 7 trustee.

For these and other reasons, it is the Debtors’ opinion that confirmation and implementation of the Plan is in the best interest of and will maximize recoveries to the Debtors’ Estates, creditors, and other stakeholders. THEREFORE, THE DEBTORS RECOMMEND THAT ALL HOLDERS OF CLAIMS ENTITLED TO VOTE ON THE PLAN CAST A VOTE TO ACCEPT THE PLAN.

Disclaimer

This combined Plan and Disclosure Statement describes certain statutory provisions, events in the Chapter 11 Cases, and certain documents that may be attached or incorporated by reference. Although the Debtors believe that this information is fair and accurate, this information is qualified in its entirety to the extent that it does not set forth the entire text of such documents or statutory provisions. The information contained herein or attached hereto is made only as of the date of this Plan and Disclosure Statement. There can be no assurances that the statements contained herein will be correct at any time after such date.

This combined Plan and Disclosure Statement has been prepared in accordance with sections 1123 and 1125 of the Bankruptcy Code and Bankruptcy Rule 3016 and not necessarily in accordance with federal or state securities laws or other non-bankruptcy laws. This combined Plan and Disclosure Statement has not been approved or disapproved by the United States Securities and Exchange Commission (the “SEC”), any state securities commission or any securities exchange or association, nor has the SEC, any state securities commission or any securities exchange or association reviewed or commented on the accuracy or adequacy of the statements contained herein. Other than the Bankruptcy Court, no other governmental or other regulatory agency approvals have been sought or obtained as of the date of the mailing of this Plan and Disclosure Statement.

The Debtors submit this Plan and Disclosure Statement, as may be amended from time to time, under section 1125 of the Bankruptcy Code and Bankruptcy Rule 3016 to all of the Debtors’ known Holders of Claims entitled to vote on the Plan. The purpose of this Plan and Disclosure Statement is to provide adequate information to enable Holders of Claims who are entitled to vote on the Plan to make an informed decision in exercising their respective right to vote on the Plan. Every effort has been made to provide adequate information to Holders of Claims on how various aspects of the Plan affect their respective interests.

In preparing this Plan and Disclosure Statement, the Debtors relied on financial data derived from their books and records or that was otherwise made available to them at the time of such preparation and on various assumptions. Although the Debtors believe that such information fairly reflects the financial condition of the Debtors as of the date hereof and that the assumptions regarding future events reflect reasonable business judgments, the Debtors make no representations or warranties as to the accuracy of the financial information contained herein or assumptions regarding the Debtors’ financial condition and their future results and operations. Except where specifically noted, the financial information contained in this Plan and Disclosure Statement and in the exhibits attached hereto has not been audited by a certified public accountant and has not been prepared in accordance with generally accepted accounting principles in the United States or any other jurisdiction.

This combined Plan and Disclosure Statement does not constitute, and may not be construed as, an admission of fact, liability, stipulation or waiver. A party with standing may object to Claims after the Confirmation or Effective Date of the Plan irrespective of whether this Plan and Disclosure Statement identifies any such objections to Claims.

The Debtors are making the statements and providing the financial information contained in this Plan and Disclosure Statement as of the date hereof, unless otherwise specifically noted. Although the Debtors may subsequently update the information in this Plan and Disclosure Statement, the Debtors do not have an affirmative duty to do so, and expressly disclaim any duty to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. Holders of Claims and Interests reviewing this Plan and Disclosure Statement should not infer that, at the time of their review, the facts set forth herein have not changed since this Plan and Disclosure Statement was filed. Information contained herein is subject to completion or amendment. The Debtors reserve the right to file an amended plan and disclosure statement.

Confirmation and effectiveness of the Plan are subject to certain conditions precedent described in Article XIII of the Plan. There is no assurance that the Plan will be confirmed or, if confirmed, that such conditions precedent will be satisfied or waived. You are encouraged to read this Plan and Disclosure Statement in its entirety, including Article XVIII of this Plan and Disclosure Statement entitled “Plan-Related Risk Factors,” before submitting your ballot to vote to accept or reject the Plan. Even after the Effective Date, Distributions under the Plan may be subject to delay so that Disputed Claims can be resolved.

The Debtors have not authorized any entity to give any information about or concerning the Plan and Disclosure Statement other than that which is contained in this Plan and Disclosure Statement. The Debtors have not authorized any representations concerning the Debtors or the value of their property other than as set forth in this Plan and Disclosure Statement.

If the Plan is confirmed by the Bankruptcy Court and the Effective Date occurs, all Holders of Claims and Interests (including those Holders of Claims or Interests who are not entitled to vote on the Plan) will be bound by the terms of the Plan and any transactions contemplated hereby.

The contents of this Plan and Disclosure Statement should not be construed as legal, business, financial, or tax advice. Each Holder of a Claim or Interest should consult such Holder’s own legal counsel, accountant, or other advisors as to legal, business, financial, tax and other matters concerning such Holder’s Claim or Interest, the solicitation, or the transactions contemplated by the Plan and Disclosure Statement. This Plan and Disclosure Statement may not be relied upon for any purpose other than to determine how to vote on the Plan or object to confirmation of the Plan.

Nothing contained herein shall constitute an admission of any fact or liability by any party or be deemed evidence of the tax or other legal effects of the Plan on the Debtors or on Holders of Claims or Interests.

WHERE TO FIND ADDITIONAL INFORMATION

Surgalign Holdings, Inc. currently files annual reports with, and furnishes other information to, the SEC. Copies of any document filed with the SEC may be obtained by visiting the SEC website at http://www.sec.gov and performing a search under the “Company Filings” link. Each of the following filings is incorporated as if fully set forth herein and is a part of this Disclosure Statement (but later information filed with the SEC that updates information in the filings incorporated by reference will update and supersede such information):

●	Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC on March 30, 2023;

●	Quarterly Reports on Form 10-Q for the quarterly period ended March 31, 2023 filed with the SEC on May 11, 2023; and

●	Current Reports on Form 8-K filed with the SEC between January 1, 2023 and the date hereof.

The Solicitation

This Plan and Disclosure Statement is submitted by the Debtors to be used in connection with the solicitation of votes on the Plan and to describe and provide the terms of the Plan.

The Debtors requested that the Bankruptcy Court hold a hearing on conditional approval of this Plan and Disclosure Statement to determine whether this combined Plan and Disclosure Statement contains “adequate information” in accordance with section 1125 of the Bankruptcy Code. The Bankruptcy Court entered an order conditionally approving the Disclosure Statement as containing adequate information on August 31, 2023 [Docket No. 406] (the “Conditional Disclosure Statement Order”). Pursuant to section 1125(a)(1) of the Bankruptcy Code, “adequate information” is defined as “information of a kind, and in sufficient detail, as far as reasonably practicable in light of the nature and history of the Debtors and the condition of the Debtors’ books and records . . . that would enable a hypothetical reasonable investor typical of Holders of claims or interests of the relevant Class to make an informed judgment about the plan . . . ..”

All Holders of Claims are encouraged to read and carefully consider this combined Plan and Disclosure Statement in its entirety before voting to accept or reject the Plan. In making a decision to accept or reject the Plan, each Holder of a Claim must rely on its own examination and evaluation of the Debtors as described in this Plan and Disclosure Statement, including the merits and risks involved with respect to such Plan and Disclosure Statement.

A hearing to consider final approval of the Disclosure Statement and Confirmation of the Plan has been set for September 27, 2023, at 9:00 a.m. (prevailing Central Time). Objections to final approval of the Disclosure Statement or Confirmation of the Plan must be made in writing and must be filed with the Bankruptcy Court and served on counsel for the Debtors on or before 12:00 p.m. (prevailing Central Time), on September 25, 2023. Bankruptcy Rule 3007 and the Conditional Disclosure Statement Order govern the form of any such objection.

Answers to Commonly Asked Questions

What is chapter 11 of the Bankruptcy Code?

Chapter 11 is the principal reorganization chapter of the Bankruptcy Code that allows financially distressed businesses to reorganize their debts or liquidate their assets in a controlled and value-maximizing fashion. The commencement of a chapter 11 case creates an “estate” containing all of the legal and equitable interests of the debtor in property as of the date the bankruptcy case is filed. During a chapter 11 bankruptcy case, the debtor remains in possession of its assets unless the bankruptcy court orders the appointment of a trustee. No trustee has been appointed in these Chapter 11 Cases. The Plan is being proposed by the Debtors. The Debtors have worked to propose a plan of liquidation in an effort to minimize the overall administrative costs associated with the Chapter 11 Cases and maximize value to Holders of Allowed Claims and Interests.

How do I determine how my Claim or Interest is classified?

Under the Plan, Administrative Claims and Priority Tax Claims are unclassified and will be treated in accordance with Article VI of the Plan. All other Claims and Interests are classified in a series of classes, as described in Article V and Article VII of the Plan. You may review such Articles to determine how your Claim or Interest is classified.

How do I determine what I am likely to recover on account of my Claim or Interest?

After you determine the classification of your Claim or Interest, you can determine the likelihood and range of potential recovery under the Plan with respect to your Claim or Interest by referring generally to the chart below, which is also included in Article V of the Plan and qualified by Article VII of the Plan. The estimated recoveries in this chart do not include projected proceeds of the Retained Estate Claims and Causes of Action, which may increase the ultimate recoveries of the Class of General Unsecured Claims.

Class	Claims or Interests	Status	Voting Rights	Estimated Allowed Claims or Interests (in $000s)	Estimated Recoveries of Allowed Claims or Interests
1	Secured Claims	Unimpaired	Not Entitled to Vote (Presumed to Accept)	$0	100%
2	Priority Non-Tax Claims	Unimpaired	Not Entitled to Vote (Presumed to Accept)	$0	100%
3	General Unsecured Claims	Impaired	Entitled to Vote	$36,768 – $71,646	4% - 18%[2]
4	INN Seller Notes Claims	Impaired	Not Entitled to Vote (Deemed to Reject)	$10,613 – $12,355	0%
5	Intercompany Claims	Impaired	Not Entitled to Vote (Deemed to Reject)	$23,078	0%
6	Intercompany Interests	Impaired	Not Entitled to Vote (Deemed to Reject)	N/A	0%
7	Interests in Parent	Impaired	Not Entitled to Vote (Deemed to Reject)	N/A	0%
8	Section 510(b) Claims	Impaired	Not Entitled to Vote (Deemed to Reject)	$0 – $156,000	0%

[2]	The estimated recoveries for Class 3 General Unsecured Claims are based upon the assumption that the INN Seller Notes Claims, Proof of Claim Nos. 151 and 153, each filed in the amount of $6 million, are subordinated to the fullest extent permitted by the Bankruptcy Code. Notwithstanding anything to the contrary herein, to the extent that the Bankruptcy Court does not permit the INN Seller Notes Claims to be subordinated, the holders of INN Seller Notes Claims shall recover at the same level as Class 3 General Unsecured Claims. In such a scenario, the estimated recovery for holders of Class 3 General Unsecured Claims and Class 4 INN Seller Notes Claims would be approximately 3.5% - 14%.

Additionally, the Debtors will seek to subordinate, pursuant to section 510(b) of the Bankruptcy Code, Proof of Claims Nos. 148, 150, 152, and 155, which were filed by (i) Pawel Lewicki, as third party beneficiary to Neva, LLC, (ii) Neva, LLC as successor-in-interest to Robotocine, Inc, (iii) Dearborn Capital Management LLC as successor-in-interest to Robotocine, Inc., and (iv) Krzysztof Siemionow, as third party beneficiary to Dearborn Capital Management LLC, respectively, each in the amount of approximately $73 million. Such Claims are classified in and will recover pursuant to the treatment afforded Class 8 Section 510(b) Claims. To the extent that any of these Claims are allowed, in whole or in part, and are not subordinated, such Claims may be classified in and treated as Class 3 General Unsecured Claims, which will materially decrease recoveries to Class 3 General Unsecured Claims.

Please refer to Article XVIII herein (Plan-Related Risk Factors).

The chart above provides an estimate of recoveries under the Plan and may be compared to the estimated recoveries that such Classes would receive in a hypothetical chapter 7 liquidation, as reflected in the Liquidation Analysis attached to this Plan and Disclosure Statement as Exhibit A.

The projected recovery for Class 3 (General Unsecured Claims) does not include amounts that may be recovered from the prosecution of the Retained Estate Claims and Causes of Action or the cost of prosecuting the Retained Estate Claims and Causes of Action, which are currently unliquidated and not reasonably subject to estimation at this time. As a result, the actual recovery to Holders of General Unsecured Claims may be higher than set forth above.

What is necessary to confirm the Plan?

Under applicable provisions of the Bankruptcy Code, confirmation of the Plan requires that, among other things, at least one Class of Impaired Claims votes to accept the Plan. Acceptance by a Class of Claims means that at least two-thirds in the total dollar amount and more than one-half in number of the Allowed Claims actually voting in the Class vote in favor of the Plan. Because only those Holders of Claims who vote on the Plan will be counted for purposes of determining acceptance or rejection of the Plan by an Impaired Class, the Plan can be approved with the affirmative vote of members of an Impaired Class who own less than two-thirds in amount and one-half in number of the Claims in that Class. In addition to acceptance of the Plan by a Class of Impaired Claims, the Bankruptcy Court must find that the Plan satisfies a number of statutory requirements before it may confirm the Plan.

If one or more Classes vote to reject the Plan, the Debtors may still request that the Bankruptcy Court confirm the Plan under section 1129(b) of the Bankruptcy Code. In such case, the Debtors will be required to demonstrate that the Plan does not discriminate unfairly and is fair and equitable with respect to each Class of Impaired Claims or Interests that has rejected the Plan. This method of confirming a plan is commonly called a “cramdown.” In addition to the statutory requirements imposed by the Bankruptcy Code, the Plan itself also provides for certain conditions that must be satisfied for the Plan to be confirmed and go effective.

Will there by releases and exculpation granted to parties in interest as part of the Plan?

Yes, the Plan provides for releases and exculpation of the Debtors and other parties in interest as set forth in Article XII of this Plan and Disclosure Statement.

On July 13, 2023, by resolution of the Board of Directors of Surgalign Holdings, Inc. (the “Surgalign Board”), the Surgalign Board established a committee consisting solely of the two Independent Directors, which committee (the “Special Committee”) is empowered to act on behalf of the Surgalign Board with respect to certain matters in connection with the Chapter 11 Cases. Specifically, the Surgalign Board delegated to the Special Committee the exclusive power and authority of the Surgalign Board to (i) conduct any investigations concerning insiders of the Debtors that the Special Committee deemed appropriate in order to determine whether any releases of such insiders were appropriate under the Plan and (ii) review, investigate, and direct any action, proceeding, suit, claim, or litigation that may be brought against any insiders of the Debtors in connection with the Chapter 11 Cases and approve the settlement or resolution thereof.

Thereafter, the Special Committee has been reviewing the relevant materials and analyzing potential Causes of Action with respect to the Debtors’ postpetition insiders. As a result of that investigation to date, the Debtors have not identified any colorable Claim against any postpetition insider. Subject to finalization of the Special Committee’s report, which the Debtors expect to occur prior to the Voting Deadline, the Debtors plan to seek to cause the Estates to release the Released Parties under the Plan.

In addition to the releases in favor of those insiders and the other Released Parties, there is an injunction against bringing Claims and Causes of Action that were released against the Released Parties and Exculpated Parties.  The Debtors’ releases, third-party releases, and exculpation provisions included in the Plan are an integral part of the Debtors’ overall chapter 11 efforts and were an essential element of the negotiations among the Debtors and their stakeholders.

The Released Parties and the Exculpated Parties have made substantial and valuable contributions to the Chapter 11 Cases through efforts to negotiate and implement the Plan, which will maximize value for the benefit of all parties in interest.  Accordingly, subject to finalization of the Special Committee’s report, which the Debtors expect to occur prior to the Voting Deadline, each of the Released Parties and the Exculpated Parties warrants the benefit of the release and exculpation provisions.

Based on the foregoing, subject to finalization of the Special Committee’s report, the Debtors believe that the releases and exculpations in the Plan are necessary and appropriate and meet the requisite legal standard promulgated by the United States Court of Appeals for the Fifth Circuit.  Moreover, the Debtors will present evidence at the Confirmation Hearing to demonstrate the basis and propriety of the releases and exculpation provisions.

IMPORTANTLY, ALL HOLDERS OF CLAIMS OR INTERESTS THAT (A) VOTE TO ACCEPT THE PLAN, (B) ABSTAIN FROM VOTING ON THE PLAN AND WHO DO NOT OPT OUT OF THE RELEASES IN THE PLAN, (C) VOTE TO REJECT THE PLAN AND WHO DO NOT OPT OUT OF THE RELEASES IN THE PLAN, OR (D) ARE PRESUMED TO ACCEPT OR DEEMED TO REJECT THE PLAN AND WHO DO NOT OPT OUT OF THE RELEASES IN THE PLAN WILL BE DEEMED TO HAVE EXPRESSLY, UNCONDITIONALLY, GENERALLY, INDIVIDUALLY, AND COLLECTIVELY CONSENTED TO THE RELEASE OF ALL CLAIMS AND CAUSES OF ACTION AGAINST THE DEBTORS AND THE RELEASED PARTIES.  THE RELEASES ARE AN INTEGRAL ELEMENT OF THE PLAN.

Is there an official committee of unsecured creditors in this case?

Yes. An official committee of unsecured creditors was appointed on June 29, 2023. The Committee is represented by the law firm of Pachulski Stang Ziehl & Jones LLP and financial advisor Province, LLC. The Committee provided comments to the Plan and Disclosure Statement, which the Debtors incorporated herein. The Debtors and the Committee are continuing to engage in discussions regarding the Committee’s support of the Plan.

When is the deadline for returning my ballot?

THE BANKRUPTCY COURT HAS DIRECTED THAT, TO BE COUNTED FOR VOTING PURPOSES, YOUR BALLOT MUST BE RECEIVED BY THE CLAIMS AND NOTICING AGENT NOT LATER THAN SEPTEMBER 22, 2023 AT 5:00 P.M. (PREVAILING CENTRAL TIME).

It is important that all Holders of Impaired Claims vote on the Plan. The Debtors believe that the Plan provides the best possible recovery to Holders of Claims and Interests. The Debtors believe that acceptance of the Plan is in the best interest of Holders of Claims and Interests and recommend that Holders of Impaired Claims vote to accept the Plan.

If you would like to obtain copies of the Disclosure Statement Order, the Plan and Disclosure Statement, the Solicitation and Voting Procedures, the Plan Supplement, or related documents, such materials are available electronically free of charge (a) accessing the Debtors’ restructuring website at https://restructuring.ra.kroll.com/surgalign; (b) writing to Surgalign Holdings, Inc., c/o Kroll Restructuring Administration LLC, 850 3rd Avenue, Suite 412 Brooklyn, NY 11232; (c) calling (833) 939-6015 (U.S./Canada toll free) or +1 (646) 440-4843 (International, for calls originating outside of the U.S./Canada); or (d) emailing surgaligninfo@ra.kroll.com (with “Surgalign Holdings, Inc. Solicitation” in the subject line).

You may also request paper copies of such materials by (a) writing to Surgalign Holdings, Inc., c/o Kroll Restructuring Administration LLC, 850 3rd Avenue, Suite 412 Brooklyn, NY 11232; (b) calling (833) 939-6015 (U.S./Canada toll free) or +1 (646) 440-4843 (International, for calls originating outside of the U.S./Canada); or (c) emailing surgaligninfo@ra.kroll.com (with “Surgalign Holdings, Inc. Solicitation” in the subject line).

Overview of Plan

An overview of the Plan is set forth below. This overview is qualified in its entirety by reference to the Plan. If the Bankruptcy Court confirms the Plan and, in the absence of any applicable stay, all other conditions set forth in the Plan are satisfied, the Plan will take effect on the Effective Date.

The Plan is a liquidation plan and provides for the distribution of proceeds from any sale of the Debtors’ assets, as well as the distribution of other cash, and the liquidation of all remaining property of the Debtors, including Causes of Action not sold, transferred or otherwise waived or released before the Effective Date of the Plan. The Plan further provides for the substantive consolidation of all of the Debtors, the termination of all Interests in the Debtors, the dissolution and wind-up of the affairs of the Debtors and their Affiliates, and the vesting of any remaining assets in the Wind-Down Debtors on the Effective Date.

The Wind-Down Debtors’ Assets, including the net proceeds, if any, from the prosecution of Retained Estate Claims and Causes of Action, will be distributed to creditors as set forth in the Plan and Disclosure Statement and the Plan Administrator Agreement. As of the Effective Date of the Plan, except as otherwise provided in the Plan and Disclosure Statement, the Wind-Down Debtors will be responsible for all payments and Distributions to be made under the Plan to the Holders of Allowed Claims.

ARTICLE I.
Defined Terms, Rules of Interpretation, Computation of Time,

Governing Law, AND OTHER REFERENCES

A.	Defined Terms

As used in this Plan, capitalized terms have the meanings set forth below.

1. “Administrative Claim” means a Claim against any of the Debtors for costs and expenses of administration of the Debtors’ Estates pursuant to sections 503(b), 507(a)(2), 507(b), or 1114(e)(2) of the Bankruptcy Code including: (a) the actual and necessary expenses of preserving the Estates and operating the businesses of the Debtors incurred on or after the Petition Date and through the Effective Date; (b) Allowed Professional Fee Claims in the Chapter 11 Cases; and (c) all fees and charges assessed against the Debtors’ Estates under 28 U.S.C. § 1930.

2. “Administrative Claims Bar Date” means the deadline set by the Bankruptcy Court for filing Proofs of Claim or requests for payment of Administrative Claims in these Chapter 11 Cases.

3. “Affiliate” has the meaning set forth in section 101(2) of the Bankruptcy Code as if such Entity was a debtor in a case under the Bankruptcy Code.

4. “Allowed” means, with respect to any Claim or Interest, except as otherwise provided herein, such Claim or Interest (or any portion thereof) (a) that is evidenced by a Proof of Claim filed by the Claims Bar Date, the Administrative Claims Bar Date, or such other date fixed by the Bankruptcy Court, as applicable (or for which Claim or Interest a Proof of Claim is not or shall not be required to be filed under the Plan, the Bankruptcy Code, or a Final Order of the Bankruptcy Court); (b) that is listed in the Schedules as not contingent, not unliquidated, and not disputed, and for which no Proof of Claim has been timely filed; (c) that has been expressly Allowed under the Plan, any stipulation approved by the Bankruptcy Court, or a Final Order of the Bankruptcy Court; or (d) is compromised, settled, or otherwise resolved to by the Debtors and the Holder of such Claim or Interest; provided, that with respect to a Claim described in clauses (a) and (b) above, such Claim shall be considered Allowed only if and to the extent that no objection to the allowance thereof or request for estimation thereof is interposed within the applicable period of time fixed by the Plan, the Bankruptcy Code, the Bankruptcy Rules, or the Bankruptcy Court, or such an objection is so interposed and the Claim has been Allowed by a Final Order; provided, further, that the Wind-Down Debtors may affirmatively determine to deem Allowed any Claim described in clause (a) notwithstanding the fact that the period within which any objection may be interposed has not yet expired. Except as otherwise expressly provided herein, the amount of any Allowed Claim or Allowed Interest shall be determined in accordance with the Bankruptcy Code, including sections 502(b), 503(b) and 506 of the Bankruptcy Code. Except as otherwise expressly specified in the Plan or any Final Order, and except to the extent such interest is Allowed pursuant to section 506(b) of the Bankruptcy Code, the amount of an Allowed Claim shall not include interest or any premium on such Claim from and after the Petition Date. For purposes of determining the amount of an Allowed Claim, there shall be deducted therefrom an amount equal to the amount of any Claim that the Debtors may hold against the holder thereof, to the extent such Claim may be offset, recouped, or otherwise reduced under applicable law. Any Claim that has been or is hereafter listed in the Schedules as contingent, unliquidated, or disputed, and for which no Proof of Claim or Interest is or has been timely filed, is not considered Allowed and shall be expunged without further action by the Debtors and without further notice to any party or action, approval, or order of the Bankruptcy Court. Notwithstanding anything to the contrary herein, no Claim of any Entity subject to section 502(d) of the Bankruptcy Code shall be deemed Allowed unless and until such Entity pays in full the amount that it owes. For the avoidance of doubt, (x) a Proof of Claim filed after the Claims Bar Date or a request for payment of an Administrative Claim filed after the Administrative Claims Bar Date, as applicable, shall not be Allowed for any purposes whatsoever absent entry of a Final Order allowing such late-filed Claim, and (y) a Claim or Interest that has been Disallowed by a Final Order or settlement shall not be Allowed for any purposes whatsoever. “Allow,” “Allowance,” and “Allowing” shall have correlative meanings.

5. “Avoidance Actions” means any and all actual or potential avoidance, recovery, subordination, or other similar Claims, Causes of Action, or remedies that may be brought by or on behalf of the Debtors or their Estates or other authorized parties in interest under the Bankruptcy Code or applicable non-bankruptcy law, including Claims, Causes of Action, or remedies arising under chapter 5 of the Bankruptcy Code, including claims brought pursuant to sections 541, 542, 544, 545, 547, 548, 549 and 550 of the Bankruptcy Code, or any analogous state, federal, or foreign statutes, common law, or other applicable law.

6. “Ballot” means the applicable form or forms of ballot(s) distributed to each Holder of an Impaired Claim entitled to vote on the Plan on which the Holder indicates either acceptance or rejection of the Plan and (when applicable) any election for treatment of such Claim under the Plan.

7. “Bankruptcy Code” means title 11 of the United States Code, 11 U.S.C. §§ 101–1532, as now in effect or as may be amended from time to time.

8. “Bankruptcy Court” means the United States Bankruptcy Court for the Southern District of Texas (Houston Division) or such other court having jurisdiction over the Chapter 11 Cases, including, in the event of any withdrawal of reference under 28 U.S.C. § 157 and/or the General Order of the District Court pursuant to section 151 of title 28 of the United States Code, the United States District Court for the Southern District of Texas.

9. “Bankruptcy Rules” means the Federal Rules of Bankruptcy Procedure promulgated by the United States Supreme Court pursuant to 28 U.S.C. § 2075 and the general, local, and chambers rules of the Bankruptcy Court, in each case, as may be amended from time to time.

10. “Bar Date Order” means the Order (I) Setting Bar Dates for Filing Proofs of Claim, Including Requests for Payment Under Section 503(b)(9), (II) Establishing Amended Schedules Bar Date and Rejection Damages Bar Date, (III) Approving the Form of and Manner for Filing Proofs of Claim, Including Section 503(b)(9) Requests, and (IV) Approving Notice of Bar Dates [Docket No. 130].

11. “Bid Procedures Order” means the Order (A) Establishing Bidding Procedures for the Sale of Substantially All of the Debtors’ Assets, (B) Authorizing the Debtors’ Entry Into Stalking Horse Agreement, (C) Establishing Procedures for the Assumption and Assignment of Certain Executory Contracts and Unexpired Leases, (D) Approving the Form and Manner of Related Notices, (E) Scheduling a Hearing to Consider the (I) Bid Protections and (II) Proposed Sale, and (F) Granting Related Relief [Docket No. 137].

12. “Bid Protections Order” means the Supplemental Order (I) Authorizing and Approving the Bid Protections and (II) Granting Related Relief [Docket No. 128].

13. “Business Day” means any day other than a Saturday, Sunday, “legal holiday” (as defined in Bankruptcy Rule 9006(a)), or day on which commercial banks in New York, New York are required or authorized by law to remain closed.

14. “Cash” means legal tender of the United States of America and equivalents thereof.

15. “Causes of Action” means any claims, interests, damages, remedies, causes of action, demands, rights, actions, controversies, proceedings, agreements, suits, obligations, liabilities, accounts, defenses, offsets, powers, privileges, licenses, Liens, indemnities, guaranties, and franchises of any kind or character whatsoever, whether known or unknown, foreseen or unforeseen, existing or hereinafter arising, contingent or non-contingent, liquidated or unliquidated, secured or unsecured, assertable directly or derivatively, matured or unmatured, suspected or unsuspected, whether arising before, on, or after the Petition Date, in contract or in tort, in law, or in equity or pursuant to any other theory of state, federal, or other law, in each case other than the claims transferred to the Digital Assets Purchaser or Hardware Assets Purchaser under the Digital Assets Purchase Agreement or the Hardware Assets Purchase Agreement. For the avoidance of doubt, “Causes of Action” include: (a) all rights of setoff, counterclaim, or recoupment and claims under contracts or for breaches of duties imposed by law or in equity; (b) the right to object to or to otherwise contest, recharacterize, reclassify, subordinate, or disallow any Claims or Interests; (c) claims pursuant to sections 362 or chapter 5 of the Bankruptcy Code; (d) claims for breach of statutory, equitable, or constructive trusts created under applicable law or in equity or the misappropriation of funds held in trust or other causes of action or claims related thereto; (e) such claims and defenses as fraud, mistake, duress, and usury, and any other defenses set forth in section 558 of the Bankruptcy Code; and (f) any avoidance actions arising under chapter 5 of the Bankruptcy Code or under any local, state, federal, or foreign statutes and common law, including fraudulent transfer laws.

16. “Chapter 11 Cases” means (a) when used with reference to a particular Debtor, the case pending for that Debtor under chapter 11 of the Bankruptcy Code in the Bankruptcy Court; and (b) when used with reference to all of the Debtors, the procedurally consolidated and jointly administered chapter 11 cases pending for the Debtors in the Bankruptcy Court.

17. “Claim” means any “claim,” as such term is defined in section 101(5) of the Bankruptcy Code, against any of the Debtors.

18. “Claims and Noticing Agent” means Kroll Restructuring Administration LLC, the claims, noticing, and solicitation agent retained by the Debtors in the Chapter 11 Cases by order of the Bankruptcy Court [Docket No. 48].

19. “Claims Bar Date” means the applicable deadline set by the Bankruptcy Court pursuant to the Plan, Bar Date Order, or other Final Order for filing Proofs of Claim or requests for payment in these Chapter 11 Cases.

20. “Claims Objection Deadline” means the date that is 180 days after the Effective Date or such later date as may be approved by the Bankruptcy Court.

21. “Claims Register” means the official register of Claims against and Interests in the Debtors maintained by the Claims and Noticing Agent.

22. “Class” means a category of Holders of Claims or Interests as set forth in Article VII of the Plan pursuant to section 1122(a) of the Bankruptcy Code.

23. “Committee” means the official committee of unsecured creditors appointed in the Chapter 11 Cases by the U.S. Trustee, pursuant to the Notice of Appointment of Official Committee of Unsecured Creditors [Docket No. 121], on June 29, 2023, as may be further reconstituted from time to time.

24. “Confirmation” means the entry of the Confirmation Order on the docket of the Chapter 11 Cases.

25. “Confirmation Date” means the date upon which the Bankruptcy Court enters the Confirmation Order on the docket of the Chapter 11 Cases within the meaning of Bankruptcy Rules 5003 and 9021.

26. “Confirmation Hearing” means the hearing held by the Bankruptcy Court pursuant to section 1128 of the Bankruptcy Code at which the Debtors seek entry of the Confirmation Order, as such hearing may be adjourned or continued from time to time.

27. “Confirmation Order” means the order of the Bankruptcy Court approving the Disclosure Statement as containing “adequate information” pursuant to section 1125 of the Bankruptcy Code and confirming the Plan pursuant to section 1129 of the Bankruptcy Code.

28. “Consummation” means the occurrence of the Effective Date.

29. “Cure” means a Claim (unless waived or modified by the applicable counterparty) for cure of a Debtor’s defaults under an Executory Contract or an Unexpired Lease assumed by such Debtor pursuant to section 365 of the Bankruptcy Code, other than a default that is not required to be cured pursuant to section 365(b)(2) of the Bankruptcy Code.

30. “D&O Liability Insurance Policies” means all insurance policies that have been issued (or provide coverage) at any time to any of the Debtors regarding directors’, managers’, officers’, members’, and trustees’ liability (including any “tail policy”) and all agreements, documents, or instruments relating thereto.

31. “Dearborn Note” means that 6.8% unsecured note issued by Surgalign Holdings, Inc. in principal amount of $5,305,787.16 pursuant to the unsecured seller note, dated December 30, 2021, by and between Surgalign Holdings, Inc., as payor, and Dearborn Capital Management LLC, as holder.

32. “Debtors” means Surgalign Holdings, Inc., Surgalign Spine Technologies, Inc., Pioneer Surgical Technology NewCo Inc., Spinal Transition and Professional Services LLC, Andi’s Belmarall, LLC, Fourth Dimension Spine, LLC, Holo Surgical Inc., and HoloSurgical Technology Inc.

33. “Digital Assets Purchaser” means Augmedics, Inc.

34. “Digital Assets Purchase Agreement” means that certain Asset Purchase Agreement, dated as of August 9, 2023, by and among Surgalign Spine Technologies, Inc., Holo Surgical Inc., HoloSurgical Technology Inc., Surgalign Holdings, Inc., and Augmedics, Inc.

35. “Digital Assets Sale Order” means the Order (I) Authorizing and Approving the Sale of Certain of the Debtors’ Digital Health Business Assets to Augmedics, Inc. Free and Clear of All Liens, Claims, Encumbrances, and Interests; (II) Authorizing the Sale Transaction; and (III) Granting Related Relief [Docket No. 338].

36. “Digital Assets Sale Transaction” means the transaction between the Debtors and the Digital Assets Purchaser as set forth in the Digital Assets Purchase Agreement.

37. “Digital Assets Sale Transaction Documents” means the Digital Assets Purchase Agreement and related documents pursuant to which the Debtors effectuated the Digital Assets Sale Transaction.

38. “Disallowed” means, with respect to any Claim or Interest, or any portion thereof, that such Claim or Interest, or any portion thereof, is not Allowed.

39. “Disclosure Statement” has the same meaning as Plan and Disclosure Statement.

40. “Disputed” means, with respect to any Claim or Interest, a Claim or Interest (or any portion thereof): (a) that is not yet Allowed or Disallowed by the Plan, the Bankruptcy Code, or a Final Order, as applicable; and (b) with respect to which a party in interest has Filed a Proof of Claim or otherwise made a written request to a Debtor for payment, without any further notice to or action, order, or approval of the Bankruptcy Court.

41. “Disputed Claims Reserve” means an appropriate reserve in an amount to be determined by the Wind-Down Debtors for distribution on account of Disputed Claims that are subsequently Allowed after the Effective Date in accordance with Article X of the Plan.

42. “Distributable Cash” means the Debtors’ Cash on hand as of the Effective Date (including proceeds from the Digital Assets Sale Transaction, the Hardware Assets Sale Transaction, and the Prompt Sale Transaction) but excluding, for the avoidance of any doubt, any Cash necessary to (x) satisfy Allowed Administrative Claims, Allowed Priority Tax Claims, Allowed Priority Non-Tax Claims, and Allowed Secured Claims in full; and (y) fund the Wind-Down Budget.

43. “Distribution” means Cash, property, interests in property or other value distribution to Holders of Allowed Claims, or their designated agent, as applicable under this Plan and/or the Plan Administrator Agreement.

44. “Distribution Agent” means, as applicable, the Debtors, the Wind-Down Debtor, the Plan Administrator, or any entity designated by the Debtors, the Wind-Down Debtor, or the Plan Administrator, as applicable, to make or to facilitate Distributions that are to be made pursuant to the Plan or the Definitive Documents.

45. “Distribution Date” means a date selected by the Debtors or the Wind-Down Debtors, on or after the Effective Date, upon which the Distribution Agent shall make Distributions to Holders of Allowed Claims or Allowed Interests entitled to receive Distributions under the Plan.

46. “Distribution Record Date” means the Confirmation Date. For the avoidance of doubt, the Distribution Record Date shall not apply to publicly traded securities, which shall receive distributions in accordance with the applicable procedures of The Depository Trust Company, if applicable.

47. “Effective Date” means, with respect to the Plan, the date that is a Business Day on which (a) no stay of the Confirmation Order is in effect; (b) all conditions precedent to the occurrence of the Effective Date set forth in Article XIII of the Plan have been satisfied or waived in accordance with the Plan; and (c) the Plan is declared effective by the Debtors, subject to consent of the Committee, which consent shall not be unreasonably withheld or conditioned. Without limiting the foregoing, any action to be taken on the Effective Date may be taken on or as soon as reasonably practicable after the Effective Date.

48. “Entity” has the meaning set for in section 101(15) of the Bankruptcy Code.

49. “Estate” means the estate of any Debtor created under section 541 of the Bankruptcy Code upon the commencement of the applicable Debtor’s Chapter 11 Case.

50. “Exculpated Party” means each of, and in each case, in its capacity as such: (a) each Debtor; and (b) the Committee and each of its members.

51. “Executory Contract” means a contract to which one or more of the Debtors is a party that is subject to rejection, assumption, or assumption and assignment under section 365 or 1123 of the Bankruptcy Code.

52. “Federal Judgment Rate” means the federal judgment rate in effect as of the Effective Date.

53. “Final Order” means an order or judgment of the Bankruptcy Court (or any other court of competent jurisdiction) entered by the clerk of the Bankruptcy Court (or the clerk of such other court) on the docket in the Chapter 11 Cases (or the docket of such other court), which has not been reversed, stayed, modified, amended, or vacated, and as to which (a) the time to appeal, petition for certiorari, or move for a new trial, stay, reargument, or rehearing has expired and as to which no appeal, petition for certiorari, or motion for new trial, stay, reargument, or rehearing shall be pending or (b) if an appeal, writ of certiorari, new trial, stay, reargument, or rehearing thereof has been sought, such order or judgment of the Bankruptcy Court (or other court of competent jurisdiction) shall have been affirmed by the highest court to which such order was appealed, or certiorari shall have been denied, or a new trial, stay, reargument, or rehearing shall have been denied or resulted in no modification of such order, and the time to take any further appeal, petition for certiorari, or move for a new trial, stay, reargument, or rehearing shall have expired, as a result of which such order shall have become final in accordance with rule 8002 of the Bankruptcy Rules; provided that, for the avoidance of any doubt, an order or judgment that is subject to appeal shall not constitute a Final Order even if a stay of such order or judgment pending resolution of the appeal has not been obtained; provided, further, that the possibility that a motion under rule 60 of the Federal Rules of Civil Procedure, or any analogous rule under the Bankruptcy Rules, may be filed relating to such order, shall not cause an order not to be a Final Order.

54. “General Unsecured Claim” means any Claim against any of the Debtors that is not otherwise paid in full during the Chapter 11 Cases and is not: (a) an Administrative Claim; (b) a Priority Tax Claim; (c) a Priority Non-Tax Claim; (d) a Secured Claim; (e) an INN Seller Notes Claim; (f) an Intercompany Claim; or (g) a Section 510(b) Claim.

55. “Governmental Unit” has the meaning set forth in section 101(27) of the Bankruptcy Code.

56. “Hardware Assets Purchaser” means Xtant Medical Holdings, Inc.

57. “Hardware Assets Purchase Agreement” means that certain Asset Purchase Agreement, dated as of June 18, 2023, by and between Surgalign Holdings, Inc. and Xtant Medical Holdings, Inc.

58. “Hardware Assets Sale Order” means the Order (I) Authorizing and Approving the Sale of Certain of the Debtors’ Assets Related to Debtors’ Global Hardware Business to Xtant Medical Holdings, Inc. Free and Clear of All Liens, Claims, Encumbrances, and Interests; (II) Authorizing the Assumption and Assignment of Certain Executory Contracts and Unexpired Leases in Connection Therewith; (III) Authorizing the Sale Transactions; and (IV) Granting Related Relief [Docket No. 329].

59. “Hardware Assets Sale Transaction” means the transaction between the Debtors and the Hardware Assets Purchaser as set forth in the Hardware Assets Purchase Agreement.

60. “Hardware Assets Sale Transaction Documents” means the Hardware Assets Purchase Agreement and related documents pursuant to which the Debtors effectuated the Hardware Assets Sale Transaction.

61. “Holder” means an Entity holding a Claim against or an Interest in any Debtor, as applicable, each solely in its capacity as such.

62. “Impaired” means, with respect to a Claim or Interest, or Class of Claims or Interests, “impaired” within the meaning of section 1124 of the Bankruptcy Code.

63. “Independent Directors” means, together, Ms. Jill Frizzley and Ms. Elizabeth LaPuma.

64. “INN Seller Notes” means the Inteneural Networks notes comprised of the Dearborn Note and the Neva Note.

65. “INN Seller Notes Claim” means any Claim against any Debtor on account of, arising from, or related to the Neva Note or the Dearborn Note, including accrued but unpaid interest, costs, fees and indemnities through the Petition Date.

66. “Insurance Coverage Rights” means any direct or derivative rights, interests, claims, entitlements or Causes of Action of any Debtor under any of the Insurance Policies, including the rights of any Debtor to proceeds, indemnification, reimbursement, contribution, benefits, or other payment arising out of or under the Insurance Policies.

67. “Insurance Policies” means any and all known and unknown insurance policies or contracts (including the D&O Liability Insurance Policies) that have been issued at any time to, whether expired or unexpired, or that provide coverage at any time to, any of the Debtors and all agreements, documents or instruments related thereto, including any agreements with third-party administrators.

68. “Insurer” means any company or other entity that issued any Insurance Policies, any  third-party administrators of claims against the Debtors or asserted under the Insurance Policies, and any respective predecessors and/or affiliates thereof.

69. “Intercompany Claim” means a Claim held by a Debtor or Affiliate of a Debtor against another Debtor or Affiliate of a Debtor.

70. “Intercompany Interest” means an Interest in one Debtor held by another Debtor or Affiliate of a Debtor.

71. “Interest” means, collectively, the shares (or any class thereof), common stock, preferred stock, limited liability company interests, equity security (as defined in section 101(16) of the Bankruptcy Code) and any other equity, ownership, or profits interests of any Debtor, and options, warrants, rights, or other securities or agreements to acquire or subscribe for, or which are convertible into the shares (or any class thereof) of, common stock, preferred stock, limited liability company interests, or other equity, ownership, or profits interests of any Debtor (in each case whether or not arising under or in connection with any employment agreement and whether or not certificated, vested, transferrable, voting, or denominated “stock” or similar security) or other agreements, arrangements, or commitments of any character relating to, or whose value is related to, any such interest or other ownership interest in any Debtor existing immediately prior to the Effective Date, including any Claims against any Debtor subject to subordination pursuant to section 510(b) of the Bankruptcy Code arising from or related to any of the foregoing.

72. “Lien” has the meaning set forth in section 101(37) of the Bankruptcy Code.

73. “Neva Note” means that 6.8% unsecured note issued by Surgalign Holdings, Inc. in principal amount of $5,305,787.16 pursuant to the unsecured seller note, dated December 30, 2021, by and between Surgalign Holdings, Inc., as payor, and Neva, LLC, as holder.

74. “Parent” means Surgalign Holdings, Inc.

75. “Person” has the meaning set forth in section 101(41) of the Bankruptcy Code.

76. “Petition Date” means June 19, 2023, the date on which the Chapter 11 Cases were commenced.

77. “Plan” has the same meaning as Plan and Disclosure Statement.

78. “Plan Administrator” means the Person or Entity, or any successor thereto, designated by the Committee, after consultation with the Debtors, whose identity shall be disclosed in the Plan Supplement, and who shall serve as the administrator of the Wind-Down Debtors and have all powers and authorities set forth in Article VIII.C herein and the Plan Administrator Agreement.

79. “Plan Administrator Agreement” means that certain agreement by and among the Debtors, the Committee, and the Plan Administrator governing the Plan Administrator’s rights and obligations in connection with the Plan and the wind-down of the Debtors, which shall be included in the Plan Supplement.

80. “Plan and Disclosure Statement” means this plan and disclosure statement, including the Plan Supplement and any exhibits, appendices, schedules, ballots, and related documents hereto, as amended, supplemented or modified in accordance with applicable law, and any procedures related to the solicitation of votes to accept or reject the Plan, as the same may be amended, modified, supplemented, or amended and restated from time to time, in accordance with the terms hereof.

81. “Plan Documents” means the compilation of documents and forms of documents, schedules and exhibits to the Plan that aid in effectuating the Plan as specifically identified as such herein and filed with the Bankruptcy Court, including, without limitation, the Plan Supplement, the Plan Administrator Agreement, and the Confirmation Order.

82. “Plan Supplement” means the compilation documents and forms of documents, agreements, schedules, and exhibits to the Plan (in each case, as may be amended, modified, or supplemented from time to time in accordance with the terms in the Plan and thereof and in accordance with the Bankruptcy Code and the Bankruptcy Rules) to be filed in a supplement to the Plan that includes the necessary documentation to effectuate the Plan, including (a) the Plan Administrator Agreement, (b) the Wind-Down Budget, and (c) the Retained Estate Claims and Causes of Action Schedule.

83. “Priority Non-Tax Claim” means any Claim entitled to priority pursuant to section 507(a) of the Bankruptcy Code, other than an Administrative Claim or Priority Tax Claim.

84. “Priority Tax Claim” means any Claim of a Governmental Unit entitled to priority pursuant to section 507(a)(8) of the Bankruptcy Code.

85. “Pro Rata” means the proportion that an Allowed Claim or an Allowed Interest in a particular Class bears to the aggregate amount of Allowed Claims or Allowed Interests entitled to the same treatment in that respective Class, or the proportion that Allowed Claims or Allowed Interests in a particular Class bear to the aggregate amount of Allowed Claims or Allowed Interests in a particular Class and other Classes entitled to share in the same recovery as such Allowed Claim or Allowed Interest under the Plan, as applicable.

86. “Professional” means any Entity: (a) employed in the Chapter 11 Cases pursuant to a Final Order in accordance with sections 327, 363, or 1103 of the Bankruptcy Code and to be compensated for services rendered prior to or on the Confirmation Date pursuant to sections 327, 328, 329, 330, 331, or 363 of the Bankruptcy Code; or (b) for which compensation and reimbursement has been Allowed by the Bankruptcy Court pursuant to section 503(b)(4) of the Bankruptcy Code.

87. “Professional Fee Amount” means the aggregate amount of Professional Fee Claims and other unpaid fees and expenses Professionals estimate they have incurred or will incur in rendering services to the Debtors prior to and as of the Confirmation Date, which estimates Professionals shall deliver to the Debtors as set forth in Article VI of the Plan.

88. “Professional Fee Claim” means any Administrative Claim for the compensation of Professionals and the reimbursement of expenses incurred by such Professionals through and including the Confirmation Date to the extent such fees and expenses have not been paid pursuant to an order of the Bankruptcy Court. To the extent the Bankruptcy Court denies or reduces by a Final Order any amount of a Professional’s requested fees and expenses, then the amount by which such fees or expenses are reduced or denied shall reduce the applicable Professional Fee Claim.

89. “Professional Fee Escrow Account” means the escrow account established and funded by the Debtors with Cash in an amount equal to the Professional Fee Amount.

90. “Prompt Purchaser” means Prompt Prototypes LLC and its sole member.

91. “Prompt Sale Transaction” means the transaction between the Debtors and the Prompt Purchaser.

92. “Proof of Claim” means a proof of Claim filed against any of the Debtors in the Chapter 11 Cases.

93. “Reinstate,” Reinstated,” or “Reinstatement” means, with respect to Claims and Interests, that the Claim or Interest shall be rendered Unimpaired in accordance with section 1124 of the Bankruptcy Code, notwithstanding any contractual provision or applicable non-bankruptcy law that entitles the Holder to demand or receive payment of such Claim prior to the stated maturity of such Claim from and after the occurrence of a default.

94. “Related Party” means each of, and in each case in its capacity as such, current and former directors, managers, officers, shareholders, equity holders (regardless of whether such interests are held directly or indirectly), affiliates, affiliated investment funds or investment vehicles, predecessors, participants, successors, assigns, subsidiaries, partners, limited partners, general partners, principals, members, management companies, fund advisors or managers, employees, agents, trustees, advisory board members, financial advisors, attorneys, accountants, investment bankers, consultants, representatives, and other professionals and advisors.

95. “Released Party” means each of, and in each case, in its capacity as such: (a) the Committee and each of its members; (b) the Plan Administrator; (c) with respect to each Debtor and each of its direct or indirect non-Debtor subsidiaries, the following Persons or Entities: (i) Terry Rich, (ii) David Lyle, (iii) Chris Thunander, (iv) Paolo Amoruso, (v) Suzanne Zoumaras, (vi) Marc Mackey, (vii) Sheryl Conley, (viii) Mark Stopler, (ix) Thomas McEachin, (x) Paul Thomas, (xi) Nicolas Valeriani, (xii) Jill Frizzley, and (xiii) Elizabeth LaPuma; and (d) each of the Debtors’ and the Committee’s Professionals.3

[3]	The Special Committee of the Board of Directors of Surgalign Holdings, Inc. in consultation with counsel to the Committee, is continuing to investigate the releases by the Debtors of Claims and Causes of Action prior to the Confirmation Hearing. The Debtors reserve the right, in consultation with counsel to the Committee, to amend the Plan, including to modify the Released Parties.

96. “Releasing Party” means each of, and in each case, in its capacity as such: (a) the Committee and each of its members; (b) the Plan Administrator; (c) each Holder of Claims or Interests that votes to accept the Plan; (d) each Holder of Claims or Interests that (i) abstains from voting on the Plan and who does not opt out of the releases in the Plan, (ii) votes to reject the Plan and who does not opt out of the releases in the Plan, or (iii) is presumed to accept or deemed to reject the Plan and who does not opt out of the releases in the Plan; (e) each Related Party of each Entity in clause (c) and (d); (f) with respect to each Debtor and each of its direct or indirect non-Debtor subsidiaries, the following Persons or Entities: (i) Terry Rich, (ii) David Lyle, (iii) Chris Thunander, (iv) Paolo Amoruso, (v) Suzanne Zoumaras, (vi) Marc Mackey, (vii) Sheryl Conley, (viii) Mark Stopler, (ix) Thomas McEachin, (x) Paul Thomas, (xi) Nicolas Valeriani, (xii) Jill Frizzley, and (xiii) Elizabeth LaPuma; and (g) each of the Debtors’ and the Committee’s Professionals.

97. “Retained Estate Claims and Causes of Action” means Claims and Causes of Action vesting in the Wind-Down Debtors pursuant to Article VIII.K of the Plan, as enumerated on the Retained Estate Claims and Causes of Action Schedule. Notwithstanding the foregoing and regardless of the Retained Estate Claims and Causes of Action Schedule, “Retained Estate Claims and Causes of Action” do not include (i) Professional Fee Claims, (ii) any Claims or any Causes of Action that were transferred to the Digital Assets Purchaser or Hardware Assets Purchaser in connection with the Digital Assets Sale Transaction or the Hardware Assets Sale Transaction, released pursuant to the Digital Assets Sale Order or the Hardware Assets Sale Order, and (iii) any Claims or any Causes of Auction released under the Plan or a Final Order, including Claims or Causes of Action that are released pursuant to the Plan under Article XII.

98. “Retained Estate Claims and Causes of Action Schedule” means the schedule of Retained Estate Claims and Causes of Action, as the same may be amended, modified, or supplemented from time to time, which will be included the Plan Supplement.

99. “Schedules” means, collectively, the schedules of assets and liabilities, schedules of Executory Contracts and Unexpired Leases, and statements of financial affairs filed by the Debtors pursuant to section 521 of the Bankruptcy Code, as such schedules and statements may be amended, modified, or supplemented from time to time.

100. “Section 510(b) Claim” means any Claim subject to subordination under section 510(b) of the Bankruptcy Code.

101. “Secured Claim” means any Claim (a) secured by a Lien on property in which the Estate has an interest, which Lien is valid, perfected, and enforceable pursuant to applicable law or by reason of a Final Order entered by the Bankruptcy Court to the extent of the value of the creditor’s interest in the Estate’s interest in such property, or (b) subject to setoff pursuant to section 553 of the Bankruptcy Code to the extent of the amount subject to setoff, in each case as determined pursuant to section 506(a) of the Bankruptcy Code.

102. “Securities Act” means the Securities Act of 1933, 15 U.S.C. §§ 77a–77aa, as now in effect or hereafter amended, and the rules and regulations promulgated thereunder, or any similar federal, state, or local law.

103. “Unexpired Lease” means a lease to which one or more of the Debtors is a party that is subject to assumption or rejection under sections 365 of the Bankruptcy Code.

104. “Unimpaired” means, when used in reference to a Class, a Class of Claims or Interests that are unimpaired within the meaning of section 1124 of the Bankruptcy Code.

105. “Voting Deadline” means September 22, 2023, at 5:00 p.m., prevailing Central Time, which is the deadline for submitting ballots to accept or reject this Plan in accordance with section 1126 of the Bankruptcy Code.

106. “Wind-Down Budget” means the budget to fund the Wind-Down Debtors, which will be included in the Plan Supplement.

107. “Wind-Down Debtors” means, collectively, all Debtors and successors thereto after the Effective Date, which shall be responsible for, among other things, effectuating the wind-down of the Debtors’ Estates, commencing, litigating, and settling the Retained Estate Claims and Causes of Action that are not released, waived, settled, compromised, or transferred under the Plan and making distributions pursuant to the terms of the Plan and the Plan Administrator Agreement.

108. “Wind-Down Debtor Assets” means all of the Debtors’ assets, which shall vest in the Wind-Down Debtors as of the Effective Date pursuant to the Plan Administrator Agreement, including the Retained Estate Claims and Causes of Action, the Wind-Down Reserve, and, subject to Article IX.D. of the Plan, the Insurance Coverage Rights.

109. “Wind-Down Debtor Beneficiaries” means any Holders of Allowed General Unsecured Claims.

110. “Wind-Down Debtor Expenses” means all actual and necessary costs and expenses incurred by the Wind-Down Debtors or the Plan Administrator in connection with carrying out the obligations of the Wind-Down Debtors pursuant to the terms of the Plan and the Plan Administrator Agreement.

111. “Wind-Down Reserve” means the amount set forth in the Wind-Down Budget to fund the Wind-Down Debtors.

B.	Rules of Interpretation

For purposes of the Plan: (1) in the appropriate context, each term, whether stated in the singular or the plural, shall include both the singular and the plural, and pronouns stated in the masculine, feminine, or neuter gender shall include the masculine, feminine, and neuter gender; (2) capitalized terms defined only in the plural or singular form shall nonetheless have their defined meanings when used in the opposite form; (3) unless otherwise specified, any reference herein to a contract, lease, instrument, release, indenture, or other agreement or document being in a particular form or on particular terms and conditions means that the referenced document shall be substantially in that form or substantially on those terms and conditions; (4) unless otherwise specified, any reference herein to an existing document, schedule, or exhibit, whether or not filed, having been filed, or to be filed, shall mean that document, schedule, or exhibit, as it may thereafter have been or may thereafter be validly amended, amended and restated, supplemented, or otherwise modified; (5) unless otherwise specified, any reference to an Entity as a Holder of a Claim or Interest, includes that Entity’s successors and assigns; (6) unless otherwise specified, all references herein to “Articles” are references to Articles hereof or hereto; (7) unless otherwise specified, all references herein to exhibits are references to exhibits in the Plan Supplement; (8) unless otherwise specified, the words “herein,” “hereof,” and “hereto” refer to the Plan in its entirety rather than to any particular portion of the Plan; (9) captions and headings to Articles are inserted for convenience of reference only and are not intended to be a part of or to affect the interpretation of the Plan; (10) unless otherwise specified, the rules of construction set forth in section 102 of the Bankruptcy Code shall apply; (11) any term used in capitalized form herein that is not otherwise defined but that is used in the Bankruptcy Code or the Bankruptcy Rules shall have the meaning assigned to that term in the Bankruptcy Code or the Bankruptcy Rules, as applicable; (12) references to docket numbers of documents Filed in the Chapter 11 Cases are references to the docket numbers under the Bankruptcy Court’s CM/ECF system; (13) unless otherwise specified, all references to statutes, regulations, orders, rules of courts, and the like shall mean as amended from time to time, and as applicable to the Chapter 11 Cases; (14) any effectuating provisions may be interpreted by the Debtors or the Wind-Down Debtors in such a manner that is consistent with the overall purpose and intent of the Plan all without further notice to or action, order, or approval of the Bankruptcy Court or any other Entity; (15) any references herein to the Effective Date shall mean the Effective Date or as soon as reasonably practicable thereafter; (16) all references herein to consent, acceptance, or approval shall be deemed to include the requirement that such consent, acceptance, or approval be evidenced by a writing, which may be conveyed by counsel for the respective parties that have such consent, acceptance, or approval rights, including by electronic mail; (17) references to “shareholders,” “directors,” and/or “officers” shall also include “members” and/or “managers,” as applicable, as such terms are defined under the applicable state limited liability company laws; and (18) the use of “include” or “including” is without limitation unless otherwise stated.

C.	Computation of Time

Unless otherwise specifically stated herein, the provisions of Bankruptcy Rule 9006(a) shall apply in computing any period of time prescribed or allowed herein. If the date on which a transaction may or shall occur pursuant to the Plan is not a Business Day, then such transaction shall instead occur on the next succeeding Business Day.

D.	Governing Law

Unless a rule of law or procedure is supplied by federal law (including the Bankruptcy Code and Bankruptcy Rules) or unless otherwise specifically stated, the laws of the State of New York, without giving effect to the principles of conflict of laws, shall govern the rights, obligations, construction, and implementation of the Plan, any agreements, documents, instruments, or contracts executed or entered into in connection with the Plan (except as otherwise set forth in those agreements, in which case the governing law of such agreement shall control); provided, however, that corporate governance matters relating to the Debtors or the Wind-Down Debtors, as applicable, shall be governed by the laws of the state of incorporation or formation of the relevant Debtor or Wind-Down Debtor, as applicable.

E.	Reference to Monetary Figures

All references in the Plan to monetary figures shall refer to currency of the United States of America, unless otherwise expressly provided.

F.	Reference to the Debtors or the Wind-Down Debtors

Except as otherwise specifically provided herein, references to the Debtors or the Wind-Down Debtors herein mean the Debtors or the Wind-Down Debtors, as applicable, to the extent the context requires. References to the Wind-Down Debtors mean the Wind-Down Debtors or the Plan Administrator, as applicable, to the extent the context requires.

G.	Controlling Document

In the event of any inconsistency herein between the Plan portion and the Disclosure Statement portion, the terms of the Plan shall control in all respects. In the event of any inconsistency among this Plan and Disclosure Statement and the Plan Supplement, the terms of the relevant provision in the Plan Supplement shall control (unless stated otherwise in such Plan Supplement document or in the Confirmation Order). In the event of any inconsistency among this Plan and Disclosure Statement, including the Plan Supplement, and the Confirmation Order, the Confirmation Order shall control.

ARTICLE II.
THE DEBTORS’ CORPORATE HISTORY, STRUCTURE, AND BUSINESS OVERVIEW

A.	General Background

The Debtors began operating as Surgalign in July 2020 with a legacy of clinically validated surgical device and biologic innovation stretching back 30 years. Since then, the Debtors have continued to invest in developing and harnessing the possibilities of digital surgery to redefine the concept of “personalized medicine.”

Headquartered in Deerfield, Illinois, with commercial, innovation and design centers in San Diego, California, Wurmlingen, Germany, Poznan, Poland, and Warsaw, Poland, the Debtors are a global medical technology company focused on elevating the standard of care through advancements in digital health. The Debtors have developed an artificial intelligence (“AI”) and augmented reality (“AR”) technology platform called HOLO AI—a suite of AI software technology that connects the continuum of care from the pre-op and clinical stage through post-op care.4 HOLO AI is designed to achieve better surgical outcomes, reduce complications, and improve patient satisfaction. The HOLO Portal surgical guidance system, a component of the Debtors’ HOLO AI technology platform, is designed to automatically recognize, identify, and segment patient anatomy to autonomously assist the surgeon throughout the surgical procedure. This proprietary AI-based platform was developed as an intelligent anatomical mapping technology designed to assist surgeons to remain in safe anatomical zones and enhance surgical performance. The Debtors have sought to leverage the HOLO AI platform to improve patient outcomes and drive adoption of the Debtors’ spinal hardware implants and biomaterials products. Prior to the Petition Date, the Debtors launched several new products and began developing a pipeline of new innovative technologies to be integrated with the HOLO AI platform.

In addition to the Debtors’ digital health solutions, as of the Petition Date, the Debtors had a broad portfolio of spinal hardware implants, including solutions for fusion procedures in the lumbar, thoracic, and cervical spine. The Debtors also had a portfolio of advanced and traditional orthobiologics, or biomaterials, products.

As of the Petition Date, the Debtors marketed and sold products to hospitals and ambulatory surgery centers in the United States and in approximately 40 countries worldwide.

[4]	HOLO and HOLO Portal are registered trademarks of the Debtors.

As of the Petition Date, the Debtors had cash of approximately $8.8 million. As of March 31, 2023, the Debtors and their non-Debtor subsidiaries had an accumulated deficit of approximately $620.1 million. For the twelve-month period that ended December 31, 2022, the Debtors incurred a loss from continuing operations of $54.6 million. The Debtors did not generate positive cash flows from operations in the first quarter of fiscal year 2023, fiscal year 2022 or in 2021. The Debtors expected continued net operating losses for fiscal year 2023 and into 2024 as the Debtors worked to commercialize the HOLO Portal surgical guidance system and further develop the HOLO AI platform and spinal device product lines.

As of the Petition Date, the Debtors had a total of 112 employees.

B.	The Debtors’ Corporate History

The original Regeneration Technologies, Inc. (“RTI”) was incorporated in 1997 in Florida as a wholly-owned subsidiary of the University of Florida Tissue Bank (“UFTB”). RTI began operations on February 12, 1998, when UFTB contributed its allograft processing operations, related equipment and technologies, distribution arrangements, research and development activities, and certain other assets to RTI. At the time of its initial public offering in August 2000, RTI was reincorporated in the State of Delaware, and in February 2008, RTI changed its name to RTI Biologics, Inc. In July 2013, RTI Biologics, Inc. completed the acquisition of Pioneer Surgical Technology, Inc. and, in connection with the acquisition, changed its name from RTI Biologics, Inc. to RTI Surgical, Inc. On January 4, 2018, RTI Surgical, Inc. entered the sacroiliac joint fusion market with the acquisition of Zyga Technology, Inc., a private commercial-stage company that had developed and begun to commercialize the SImmetry Sacroiliac Joint Fusion System. On March 8, 2019, RTI Surgical, Inc. acquired Paradigm Spine, LLC, a private commercial-stage company focused on motion preservation and non-fusion spinal implant technology whose primary product was the Coflex Interlaminar Stabilization Device, a minimally invasive motion preserving stabilization implant. On March 8, 2019, in connection with the acquisition of Paradigm Spine, LLC, the Debtors restructured and RTI Surgical, Inc. became a wholly-owned subsidiary of RTI Surgical Holdings, Inc.

On July 20, 2020, the Debtors completed the sale of their former original equipment manufacturer businesses (“OEM Businesses”) to Ardi Bidco Ltd., an entity owned and controlled by Montagu Private Equity LLP. As a result of the disposition, the Debtors’ former OEM Businesses and former business related to processing donated human musculoskeletal and other tissue and bovine and porcine animal tissue in producing allograft and xenograft implants using certain sterilization processes were sold. In connection with this transaction, the Debtors changed their name from RTI Surgical Holdings, Inc. to Surgalign Holdings, Inc., operating as Surgalign Spine Technologies, Inc., and became a pure-play global spine company.

On October 23, 2020, the Debtors acquired Holo Surgical Inc. (“Holo Surgical”) and the technology related to HOLO, which is discussed in detail below.

On December 30, 2021, the Debtors acquired 42% of the equity interests in Inteneural Networks Inc. (“INN”) for a non-exclusive license to use INN’s proprietary AI technology for autonomously segmenting and identifying neural structures in medical images and helping identify possible pathological states in order to advance the Debtors’ digital health strategy.

On February 28, 2023, Xtant acquired 100% of the issued and outstanding equity of Surgalign SPV, Inc. from the Debtors for approximately $17.0 million in cash (the “Coflex Transaction”), which had all of the assets related to the Coflex product line. As a result of the Coflex Transaction, Xtant acquired the Debtors’ Coflex and Cofix product lines in the United States and the worldwide intellectual property rights therein.5

[5]	Coflex is an interlaminar stabilization device used after an open decompression that can be performed in various settings, offering a non-fusion treatment option for lumbar spinal stenosis patients. Cofix is a supplemental fixation device, which is a minimally invasive system intended for use on all levels of the lumbar spine.

C.	The Debtors’ Industry

The global spine surgery industry can be broken into various markets that align the treatment procedures for patients suffering from back-related pain and other conditions. The most prevalent markets are spine implants, composed of implantable devices to aid in both fusion and motion preservation procedures, and the biomaterials market consisting of human-derived and synthetic bone growth substitute products, as well as other surgical instruments. There are also many new and emerging technologies making their way into the operating room which are also used by surgeons to aid in the treatment of spinal conditions by providing information and tools to enhance treatment planning and execution, including technology to address the estimated $1.6 billion diagnostic spine imaging market and estimated $1.95 billion U.S. aneurysm treatment market.

D.	The Debtors’ Capital Structure and Contingencies

As of the Petition Date, the Debtors did not have any outstanding secured debt obligations (other than obligations to lienholders) and had approximately 10.2 million outstanding shares of common stock, which was quoted on the Nasdaq Stock Market under the symbol “SRGA.” One day after the Petition Date, NASDAQ informed the Debtors that Surgalign Holdings, Inc. would be delisted, and trading of its common stock would be suspended prior to the opening of trading on July 3, 2023. Upon delisting by NASDAQ, trading of common stock of Surgalign Holdings, Inc. moved automatically to the OTC Pink Market and trades under the symbol SRGAQ.

1.	Holo Milestone Payments

As part of the Holo Surgical acquisition, the Debtors issued $83 million of contingent consideration that becomes payable upon the achievement of certain regulatory, commercial, and utilization milestones (the “Holo Milestone Payments”) by specified time periods. On January 14, 2022, the Debtors received 510(k) clearance for the HOLO Portal surgical guidance system. Upon achievement of this milestone, the Debtors issued 288,333 shares of common stock at a value of $5.9 million, and also paid the sellers $4.1 million in cash for a total payment for achieving the milestone of $10.0 million pursuant to the terms of the acquisition agreement. The second regulatory milestone had an achievement date of December 31, 2022, which was not achieved. The Debtors estimate that the fair value of the remaining Holo Milestones was approximately $24.1 million as of December 31, 2022.6

2.	INN Seller Notes

On December 30, 2021, in conjunction with the acquisition of the equity interest in INN, Surgalign Holdings issued the INN Seller Notes, which are due on the earlier of December 31, 2024, or the date upon which a change in control occurs. A change of control occurs when (i) the current shareholders of Surgalign Holdings will no longer own a majority of the outstanding voting shares of Surgalign Holdings due to a transaction or series of related transactions, and (ii) a sale or transfer of Holo Surgical and INN or all or substantially all of their assets. Interest is paid in kind and capitalized into the principal amount of the INN Seller Notes on each anniversary of the issuance date at a rate of 6.8% per year. In the event of default, any and all of the indebtedness may be immediately declared due and payable, and the interest would accrue at a rate of 10.8%. There is no prepayment penalty or covenants related to the fixed rate notes.

[6]	The Debtors determined the fair value of the Holo Milestone Payments to be the present value of each future payment amount estimated using a probability-weighted model, driven by the probability of success factor and expected payment date.

3.	INN Milestone Payments

Pursuant to the INN purchase agreement, subject to certain contingencies, the Debtors are obligated to purchase up to 100% of the equity of INN if three additional clinical, regulatory, and revenue milestones are met. With the achievement of each milestone and the satisfaction of the related contingencies, the Debtors project to acquire an additional 19.3% equity interest in INN for approximately $19.3 million for each milestone.

4.	Aziyo Shortfall Obligations

On August 1, 2018, the Debtors and Aziyo Biologics, Inc. (“Aziyo”) entered into a distribution agreement, which was subsequently amended on December 3, 2018 and November 15, 2020 (the “Aziyo Distribution Agreement”). Pursuant to the Aziyo Distribution Agreement, the Debtors have exclusive distribution rights to the family of products marketed under the ViBone trade name. The Aziyo Distribution Agreement provides for minimum purchases of ViBone implants on an annual basis through calendar year 2025. For calendar years 2019-2021, if the minimum purchase obligations for a particular year were not fulfilled, the Aziyo Distribution Agreement provided various options for the Debtors to satisfy such obligations (the “Shortfall Obligations”) in subsequent years, including a combination of payments and/or providing purchase orders for the shortfall amount in a given year. If a purchase order is submitted, the contract does not provide that it needs to be satisfied during the following year (i.e., the Debtors can satisfy the orders over multiple years and until the minimum is achieved). For calendar years 2022 and beyond, if the Debtors do not satisfy the Shortfall Obligations using one of the methods specified in the Aziyo Distribution Agreement, the Debtors can continue to market the ViBone implants on a non-exclusive basis. The Debtors did not satisfy the 2022 minimum purchase obligation; as such the Debtors reverted to a non-exclusive distribution agreement for Vibone. As it relates to the prior year minimums, the Debtors previously issued a purchase order for the 2020 and 2021 minimums. The remaining amount on the purchase order for both years combined is $16.4 million.

On June 21, 2023, Aziyo demanded the immediate payment of certain prepetition claims and sought other assurances regarding the Debtors’ performance under the Aziyo Distribution Agreement. Despite Surgalign Spine’s efforts to resolve this dispute and its warnings to Aziyo that its conduct violated the automatic stay, on July 8, 2023, Aziyo informed Surgalign Spine in writing that it planned to cease performing under the Agreements absent advance payment in cash. On July 10, 2023, Aziyo notified Surgalign Spine that Aziyo was withholding shipment of its products.

On July 11, 2023, the Debtors filed a motion seeking entry of an order enforcing the automatic stay with respect to Aziyo’s breach of the Aziyo Distribution Agreement and compelling Aziyo to comply with the Aziyo Distribution Agreement. Docket No. 186. At the hearing on the motion, the Bankruptcy Court advised Aziyo that it could file a motion seeking to have the automatic stay lifted for cause, including lack of adequate protection, pursuant to section 362(d)(1) of the Bankruptcy Code.

On July 14, 2023, Aziyo notified the Debtors that it had learned of post-surgical infections in multiple patients treated with viable bone matrix product from a single donor lot. Accordingly, Aziyo suspended shipments and began conducting a market withdrawal of all of its ViBone products from all donor lots effective immediately.

On August 28, 2023, the Bankruptcy Court approved the stipulation and agreed order between the Debtors and Aziyo (the “Aziyo Settlement Agreement”) pursuant to which the parties stipulated that the prepetition amount due to Aziyo is $8,063,263.00, which amount constitutes an allowed prepetition general unsecured claim against each of the Debtors. See Docket No. 385. Pursuant to the Aziyo Settlement Agreement, payments for (i) administrative expenses incurred from the Petition Date through July 30, 2023, (ii) postpetition amounts owed for shipments made by Aziyo after July 30, 2023, and (iii) $240,188.00 owed to Aziyo pursuant to section 503(b)(9) of the Bankruptcy Code shall be made in accordance with the Aziyo Settlement Agreement. The Settlement Agreement fully resolves the Aziyo claim, thereby avoiding protracted and costly litigation.

5.	Muse Lease

On March 12, 2021, Surgalign Spine Technologies, Inc. (“Surgalign Spine”) entered into a lease (the “Muse Lease”) with SNH Medical Office Properties Trust, a Maryland real estate investment trust (“SNH”), to house Surgalign Spine’s offices, lab and innovation space in San Diego, California. In connection therewith, Surgalign Spine provided a security deposit to SNH in the amount of approximately $2.5 million. SNH accepted such cash security deposit in lieu of a letter of credit. The Muse Lease was set to begin in April 2023 with an initial term of twelve years, with one extension option for a period of seven years. Surgalign Spine never occupied the real property that was the subject of the Muse Lease. As more fully described in Article II.D.6 herein, Surgalign Spine is involved in litigation related to the Muse Lease. Moreover, SNH Properties has filed a proof of claim against Surgalign Spine in the amount of approximately $12 million for the “termination of lease of nonresidential real property.” See Proof of Claim No. 123.  The Debtors dispute the Claim filed by SNH Properties.

6.	Significant Litigation

Surgalign is involved in litigation relating to intellectual property claims arising out of its operations in the ordinary course of business as well as actions related to a certain hospital contract and the Muse Lease.

●	LifeNet. Surgalign Holdings is a defendant in a patent infringement lawsuit initiated by LifeNet Health Inc., which claims infringement by Surgalign Holdings’ predecessor, RTI, on five expired patents. The matter is set for trial in federal court in the Northern District of Florida for July 22, 2024.

●	National Union. In September 2020, Montefiore Medical Center, a customer of the Debtors (“Montefiore”), contacted Surgalign Spine stating that one of Montefiore’s nurses and one of Surgalign Spine’s independent contractor sales representatives may have created orders for certain Surgalign products that were paid for, but not used, by Montefiore. Following the expiration of a tolling agreement, Montefiore submitted a claim to its insurance provider, National Union Fire Insurance Company of Pittsburg, PA (“National Union”). National Union paid the claim, and on November 18, 2022, filed a complaint in the Southern District of New York, as subrogee and assignee of Montefiore, alleging claims of fraud, unjust enrichment, aiding and abetting in breach of fiduciary duty, and negligent supervision against Surgalign Spine. On January 21, 2023, Surgalign Spine issued an indemnification claim notice to Spinal Restorative Inc., the distributor for whom the independent contractor sales representative worked. Surgalign Spine filed a motion to dismiss on March 10, 2023, and National Union responded on March 24, 2023. Surgalign Spine replied on March 31, 2023.

●	SNH. On May 5, 2023, SNH sent a Notice of Default to Surgalign Spine with respect to the Muse Lease asserting that Surgalign Spine’s failure to timely pay approximately $680,000 in rent constituted a default under the Muse Lease. On May 12, 2023, SNH sent a Notice of Repudiation and Termination to Surgalign Spine providing that SNH terminated the Muse Lease because of Surgalign Spine’s alleged failure to perform its obligations under the Muse Lease. SNH retained the approximately $2.5 million security deposit in connection therewith. A mechanics’ lien has also been recorded against the building by contractor Pacific Building Group (“PBG”) in the amount of approximately $2.9 million. On June 14, 2023, SNH filed a complaint against Surgalign Spine and Surgalign Holdings for breach of contract, breach of the implied covenant of good faith and fair dealing, and contractual indemnity in Superior Court of the State of Delaware.[7]

The Debtors believe that these actions are meritless.

[7]	Additionally, on May 16, 2023, PBG filed a lawsuit against Surgalign Spine based on certain of the same alleged facts asserted in the SNH complaint. See Pacific Building Group v. Surgalign Spine Technologies, et al., Case No. 37-2023-000020835 (Cal. Sup. Ct.).

ARTICLE III.
EVENTS LEADING TO THE CHAPTER 11 FILINGS

The Debtors’ business operations generally required significant upfront capital expenditures. As of December 12, 2022, the Debtors had capital resources consisting of cash and cash equivalents of approximately $11.7 million.

The Debtors expended substantial cash resources for, among other things, the development of their digital health solutions platform (including applications based on the HOLO AI technology), inventory, investments in their product pipeline, and other operating expenses. These expenditures included costs associated with marketing and selling the Debtors’ products, obtaining certain regulatory approvals, and expanding the Debtors’ technology pipeline. In addition, the Debtors are obligated to meet certain minimum purchase requirements under various supply contracts, and, as detailed above, in connection with the HOLO and INN acquisitions, the Debtors are required to make contingent consideration earnout payments to the sellers if certain metrics relating to the acquired businesses have been achieved.

Historically, the Company has successfully funded its cash requirements with capital raised through financings and/or asset sales. To that end, the Debtors determined that it was prudent to sell their hardware business to permit the Debtors to focus their efforts on the digital business and ran an initial sale process in late 2021 into 2022. Beginning on December 6, 2022, the Debtors, with the assistance of their former investment banker, ran a second process for potential bids to acquire all of the Debtors’ hardware assets. Specifically, the Debtors contacted approximately 60 potentially interested parties to gauge interest in the Debtors’ assets. Sixteen NDAs were executed with parties during December and January. By February 1, 2023, four parties had emerged with written indications of interest for purchasing assets within the transaction perimeter.

As detailed above, while this process did not lead to a strategic transaction for all of the Debtors’ hardware assets, it culminated in the February 2023 sale of the Debtors’ Coflex and Cofix product lines in the United States and worldwide intellectual property rights therein to Xtant for approximately $17 million. Despite this cash infusion, based on the current cash flow forecast, the Debtors understood that current net working capital would not be sufficient to meet current or projected cash needs into the fourth quarter of 2023.

In addition to the asset sales, in the summer of 2022, the Debtors retained Birch Lake Capital, LP in an effort to raise debt in the capital markets to provide liquidity and fund investment opportunities. However, the threat of litigation from the former Chief Medical Officer and co-founder of Holo Surgical Inc., Dr. Kris Siemionow, and a former member of the board of directors and co-founder of Holo Surgical Inc., Dr. Paul Lewicki, contributed to the Debtors’ inability to raise debt financing.

Accordingly, in March 2023, the Debtors’ former investment banker resumed conversations with additional parties interested in acquiring the Debtors’ remaining hardware and biomaterials assets. Unfortunately, that process did not result in any viable bids sufficient to provide the Debtors with funding past late Q3 or early Q4. Only two parties emerged with written indications of interest on April 24, 2023, after almost 45 days of discussions. The first offer contemplated a purchase of select assets for $0 upfront consideration and future royalties. The second offer contemplated a purchase of the remaining U.S. hardware and biomaterials business for $5 million upfront consideration and a $5 million to $10 million revenue-based earnout.

In light of the Debtors’ dwindling liquidity position, the Debtors engaged White & Case LLP, as counsel, and Alvarez & Marsal Securities, LLC (“A&M”), as investment banker, to develop potential strategic transactions.

Approximately four weeks prior to the Petition Date, the Debtors, with assistance from A&M, began a third, more targeted marketing process and reached out to third parties to gauge market interest in pursuing a potential sale of the Debtors’ U.S. hardware and biomaterials and digital health businesses.

During this period, the Debtors and their advisors updated the marketing materials to reflect the sale of the Coflex and Cofix assets, included financials for fiscal year 2022 and first quarter of fiscal year 2023, and engaged in extensive dialogue and due diligence with several potentially interested parties regarding the sale of the U.S. hardware and biomaterials business. The parties contacted were primarily those that during the prior process expressed some interest in all or some of the Debtors’ assets. Following outreach to approximately 13 parties, approximately 11 indicated interest and executed (or had previously executed during a prior process) non-disclosure agreements.

With respect to the Debtors’ digital health business, prior to the Petition Date, the Debtors reached out to approximately 300 strategic and financial partners and purchasers. As of the Petition Date, the Debtors were in discussions with a number of potential buyers, and the Debtors and their advisors continued to actively market the digital health business postpetition, including facilitating due diligence requests and management meetings, among other things, to facilitate a value-maximizing sale of the digital health business.

Based on the marketing efforts, shortly before the Petition Date, Xtant agreed to provide the stalking horse bid for the Stalking Horse Hardware Assets, which contemplated (a) a purchase price comprised of $5 million and (b) the assumption of certain liabilities, as set forth in the Hardware Assets Purchase Agreement. The Hardware Assets Purchase Agreement also provided for (i) a break-up fee equal to $150,000 (i.e., 3% of the $5 million purchase price) and (ii) the reimbursement from the Debtors of reasonable, documented out of pocket fees, costs and expenses of Xtant incurred in connection with the Stalking Horse Bid up to an amount equal to $150,000. On June 18, 2023, the Debtors entered into the Hardware Assets Purchase Agreement memorializing Xtant’s bid.8

[8]	The Hardware Assets Purchase Agreement and the amendments thereto are filed on the docket of the Chapter 11 Cases at Docket Nos. 26-2, 181, 267, 281, and 329.

ARTICLE IV.

MATERIAL DEVELOPMENTS AND EVENTS OF THE CHAPTER 11 CASES

A.	First Day Relief

On June 19, 2023, the Debtors filed voluntary petitions for relief under chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Southern District of Texas and several motions (the “First Day Motions”) designed to facilitate the administration of the Chapter 11 Cases and minimize disruption to the Debtors’ operations, by, among other things, easing the strain on the Debtors’ relationships with employees, vendors, and service providers, and other third parties following the commencement of the Chapter 11 Cases. At hearings on June 20, 2023 and July 18, 2023, the Bankruptcy Court granted all of the relief initially requested in the First Day Motions on an interim or final basis, as applicable.

The First Day Motions and all orders for relief granted in the Chapter 11 Cases can be viewed free of charge at https://restructuring.ra.kroll.com/surgalign. A brief description of the evidence in support thereof is also set forth in the Declaration of Paul Rundell, Managing Director of Alvarez & Marsal North America, LLC, in Support of Chapter 11 Petitions and Requests for First Day Relief [Docket No. 23].

B.	NOL Motion

On the Petition Date, the Debtors also filed an emergency motion [Docket No. 12] to establish notice and hearing procedures for certain transfers of, or certain claims of worthlessness for federal or state tax purposes with respect to, equity securities in the Debtors or any beneficial interest therein (the “NOL Motion”). On June 20, 2023, the Bankruptcy Court entered an order approving the NOL Motion [Docket No. 53].

C.	Schedules and Statements

On July 17, 2023, the Debtors filed their Schedules and Statements [Docket Nos. 221, 222, 223, 224, 225, 226, 227, 228, 229, 230, 231, 232, 233, 234, 235, 236].

D.	Retention of Professionals

The Debtors filed applications for, and the Bankruptcy Court entered orders approving, the retention of various professionals to assist the Debtors in carrying out their duties as debtors in possession and to represent their interests in the chapter 11 cases, including: (a) White & Case LLP, as restructuring counsel [Docket No. 356]; (b) Jackson Walker LLP, as restructuring co-counsel [Docket No. 390]; (c) Alvarez & Marsal Securities, LLC as investment banker and financial advisor [Docket No. 360]; and (d) PricewaterhouseCoopers LLP and PwC US Tax LLP as tax compliance, tax consulting, and tax restructuring service provider [Docket No. 359].

E.	Sale Transactions

On the Petition Date, the Debtors filed a motion for entry of an order (a) establishing bid procedures (the “Bid Procedures”) for a competitive marketing and auction process for substantially all of the Debtors’ assets, (b) authorizing the Debtors to enter into the Stalking Horse Agreement the Stalking Horse Bidder, (c) authorizing assumption and assignment procedures for certain executory contracts and unexpired leases, (d) approving the form and manner of related notices, (e) establishing a hearing to consider protections for the Stalking Horse Bidder and the sale of substantially all of the Debtors’ assets to the bidder with the highest and best bid after completion of the Debtors’ in-court sales process (including, if necessary, an auction) [Docket No. 26] (the “Bid Procedures Motion”).

On June 30, 2023, the Bankruptcy Court held a hearing to consider the Bid Procedures Motion focusing primarily on the Debtors’ position that the sale process is the best path forward for the Debtors. The Bankruptcy Court ultimately entered the Bid Procedures Order, approving the Bid Procedures and the expedited sale timeline set forth therein [Docket No. 137]. On June 30, 2023, the Bankruptcy Court also entered the Bid Protections Order approving (a) a break-up fee equal to $150,000 (i.e., 3% of the $5 million purchase price) and (b) the reimbursement from the Debtors of reasonable, documented out of pocket fees, costs and expenses of the Stalking Horse Bidder incurred in connection with the Stalking Horse Bid up to an amount equal to $150,000 [Docket No. 128].

Following entry of the Bid Procedures Order, on July 5, 2023, the Debtors filed the Notice of Auction, Stalking Horse Agreement, Sale or Other Potential Transaction, and Sale Hearing [Docket No. 157] (the “Sale Notice”). The Sale Notice was also published in the national edition of the New York Times on July 7, 2023 [Docket No. 256].

F.	Auction

Following the expiration of the Bid Deadline and pursuant to the Bid Procedures Order, the Debtors filed the Notice of Successful Bidders and Back-Up Bidder with Respect to the Auction of the Debtors’ Assets [Docket No. 290], which provided, among other things, that no Qualified Bids apart from the Stalking Horse Bid were received by the Bid Deadline for the Stalking Horse Hardware Assets and, accordingly, announced the cancellation of the auction and designation of Xtant as the Successful Bidder with respect to the Stalking Horse Hardware Assets.

On July 27, 2023, the Debtors conducted an Auction in connection with the two competing Qualified Bids for certain non-Stalking Horse Hardware Assets in connection with the Debtors’ digital health business. At the conclusion of the Auction, the Debtors, in a reasonable exercise of their business judgment and after consultation with the Committee, selected Augmedics as the Successful Bidder for the Digital Assets for an aggregate purchase price of $900,000 and the assumption of certain liabilities, as set forth in the Digital Assets Purchase Agreement. This represented an increase of $650,000 from the Starting Bid at the outset of the Auction. The Debtors, in consultation with the Committee, also selected Brainlab as the Back-Up Bidder for the Digital Assets for an aggregate purchase price of $850,000 and the assumption of certain liabilities. Following the Auction, the Debtors continued to engage with Augmedics regarding certain outstanding points in connection with Augmedics’ asset purchase agreement.

At that time, no other person or entity or group of persons or entities had submitted a Qualified Bid to purchase the Digital Assets on substantially similar or more favorable terms than Augmedics.

G.	Developments After the Auction

On August 1, 2023, the Debtors were contacted by a medical technology company, Surgical Theater, Inc. (“Surgical Theater”), seeking to submit a significantly better bid than the Successful Bid. Surgical Theater indicated that it planned to object to the sale of the Digital Assets if it was not allowed to submit a bid. In response, the Debtors’ counsel informed Surgical Theater’s counsel that the Debtors believed that the marketing process was robust and the fact that one potential bidder was not contacted was not an indication that the process was flawed in any way. The Debtors’ counsel also disputed that Surgical Theater had any standing to object to the proposed sale. Nevertheless, the Debtors’ counsel also determined that it was permissible to engage with Surgical Theater in accordance with the broad “fiduciary out” included in the Bid Procedures. Among other things: (a) a potential bid from Augmedics could significantly enhance stakeholder recoveries in a case where creditors may not receive payment in full in cash; (b) there were essentially no costs for the estates to engage with Surgical Theater due to the fact that the virtual data room established for the sale process remained intact and there was a fully negotiated form of purchase agreement with Augmedics that could serve as the form of agreement with Surgical Theater; (c) while the Debtors provided Surgical Theater’s business partners with notice of the marketing process, the Debtors did not contact Surgical Theater in connection with the marketing process; and (d) Augmedics had not yet confirmed that certain ancillary documents contemplated by its purchase agreement were in final form after the Auction concluded on July 27, 2023. Accordingly, on that same day, and following discussions with the Debtors’ advisors, Surgical Theater executed a non-disclosure agreement and received access to the Debtors’ virtual data room.

The next day, on Wednesday, August 2, 2023, the Debtors informed the Committee of Surgical Theater’s unsolicited interest. Counsel and advisors to the Committee did not oppose the Debtors’ engagement with Surgical Theater at that time. Thereafter, the Debtors had contact with the Committee’s professionals regarding this matter nearly every business day.

On Friday, August 4, 2023, Surgical Theater submitted a signed purchase agreement reflecting a cash bid of $1,100,000 bid for the Digital Assets (i.e., approximately 22% higher than the Augmedics bid). Later that day, the Debtors’ advisors promptly informed Surgical Theater that its bid was not acceptable in light of the proposed purchase price relative to the Augmedics bid when taking into account the prospect of litigation costs and delay. Later that day, following discussions with the Debtors’ counsel and advisors, Surgical Theater confirmed that it was willing to increase its bid to $1,300,000 in cash (i.e., approximately 44% higher than the Augmedics bid). The Debtors’ advisors again promptly informed Surgical Theater that its bid was not acceptable.

On Monday, August 7, 2023, Surgical Theater submitted an executed $1,500,000 bid for the Digital Assets, along with a deposit for 10% of the purchase price. Surgical Theater’s offer was on substantially the same terms as Augmedics’ bid, except for an approximately 67% increase in the purchase price and the retention of certain employees. In the exercise of their fiduciary duties and in view of the overarching objective to maximize the value of the Digital Assets, the Debtors immediately informed Augmedics of the competing bid and invited Augmedics to overbid. The Debtors also conferred further with the Committee’s professionals regarding this matter.

H.	Sale Hearing

On August 8, 2023, the Bankruptcy Court held a hearing (the “Sale Hearing”) to approve the Hardware Assets Sale Transaction in accordance with the terms of the Hardware Assets Purchase Agreement and a sale of the Digital Assets.

The Debtors resolved all objections to the Hardware Assets Sale Transaction and the assumption and assignment of certain executory contracts and unexpired leases through revisions to the Hardware Assets Sale Order. On August 9, 2023, the Bankruptcy Court entered the Hardware Assets Sale Order. The Hardware Assets Sale Transaction closed on August 10, 2023 [Docket No. 341].

During the initial Sale Hearing, the Debtors initially informed the Bankruptcy Court that the Debtors intended to move forward with seeking approval of the Surgical Theater bid. Following the Bankruptcy Court’s commentary and decision to end the Sale Hearing, the Debtors conferred with the Committee’s professionals on the best course forward. The Debtors also conferred with Augmedics, which informed the Debtors that it would proceed with an increased bid of $1,500,000. Augmedics also finalized the remaining ancillary documents, which had not been finalized as of the Sale Hearing. Accordingly, on the afternoon of Wednesday, August 9, 2023, the Debtors informed Augmedics that it would proceed with its improved bid at the hearing on August 10, 2023. The Debtors conferred with the Committee’s professionals and were informed that the Committee supported this decision.9 The revised asset purchase agreement between the Debtors and Augmedics was filed that same day. See Docket No. 331.

On August 10, 2023, the Bankruptcy Court entered the Digital Assets Sale Order. The Digital Assets Sale Transaction closed on August 11, 2023 [Docket No. 348].

[9]	Surgical Theater submitted a revised bid of $2,000,000 on the same terms as its prior bid. See Docket No. 333. Nonetheless, this did not change the Committee’s perspective given the Court’s commentary during the initial Sale Hearing. The Committee’s professionals informed the Debtors’ counsel that the Committee supported the Debtors’ decisions in this regard.

I.	Assumption and Assignment and Rejection of Executory Contracts and Unexpired Leases

As part of the Hardware Assets Sale Transaction, and pursuant to the assumption and assignment procedures approved under the Bid Procedures Order, the Debtors will assume and assign certain executory contracts and unexpired leases (collectively, the “Assigned Contracts”) to the Hardware Assets Purchaser pursuant to section 365 of the Bankruptcy Code.

On June 30, 2023, the Debtors filed and served eleven notices [Docket Nos. 104, 141, 142, 143, 144, 145, 146, 147, 148, 149, and 273] (the “Contract Notices”), each of which listed certain Assigned Contracts that could have been assumed and assigned in connection with the Hardware Assets Sale Transaction or otherwise rejected attached as Schedule 1 thereto.

On August 9, 2023, the Bankruptcy Court entered the Hardware Assets Sale Order, which authorizes the assumption and assignment of the Assigned Contracts attached as Exhibit B thereto to the Hardware Assets Purchaser in connection with the Hardware Assets Sale Transaction. The Debtors were authorized and directed to assume and assign the Assigned Contracts to the Hardware Assets Purchaser upon the closing of the Hardware Assets Sale Transaction, which occurred on August 10, 2023.

On the Petition Date, the Debtors filed a motion seeking approval of procedures to reject executory contracts and unexpired leases (the “Rejection Procedures”) [Docket No. 14]. On June 30, 2023, the Bankruptcy Court entered an order authorizing and approving the Rejection Procedures [Docket No. 129]. Pursuant to the Rejection Procedures, the Debtors have filed the First Notice of Rejection of Certain Executory Contracts [Docket No. 151], indicating their intent to reject the Contract(s) listed on Schedule 1 attached thereto, which Contract(s) were not among the contracts and leases designated to be assumed and assigned as part of the Hardware Assets Sale Transaction.

J.	International Hardware Business Wind-Down

On the Petition Date, the Debtors filed a motion (the “International Wind-Down Motion”) seeking authority, pending approval of a sale transaction, to continue winding down and dissolving the entities that operate the Debtors’ hardware business outside of the United States (the “International Hardware Business”). As described in the International Wind-Down Motion, prior to the Petition Date, the Debtors took steps to begin winding down the International Hardware Business in the absence of a sale. The hearing on the International Wind-Down Motion was adjourned to August 8, 2023, at which time the Bankruptcy Court entered an order approving the International Wind Down Motion [Docket No. 321].

K.	Bar Date

On the Petition Date, the Debtors filed an emergency motion requesting the Bankruptcy Court to establish a bar date in these Chapter 11 Cases (the “Bar Date Motion”).  On June 30, 2023, the Bankruptcy Court held a hearing to consider the Bar Date Motion.  On June 30, 2023, the Bankruptcy Court entered the Bar Date Order approving (i) August 16, 2023 at 5:00 p.m. prevailing Central Time as the deadline for all non-governmental creditors or other parties in interests to file proofs of claim (the “Claims Bar Date”) and (ii) December 19, 2023 at 5:00 p.m. prevailing Central Time as the deadline for governmental units to file proofs of claim against any of the Debtors. In accordance with the Bar Date Order, the Debtors filed and served notice of the bar dates [Docket No. 171] and accompanying materials on known creditors on July 24, 2023. The Debtors also published notice of the bar dates in the national edition of the New York Times on July 7, 2023 [Docket No. 220].

As of the date hereof, the Debtors are continuing to review and refine their analysis of the filed proofs of claim.

L.	Private Sale of Certain Assets

On June 22, 2023, the Debtors filed the Motion for Entry of an Order (I) Authorizing (A) the Sale of Certain of the Debtors’ Assets Free and Clear of Liens, Claims, and Encumbrances and (B) Assumption and Assignment of an Unexpired Lease and (II) Granting Related Relief [Docket No. 73] (the “Prompt Sale Motion”), seeking approval of a private sale of the assets constituting the Debtors’ medical device machine shop.  In order to avoid closing and liquidating the medical device machine shop, and the inevitable loss of jobs and an increase in damages and severance-related claims, the Debtors engaged in discussions with the lead mechanical engineer and former owner of the machine shop.  These discussions led to a mutually beneficial transaction, comprised of $50,000 in cash and the assumption of certain liabilities.  Further, pursuant to the sale, the Prompt Purchaser agreed to release any and all claims that the Prompt Purchaser, including in his capacity as an employee, may hold against the Debtors.  Accordingly, the Debtors will avoid exposure to (i) approximately $165,000 in contractual liabilities that may have been asserted against the Debtors in connection with ongoing obligations under a previous agreement with the Prompt Purchaser, (ii) approximately $47,000 in potential claims for severance obligations that may be asserted against the Debtors in the absence of the sale, and (iii) approximately $68,523 in a potential claim arising from the Debtors’ rejection of the warehouse lease in the absence of the sale.  On July 18, 2023, the Bankruptcy Court entered an order approving the Prompt Sale Motion [Docket No. 217].

M.	Non-Insider KERP and Sale Incentive Program

On the Petition Date, the Debtors filed a motion [Docket No. 25] requesting approval of the Debtors’ key employee retention program (the “Non-Insider KERP”) for certain of their critical non-insider employees. As described in the motion, prior to the Petition Date, the Debtors’ employees did not receive regular salary adjustments (merit increases) in 2023, due to the Debtors’ liquidity restraints. Given the uncertainty created by the Chapter 11 Cases, the Debtors, in consultation with their advisors, determined that it was necessary to formulate and adopt a retention program to appropriately retain and incentivize continued performance of certain key non-insider Employees during these Chapter 11 Cases. The Debtors, with input from their advisors, developed the KERP, pursuant to which the Debtors are authorized to make fixed, retention payments to thirty-two non-insider key Employees (the “Participants”) who perform critical tasks for the Debtors, including legal, human resources, information technology, accounting, and other critical functions. On July 18, 2023, the Bankruptcy Court held a hearing to consider approval of the Non-Insider KERP. July 18, 2023, the Bankruptcy Court entered an order approving the Non-Insider KERP [Docket No. 248].

On July 4, 2023, the Debtors filed the Debtors’ Corrected Emergency Motion for Entry of an Order (I) Approving the Debtors’ Sale Incentive Program and (II) Granting Related Relief [Docket No. 155], seeking approval of the Debtors’ sale incentive program (the “Sale Incentive Program”) for two key executive insider employees and one key executive, non-insider employee (collectively, the “Executives”), tied to amounts realized in sale transactions for the Debtors’ hardware and biomaterials and digital health businesses. To ensure the success of the sale process, the independent directors of Surgalign Holdings, Inc., with input from the Debtors’ counsel and financial advisor, determined that it was necessary and appropriate to implement the Sale Incentive Program to ensure the Executives were incentivized to actively market the Debtors’ assets and maximize the success of the sale process. On July 24, 2023 and July 26, 2023, the Bankruptcy Court held hearings to consider approval of the Sale Incentive Program. On July 26, 2023, the Bankruptcy Court entered an order approving the Sale Incentive Program [Docket No. 287].

N.	Dissolution of Polish Entity

HoloSurgical Technology Polska sp. Zoo is a wholly-owned subsidiary of Debtor HoloSurgical Technology Inc. The Debtors plan to initiate insolvency proceedings in Poland with respect to this entity. Pending approval by a Polish court, the Polish Proceeding will provide for a prepackaged liquidation and administration of the Poland Subsidiary as provided by Polish Insolvency Law. The Debtors also plan to initiate an ancillary Chapter 15 proceeding (the “Chapter 15”) simultaneous with the initiation of the Polish Proceeding. The Debtors and their professionals have determined that the Polish Proceeding and Chapter 15 provide the optimal procedural mechanism for maximizing the value of the Polish Subsidiary for the Debtors’ estates.

ARTICLE V.
Summary of treatment of claims and estimated recoveries

The Plan classifies Claims and Interests into eight different Classes. The following chart provides a summary of the Debtors’ estimate of the anticipated recoveries of each Class of Claims and Interests.10 The estimated recoveries in this chart do not include projected proceeds of or the cost of prosecuting the Retained Estate Claims and Causes of Action, which the Debtors do not believe is subject to estimation at this time and will likely increase the ultimate recoveries of the Class of General Unsecured Claims. The treatment provided in this chart is for informational purposes only and is qualified in its entirety by Article VII of this Plan and Disclosure Statement.

Class	Claims or Interests	Status	Voting Rights	Estimated Allowed Claims or Interests (in $000s)	Estimated Recoveries of Allowed Claims or Interests
1	Secured Claims	Unimpaired	Not Entitled to Vote (Presumed to Accept)	$0	100%
2	Priority Non-Tax Claims	Unimpaired	Not Entitled to Vote (Presumed to Accept)	$0	100%
3	General Unsecured Claims	Impaired	Entitled to Vote	$36,768 – $71,646	4% - 18%[11]
4	INN Seller Notes Claims	Impaired	Not Entitled to Vote (Deemed to Reject)	$10,613 – $12,355	0%
5	Intercompany Claims	Impaired	Not Entitled to Vote (Deemed to Reject)	$23,078	0%
6	Intercompany Interests	Impaired	Not Entitled to Vote (Deemed to Reject)	N/A	0%
7	Interests in Parent	Impaired	Not Entitled to Vote (Deemed to Reject)	N/A	0%
8	Section 510(b) Claims	Impaired	Not Entitled to Vote (Deemed to Reject)	$0 – $156,000	0%

[10]	The amounts contained in this Article V represent the Debtors’ estimate of the Claims that they believe will ultimately be Allowed based on their review of the filed Proofs of Claim and their books and records, and do not represent amounts actually asserted by creditors in Proofs of Claim or otherwise. The Debtors have not completed their analysis of Claims in the Chapter 11 Cases and such Claims remain subject to objections as necessary or appropriate. Therefore, there can be no assurances of the exact amount of the Allowed Claims at this time. The actual amount of the Allowed Claims may be greater or lower than estimated. See Art. XVIII.

[11]	The estimated recoveries for Class 3 General Unsecured Claims are based upon the assumption that the INN Seller Notes Claims, Proof of Claim Nos. 151 and 153, each filed in the amount of $6 million, are subordinated to the fullest extent permitted by the Bankruptcy Code. Notwithstanding anything to the contrary herein, to the extent that the Bankruptcy Court does not permit the INN Seller Notes Claims to be subordinated, the holders of INN Seller Notes Claims shall recover at the same level as Class 3 General Unsecured Claims. In such a scenario, the estimated recovery for holders of Class 3 General Unsecured Claims and Class 4 INN Seller Notes Claims would be approximately 3.5% - 14%.

Additionally, the Debtors will seek to subordinate, pursuant to section 510(b) of the Bankruptcy Code, Proof of Claims Nos. 148, 150, 152, and 155, which were filed by (i) Pawel Lewicki, as third party beneficiary to Neva, LLC, (ii) Neva, LLC as successor-in-interest to Robotocine, Inc, (iii) Dearborn Capital Management LLC as successor-in-interest to Robotocine, Inc., and (iv) Krzysztof Siemionow, as third party beneficiary to Dearborn Capital Management LLC, respectively, each in the amount of approximately $73 million. Such Claims are classified in and will recover pursuant to the treatment afforded Class 8 Section 510(b) Claims. To the extent that any of these Claims are allowed, in whole or in part, and are not subordinated, such Claims may be classified in and treated as Class 3 General Unsecured Claims, which will materially decrease recoveries to Class 3 General Unsecured Claims.

Please refer to Article XVIII herein (Plan-Related Risk Factors).

ARTICLE VI.
Administrative PROFESSIONAL AND PRIORITY TAX Claims

Administrative Claims, Professional Fee Claims, and Priority Tax Claims are treated in accordance with section 1129(a)(9) of the Bankruptcy Code. In accordance with section 1123(a)(1) of the Bankruptcy Code, such Claims are not designated as Classes of Claims.

A.	Administrative Claims

1.	Filing of Administrative Claims

The Holder of an Administrative Claim, other than a Professional Fee Claim, or an Administrative Claim that has been Allowed on or before the Effective Date, must file with the Bankruptcy Court and serve on the Debtors and the Wind-Down Debtors, notice of such Administrative Claim by no later than the Administrative Claims Bar Date. Such notice must include, at a minimum, (a) the name of the Holder of the Claim, (b) the amount of the Claim, and (c) the basis of the Claim (including the date on which services or goods were provided) and evidence thereof.

HOLDERS WHO ARE REQUIRED BUT FAIL TO FILE AND SERVE A REQUEST FOR PAYMENT OF AN ADMINISTRATIVE CLAIM (OTHER THAN A PROFESSIONAL FEE CLAIM) BY THE ADMINISTRATIVE CLAIMS BAR DATE SHALL BE FOREVER BARRED FROM ASSERTING SUCH ADMINISTRATIVE CLAIM AGAINST THE DEBTORS, THE ESTATES, THE WIND-DOWN DEBTORS OR THEIR RESPECTIVE PROPERTY, AND SUCH ADMINISTRATIVE CLAIM WILL BE DEEMED DISALLOWED AND EXPUNGED AS OF THE EFFECTIVE DATE. OBJECTIONS TO AN ADMINISTRATIVE CLAIM MUST BE FILED AND SERVED ON THE REQUESTING PARTY BY THE LATER OF (I) NINETY (90) DAYS AFTER THE FILING OF THE APPLICABLE REQUEST FOR PAYMENT OF ADMINISTRATIVE CLAIMS, SUBJECT TO EXTENSIONS SOUGHT BY MOTION FILED WITHIN SUCH PERIOD AND AS SUCH PERIOD MAY BE EXTENDED FROM TIME TO TIME, OR (II) SUCH OTHER PERIOD OF LIMITATION AS MAY BE SPECIFICALLY FIXED BY A FINAL ORDER FOR OBJECTING TO SUCH ADMINISTRATIVE CLAIMS.

2.	Payment of Allowed Administrative Claims

Unless otherwise agreed to by the Holder of an Allowed Administrative Claim and the Debtors or the Wind-Down Debtors or unless otherwise assumed pursuant to the Digital Assets Purchase Agreement or the Hardware Assets Purchase Agreement, each Holder of an Allowed Administrative Claim (other than Holders of Professional Fee Claims and Claims for fees and expenses pursuant to 28 U.S.C. § 1930) will receive, in full and final satisfaction, settlement, and release, and, in exchange for such Administrative Claim, treatment as is consistent with the provisions of section 1129(a)(9) of the Bankruptcy Code or an amount of Cash equal to the unpaid amount of such Allowed Administrative Claims in accordance with the following: (a) if an Administrative Claim is Allowed as of the Effective Date, on the Effective Date or as soon as reasonably practicable thereafter (or, if not then due, when such Allowed Administrative Claim is due or as soon as reasonably practicable thereafter); (b) if such Administrative Claim is not Allowed as of the Effective Date, no later than sixty (60) days after the date on which an order Allowing such Administrative Claim becomes a Final Order, or as soon as reasonably practicable thereafter; (c) if such Allowed Administrative Claim is based on liabilities incurred by the Debtors in the ordinary course of their business after the Petition Date in accordance with the terms and conditions of the particular transaction giving rise to such Allowed Administrative Claim without any further action by the Holder of such Allowed Administrative Claim, when such Allowed Administrative Claim is due or as soon as reasonably practicable thereafter; or (d) at such time and upon such terms as set forth in a Final Order of the Bankruptcy Court or as agreed with the Wind-Down Debtors.

B.	Statutory Fees

On or before the Effective Date, all fees due and payable pursuant to section 1930(a) of Title 28 of the United States Code, including fees and expenses payable to the U.S. Trustee, , shall be paid by each applicable Debtor for each quarter (including any fraction thereof). After the Effective Date, all fees due and payable pursuant to 28 U.S.C. § 1930 will be paid by the Wind-Down Debtors from the Wind-Down Debtor Assets until the applicable Chapter 11 Case is converted, dismissed, or closed, whichever occurs first. Each of the Debtors shall file all monthly reports due prior to the Effective Date when they become due, in a form reasonably acceptable to the U.S. Trustee.  After the Effective Date, the Wind-Down Debtors shall file quarterly reports if and when they become due, in a form reasonably acceptable to the U.S. Trustee. The U.S. Trustee shall not be required to file any Administrative Claim in the Chapter 11 Cases and shall not be treated as providing any release under the Plan in connection therewith.

C.	Professional Fee Claims

1.	Final Fee Applications and Payment of Professional Fee Claims

All final requests for payment of Professional Fee Claims for services rendered and reimbursement of expenses incurred prior to the Confirmation Date must be filed and served no later than forty-five (45) days after the Effective Date. Holders of Professional Fee Claims who fail to timely file and serve final fee application shall be forever barred from asserting such Professional Fee Claim against the Debtors, the Estates, the Wind-Down Debtors or their respective property, and such Professional Fee Claim will be deemed disallowed and expunged as of the Effective Date. The Bankruptcy Court shall determine the Allowed amounts of such Professional Fee Claims in accordance with the procedures established by the Bankruptcy Code, the Bankruptcy Rules, and prior applicable Bankruptcy Court orders.

2.	Professional Fee Amount

Each Professional shall provide a reasonable and good-faith estimate of their fees and expenses incurred in rendering services to the Debtors or the Committee for the periods from the Petition Date through the Confirmation Date projected to be outstanding as of the Effective Date, and shall deliver such estimate to the Debtors’ counsel no later than two (2) Business Days prior to the anticipated Effective Date; provided that such estimate shall not be considered an admission or limitation with respect to the fees and expenses of such Professional and such Professionals are not bound to any extent by such estimates. If a Professional does not provide an estimate, the Debtors may estimate a reasonable amount of unbilled fees and expenses of such Professional, taking into account any prior payments; provided that such estimate shall not be binding or considered an admission with respect to the fees and expenses of such Professional. The estimated Professional Fee Amount shall be utilized by the Debtors to determine the amount to be funded to the Professional Fee Escrow Account on the Effective Date.

3.	Professional Fee Escrow Account

As soon as is reasonably practicable after the Confirmation Date and no later than the Effective Date, the Debtors shall fund the Professional Fee Escrow Account with Cash equal to the Professional Fee Escrow Amount. The Professional Fee Escrow Account shall be maintained in trust solely for the Professionals and for no other Entities until all Professional Fee Claims Allowed by the Bankruptcy Court have been irrevocably paid in full to the Professionals pursuant to one or more Final Orders of the Bankruptcy Court. No Liens, claims, or interests shall encumber the Professional Fee Escrow Account or Cash held in the Professional Fee Escrow Account in any way. Funds held in the Professional Fee Escrow Account shall not be considered property of the Estates or the Wind-Down Debtors; provided that the Debtors’ counsel shall be the designated Entity authorized to release funds from the Professional Fee Escrow Account in accordance with the governing escrow agreement.

The amount of Professional Fee Claims owing to the Professionals shall be paid in Cash to such Professionals by the Wind-Down Debtors or the Debtors, as applicable, from the funds held in the Professional Fee Escrow Account as soon as reasonably practicable after such Professional Fee Claims are Allowed by an order of the Bankruptcy Court; provided that the Debtors’ and the Wind-Down Debtors’ obligations to pay Allowed Professional Fee Claims shall not be limited nor be deemed limited to funds held in the Professional Fee Escrow Account. To the extent that funds held in the Professional Fee Escrow Account are insufficient to satisfy the amount of Allowed Professional Fee Claims owing to the Professionals, such Professionals shall have an Allowed Administrative Claim for any such deficiency, which remaining Allowed Professional Fee Claims shall be payable from Cash held by the Wind-Down Debtors. When all Allowed Professional Fee Claims have been irrevocably paid in full to the Professionals pursuant to one or more Final Orders of the Bankruptcy Court, any remaining funds held in the Professional Fee Escrow Account shall be transferred to the Wind-Down Debtors to be reserved or disbursed in accordance with the Plan and the Plan Administrator Agreement.

4.	Post-Confirmation Date Fees and Expenses

Except as otherwise specifically provided in the Plan, from and after the Confirmation Date, the Debtors and/or the Wind-Down Debtors, as applicable, shall, in the ordinary course of business and without any further notice to or action, order, or approval of the Bankruptcy Court, pay in Cash the reasonable and documented legal, professional, or other fees and expenses related to implementation of the Plan and Consummation incurred by the Wind-Down Debtors. Upon the Confirmation Date, any requirement that Professionals comply with sections 327 through 331, 363, and 1103 of the Bankruptcy Code in seeking retention or compensation for services rendered after such date shall terminate, and the Wind-Down Debtors may employ and pay any Professional in the ordinary course of business for the period after the Confirmation Date without any further notice to or action, order, or approval of the Bankruptcy Court.

For the avoidance of doubt, no Administrative Claims, Professional Fee Claims, or any other post-confirmation fees and expenses shall be paid prior to payment of any quarterly fees due and outstanding to the U.S. Trustee.

D.	Priority Tax Claims

Pursuant to section 1129(a)(9)(C) of the Bankruptcy Code, unless otherwise agreed by the Holder of an Allowed Priority Tax Claim and the Debtors or unless otherwise assumed pursuant to the Digital Assets Purchase Agreement or the Hardware Assets Purchase Agreement, prior to the Effective Date, each Holder of an Allowed Priority Tax Claim will receive, at the option of the Debtor or Wind-Down Debtor, as applicable, in full and final satisfaction, settlement, and release of, and in exchange for, its Allowed Priority Tax Claim, (a) Cash in an amount equal to the amount of such Allowed Priority Tax Claim or (b) Cash in an aggregate amount of such Allowed Priority Tax Claim payable in installment payments over a period of time not to exceed five (5) years after the Petition Date, pursuant to section 1129(a)(9)(C) of the Bankruptcy Code. A Priority Tax Claim that becomes Allowed after the Effective Date shall receive such treatment in accordance with the Plan as soon as reasonably practicable after such Priority Tax Claim becomes Allowed.

ARTICLE VII.
Classification, Treatment, AND VOTING OF Claims and Interests

A.	Classification of Claims and Interests

All Claims and Interests, other than Administrative Claims, Priority Tax Claims, and Professional Fee Claims, are classified in the Classes set forth in this Article VII for all purposes, including voting, Confirmation, and distributions under the Plan and pursuant to sections 1122 and 1123(a)(1) of the Bankruptcy Code. A Claim or Interest is classified in a particular Class only to the extent that the Claim or Interest qualifies within the description of that Class and is classified in other Classes to the extent that any portion of the Claim or Interest qualifies within the description of such other Classes. A Claim or Interest is also classified in a particular Class for the purpose of receiving distributions under the Plan only to the extent that such Claim or Interest is an Allowed Claim or Allowed Interest, respectively, in that Class and has not been paid, released, or otherwise satisfied prior to the Effective Date. The Debtors reserve the right to withdraw the Plan with respect to one or more Debtors while seeking Confirmation or approval of the Plan with respect to all other Debtors. Certain of the Debtors may not have Holders of Claims or Interests in a particular Class or Classes, and such Classes shall be treated as set forth in Article VII.F hereof.

B.	Substantive Consolidation of the Estates

Pursuant to this Article VII, the Plan constitutes a separate chapter 11 plan for each Debtor and the classifications set forth in Classes 1 through 8 shall be deemed to apply to each Debtor, except for Classes 4 and 7, which only apply to Parent. If substantive consolidation is ordered, each Class with respect to the Debtors shall vote as set forth in this Article VII. If substantive consolidation is not ordered, each Class of Claims against or Interests in the Debtors shall be deemed to constitute separate sub-Classes of Claims against and Interests in each of the Debtors, as applicable, and each such sub-Class shall vote as a single separate Class for each of the Debtors, as applicable, and the confirmation requirements of section 1129 of the Bankruptcy Code must be satisfied separately with respect to each of the Debtors.

C.	Treatment of Claims and Interests

Each Holder of an Allowed Claim or Allowed Interest, as applicable, shall receive under the Plan the treatment described below in full and final satisfaction, settlement, and release of, and in exchange for such Holder’s Allowed Claim or Allowed Interest, except to the extent different or less favorable treatment is agreed to by the Debtors, prior to the Effective Date, or the Wind-Down Debtors, on or after the Effective Date, and the Holder of such Allowed Claim or Allowed Interest, as applicable. Unless otherwise indicated, (a) the Holder of an Allowed Claim or Allowed Interest, as applicable, shall receive such treatment on the Effective Date or as soon as reasonably practicable thereafter, and (b) the Holder of a Claim or Interest that is not Allowed as of the Effective Date shall receive such treatment as soon as reasonably practicable after such Claim or Interest becomes Allowed.

1.	Class 1 – Secured Claims

a.	Classification: Class 1 consists of any Secured Claims against any Debtor.

b.	Treatment: Each Holder of an Allowed Secured Claim shall receive, in full and final satisfaction, compromise, settlement, and release of, and in exchange for, such Allowed Secured Claim, at the option of the Debtors with the consent of the Committee, such consent not to be unreasonably withheld or conditioned, prior to the Effective Date, or the Wind-Down Debtors, on or after the Effective Date:

(i)	payment in full in Cash in an amount equal to its Allowed Secured Claim;

(ii)	the collateral securing such Holder’s Allowed Secured Claim; or

(iii)	such other treatment rendering such Holder’s Allowed Secured Claims Unimpaired.

c.	Voting: Class 1 is Unimpaired under the Plan. Holders of Allowed Secured Claims are conclusively presumed to have accepted the Plan pursuant to section 1126(f) of the Bankruptcy Code. Therefore, Holders of Allowed Secured Claims are not entitled to vote to accept or reject the Plan.

2.	Class 2 – Priority Non-Tax Claims

a.	Classification: Class 2 consists of any Priority Non-Tax Claims against any Debtor.

b.	Treatment: Each Holder of an Allowed Priority Non-Tax Claim shall receive, in full and final satisfaction, compromise, settlement, and release of, and in exchange for, such Allowed Priority Non-Tax Claim, at the option of the Debtors with the consent of the Committee, such consent not to be unreasonably withheld or conditioned, prior to the Effective Date, or the Wind-Down Debtors, on or after the Effective Date:

(i)	payment in full in Cash in an amount equal to its Allowed Priority Non-Tax Claim; or

(ii)	such other treatment rendering such Holder’s Allowed Priority Non-Tax Claim Unimpaired.

c.	Voting: Class 2 is Unimpaired under the Plan. Holders of Allowed Priority Non-Tax Claims are conclusively presumed to have accepted the Plan under section 1126(f) of the Bankruptcy Code. Therefore, Holders of Allowed Priority Non-Tax Claims are not entitled to vote to accept or reject the Plan.

3.	Class 3 – General Unsecured Claims

a.	Classification: Class 3 consists of any General Unsecured Claims against any Debtor.

b.	Treatment: On the applicable Distribution Date, unless otherwise agreed by a Holder of an Allowed General Unsecured Claim and the Debtors (prior to the Effective Date) or the Wind-Down Debtors (on or after the Effective Date), each Holder of an Allowed General Unsecured Claim shall receive, in full and final satisfaction, compromise, settlement, and release of, and in exchange for, such General Unsecured Claim, its Pro Rata share of:

(i)	the Distributable Cash; and

(ii)	to effectuate distributions from the Wind-Down Debtors, the Wind-Down Debtor Assets; provided that any distributions on account of the Wind-Down Debtor Assets shall only be made following payment in full of, or reserve for, Allowed Administrative Claims, Allowed Priority Tax Claims, Allowed Priority Non-Tax Claims, and Allowed Secured Claims.

c.	Voting: Class 3 is Impaired under the Plan. Holders of Allowed General Unsecured Claims are entitled to vote to accept or reject the Plan.

4.	Class 4 – INN Seller Notes Claims

a.	Classification: Class 4 consists of any INN Seller Notes Claims against Parent.

b.	Treatment: The INN Seller Notes Claims are subordinated to the fullest extent permitted by the Bankruptcy Code. On the Effective Date, each Holder of an Allowed INN Seller Notes Claim shall not be entitled to any Distribution on account of such Allowed INN Seller Notes Claim, which shall be canceled, released, and extinguished and of no further force or effect without further action by the Debtors.

In the event that the Inn Seller Notes Claims are not subordinated by the Bankruptcy Court as provided in the Plan, each Holder of a Inn Seller Notes Claim shall receive the treatment provided to Holders of Class 3 General Unsecured Claims.

c.	Voting: Class 4 is Impaired under the Plan. Holders of Allowed INN Seller Notes Claims are conclusively deemed to have rejected the Plan pursuant to section 1126(g) of the Bankruptcy Code. Therefore, Holders of Allowed INN Seller Notes Claims are not entitled to vote to accept or reject the Plan.

5.	Class 5 – Intercompany Claims

a.	Classification: Class 5 consists of any Intercompany Claims against any Debtor.

b.	Treatment: On or after the Effective Date, each Allowed Intercompany Claim shall be canceled, released, and extinguished and of no further force or effect without any Distribution on account of such Intercompany Claim.

c.	Voting: Class 5 is Impaired under the Plan. Holders of Intercompany Claims are conclusively deemed to have rejected the Plan pursuant to section 1126(g) of the Bankruptcy Code. Therefore, Holders of Intercompany Claims are not entitled to vote to accept or reject the Plan.

6.	Class 6 – Intercompany Interests

a.	Classification: Class 6 consists of any Intercompany Interests.

b.	Treatment: On the Effective Date, each Holder of an Allowed Intercompany Interest shall not be entitled to any Distribution on account of such Intercompany Interest, which shall be canceled, released, and extinguished and of no further force or effect without further action by the Debtors.

c.	Voting: Class 6 is Impaired under the Plan. Holders of Intercompany Interests are conclusively deemed to have rejected the Plan pursuant to section 1126(g) of the Bankruptcy Code. Holders of Intercompany Interests are not entitled to vote to accept or reject the Plan.

7.	Class 7 – Interests in Parent

a.	Classification: Class 7 consists of any Parent Interests.

b.	Treatment: On the Effective Date, each Parent Interest shall be deemed automatically cancelled, released, and extinguished without further action by the Debtors.

c.	Voting: Class 7 is Impaired under the Plan. Holders of Parent Interests are conclusively deemed to have rejected the Plan pursuant to section 1126(g) of the Bankruptcy Code. Therefore, Holders of Parent Interests are not entitled to vote to accept or reject the Plan.

8.	Class 8 – Section 510(b) Claims

a.	Classification: Class 8 consists of any Section 510(b) Claims against any Debtor.

b.	Treatment: On the Effective Date, each Holder of a Section 510(b) Claim shall not be entitled to any Distribution on account of and such Section 510(b) Claim, which shall be cancelled, released, and extinguished and of no further force or effect without further action by the Debtors.

c.	Voting: Class 8 is Impaired under the Plan. Holders of Section 510(b) Claims are conclusively deemed to have rejected the Plan pursuant to section 1126(g) of the Bankruptcy Code. Therefore, Holders of Section 510(b) Claims are not entitled to vote to accept or reject the Plan.

D.	Reservation of Rights Regarding Claims

Except as otherwise provided in this Plan, nothing herein shall be deemed to affect, diminish, waive, relinquish, or impair the Debtors’ or the Wind-Down Debtors’ Causes of Action, including any legal or equitable rights or defenses, with respect to any Claim or Interest, including any Impaired, Reinstated, or Unimpaired Claim or Interest.

E.	Separate Classification of Secured Claims

Each Secured Claim, to the extent secured by a Lien on collateral different from the collateral securing another Secured Claim, shall be treated as being in a separate Class for purposes of receiving a Distribution under this Plan.

F.	Elimination of Vacant Classes

Any Class of Claims or Interests that does not have a Holder of an Allowed Claim or Allowed Interest or a Claim or Interest temporarily Allowed by the Bankruptcy Court or otherwise entitled to vote under the solicitation and voting procedures approved by the Bankruptcy Court as of the date of the Confirmation Hearing shall be deemed eliminated from the Plan for purposes of voting to accept or reject the Plan and for purposes of determining acceptance or rejection of the Plan by such Class pursuant to section 1129(a)(8) of the Bankruptcy Code.

G.	Voting Classes Where No Valid Votes Are Received

If a Class contains Claims or Interests eligible to vote and no Holders of Claims or Interests eligible to vote in such Class vote to accept or reject the Plan, then such Class shall be deemed to have accepted the Plan.

H.	Subordinated Claims

The allowance, classification, and treatment of all Allowed Claims and Allowed Interests and the respective Distributions and treatments under the Plan take into account and conform to the relative priority and rights of the Claims and Interests in each Class in connection with any contractual, legal, and equitable subordination rights relating thereto, whether arising under general principles of equitable subordination, section 510(b) of the Bankruptcy Code, or otherwise. Pursuant to section 510 of the Bankruptcy Code, the Debtors and the Wind-Down Debtors, as applicable, reserve the right to re-classify any Allowed Claim or Allowed Interest in accordance with any contractual, legal, or equitable subordination relating thereto.

I.	Controversy Concerning Impairment

If a controversy arises as to whether any Claims or Interests, or any Class of Claims or Interests, are Impaired, the Bankruptcy Court shall, after notice and a hearing, which may be on shortened notice, determine such controversy on or before the Confirmation Date.

J.	Confirmation Pursuant to Section 1129(b) of the Bankruptcy Code

The Debtors request Confirmation of the Plan pursuant to section 1129(b) of the Bankruptcy Code with respect to any rejecting Class of Claims or Interests. The Debtors reserve the right to modify the Plan in accordance with Article XIV of the Plan to the extent, if any, that Confirmation pursuant to section 1129(b) of the Bankruptcy Code requires modification, including by modifying the treatment applicable to a Class of Claims or Interests to render such Class of Claims or Interests Unimpaired to the extent permitted by the Bankruptcy Code and the Bankruptcy Rules.

ARTICLE VIII.
Means for Implementation of the Plan

A.	Corporate Existence

On and after the Effective Date, except as otherwise provided herein, each Wind-Down Debtor (or the Plan Administrator) may operate its business in accordance with applicable Law and may use, acquire, or dispose of property and compromise or settle any Claims, Interests, or Causes of Action without supervision or approval by the Bankruptcy Court and free of any restrictions of the Bankruptcy Code or Bankruptcy Rules.

B.	The Wind-Down Debtors

One or more of the Debtors shall continue in existence after the Effective Date, each as a Wind-Down Debtor, for purposes of (1) preserving the Retained Estate Claims and Causes of Action for the benefit of the Wind-Down Beneficiaries, (2) winding down the Debtors’ remaining businesses and affairs as expeditiously as reasonably possible and liquidating any assets held by the Wind-Down Debtors after the Effective Date, (3) resolving any Disputed Claims, (4) paying Allowed Claims for which there is not a Distribution Agent other than the Wind-Down Debtors, (5) filing appropriate tax returns, and (6) administering the Plan in an efficacious manner. The Wind-Down Debtors shall be deemed to be fully bound by the terms of the Plan and the Confirmation Order. Except as otherwise provided in the Plan, the Wind-Down Debtors shall be deemed to be substituted as the party-in-lieu of the Debtors in all matters, including (a) motions, contested matters, and adversary proceedings pending in the Bankruptcy Court, and (b) all matters pending in any courts, tribunals, forums, or administrative proceedings outside of the Bankruptcy Court, in each case without the need or requirement for the Wind-Down Debtors or the Plan Administrator to file motions or substitutions of parties or counsel in each such matter.

Except as otherwise provided in the Plan or the Plan Supplement, or any agreement, instrument, or other document incorporated therein, each Wind-Down Debtor shall continue to exist after the Effective Date as a separate corporate entity, limited liability company, partnership, or other form, as the case may be, with all the powers of a corporation, limited liability company, partnership, or other form, as the case may be, pursuant to the applicable law in the jurisdiction in which each applicable Debtor is incorporated or formed and pursuant to the respective certificate of incorporation and bylaws (or other formation documents) in effect prior to the Effective Date, except to the extent such certificate of incorporation and bylaws (or other formation documents) are amended under the Plan or otherwise, and to the extent such documents are amended, such documents are deemed to be amended pursuant to the Plan and require no further action or approval (other than any requisite filings required under applicable state, provincial, or federal law).

After the Effective Date, one or more of the Wind-Down Debtors may be disposed of, dissolved, wound down, or liquidated without supervision or approval by the Bankruptcy Court and free of any restrictions of the Bankruptcy Code or Bankruptcy Rules.

1.	Wind-Down Debtor Assets

Except as otherwise provided in the Plan or the Plan Supplement, or in any agreement, instrument, or other document incorporated in the Plan, on the Effective Date, pursuant to sections  1141(c) of the Bankruptcy Code, the Wind-Down Debtor Assets, including all Causes of Action (including all Retained Estate Claims and Causes of Action) that are not released, and any property acquired by any of the Debtors under the Plan shall vest in the applicable Wind-Down Debtor, free and clear of all Liens, Claims, Interests, charges, or other encumbrances.

2.	Recourse Solely to Wind-Down Debtor Assets

As of the Effective Date, each Claim against the Debtors shall be deemed satisfied, settled, and released as to the Debtors as provided with respect to each such Claim under this and, except as otherwise set forth in this Plan or other Final Orders of the Bankruptcy Court, any Holder of an Allowed or Disputed Claim against the Debtors will have recourse solely to the assets of the Wind-Down Debtors, including the Wind-Down Reserve, as applicable, for the payment of any such Claim that is Allowed or becomes Allowed in accordance with the Plan and the Plan Administrator Agreement; provided, however, the recovery provided to any Holder of a Claim that is Allowed or becomes Allowed shall be limited to and consistent with the terms of the Plan.

3.	Directors and Officers

On the Effective Date, the terms of the current members of the Surgalign Board shall expire. For the avoidance of any doubt, no current director of the Debtors will remain a director or have any control over the Debtors or the Wind-Down Debtors unless explicitly provided herein or in the Plan Supplement.

The Wind-Down Debtors shall be governed by the Plan Administrator in the same fiduciary capacity as applicable to a board of managers, directors, and officers, subject to the provisions hereof (and all certificates of formation, membership agreements, and related documents deemed amended by the Plan to permit and authorize the same). On the Effective Date, the authority, power, and incumbency of the persons acting as directors and officers of the Wind-Down Debtors shall be deemed to be terminated and such individuals shall be deemed to have resigned, and the Plan Administrator shall be appointed as the sole director and sole officer of the Wind-Down Debtors and shall succeed to the powers of the Wind-Down Debtors’ managers, directors, and officers. From and after the Effective Date, the Plan Administrator shall be the sole representative of, and shall act for, the Wind-Down Debtors as further described in the Plan Administrator Agreement. The Plan Administrator shall use commercially reasonable efforts to operate in a manner consistent with the Wind-Down Budget.

4.	Appointment of Plan Administrator

The Plan Administrator shall be designated by the Committee, after consultation with the Debtors, and shall be identified in the Plan Supplement. The appointment of the Plan Administrator shall be approved in the Confirmation Order, and the Plan Administrator’s duties shall commence as of the Effective Date. The Plan Administrator shall administer the distributions to the Wind-Down Debtor Beneficiaries and shall serve as a representative of the Estates under section 1123(b) of the Bankruptcy Code for the purpose of enforcing Retained Estate Claims and Causes of Action belonging to the Estates that are not released, waived, settled, compromised, or transferred pursuant to the Plan and subject to the limitations set forth in the Plan.

In accordance with the Plan Administrator Agreement, the Plan Administrator shall serve in such capacity through the earlier of (i) the date on which the Wind-Down Debtors are dissolved in accordance with the Plan Administrator Agreement, and (ii) the date on which a Plan Administrator resigns, is terminated, or is otherwise unable to serve; provided, however, that in the event that a Plan Administrator resigns, is terminated, or is otherwise unable to serve, then the Bankruptcy Court, upon the motion of any party-in-interest, including counsel to the Wind-Down Debtors, shall approve a successor to serve as a Plan Administrator.

5.	Responsibilities of Plan Administrator

Responsibilities of the Plan Administrator shall be as identified in the Plan Administrator Agreement and shall include, but are not limited to:

(a)	implementing the orderly wind down of the Debtors’ Estates and making distributions contemplated by the Plan;

(b)	marshalling, marketing for sale, and winding down any of the Debtors’ assets constituting Wind-Down Debtor Assets;

(c)	overseeing the accounts of the Debtors and the Wind-Down Debtors and the wind down and dissolution of the Debtors and the Wind-Down Debtors;

(d)	receiving, maintaining, conserving, supervising, prosecuting, collecting, settling, managing, investing, protecting, and where appropriate, causing the Wind-Down Debtors to abandon the Wind-Down Debtor Assets, including causing the Wind-Down Debtors to invest any moneys held as Wind-Down Debtor Assets;

(e)	opening and maintaining bank accounts on behalf of or in the name of the Debtors or the Wind-Down Debtors, including, in the Plan Administrator’s discretion, separating bank accounts for each of the Debtors;

(f)	entering into any agreement or executing any document or instrument required by or consistent with the Plan, the Confirmation Order, or the Plan Administrator Agreement, and to perform all obligations thereunder;

(g)	collecting and liquidating all Wind-Down Debtor Assets, including the sale of any Wind-Down Debtor Assets;

(h)	protecting and enforcing the rights to the Wind-Down Debtor Assets (including any Retained Estate Claims and Causes of Action) vested in the Wind-Down Debtors and Plan Administrator by the Plan Administrator Agreement by any method deemed appropriate, including, without limitation, by judicial proceedings or otherwise;

(i)	investigating any Wind-Down Debtor Assets, and any other potential Retained Estate Claims and Causes of Action;

(j)	reviewing, reconciling, compromising, settling, objecting, or prosecuting Claims or Interests of any kind (other than Professional Fee Claims);

(k)	seeking the examination of any Person pursuant to Federal Rule of Bankruptcy Procedure 2004;

(l)	retaining professionals, disbursing agents, and other agents, independent contractors, and third parties pursuant to the Plan Administrator Agreement and paying the reasonable compensation thereof;

(m)	paying all lawful expenses, debts, charges, taxes, and other liabilities, and making all other payments relating to the Wind-Down Debtor Assets, solely out of Wind-Down Debtor Assets;

(n)	prosecuting and settling the Retained Estate Claims and Causes of Action and any causes of action not included in the Digital Assets Purchase Agreement or the Hardware Assets Purchase Agreement or released under the Plan;

(o)	reviewing, reconciling, pursuing, commencing, prosecuting, compromising, settling, dismissing, releasing, waiving, withdrawing, abandoning, resolving, or electing not to pursue all Retained Estate Claims and Causes of Action;

(p)	acquiring litigation and other claims related to the Debtors, and prosecuting such claims;

(q)	reviewing and compelling turnover of the Debtors’ or the Wind-Down Debtors’ property;

(r)	calculating and making all Distributions to the Holders of Allowed Claims against each Debtor, as provided for in, or contemplated by, the Plan and the Plan Administrator Agreement;

(s)	establishing, administering, adjusting, and maintaining the Wind-Down Reserve and the Disputed Claims Reserve;

(t)	withholding from the amount distributable to any Person the maximum amount needed to pay any tax or other charge that the Plan Administrator has determined, based upon the advice of his agents or professionals, may be required to be withheld from such Distribution under the income tax or other laws of the United States or of any state or political subdivision thereof;

(u)	in reliance upon the Debtors’ Schedules and the official Claims Register maintained in the Chapter 11 Cases, and where appropriate, allowing or objecting to Claims, and supervising and administering the commencement, prosecution, settlement, compromise, withdrawal, or resolution of all objections to Disputed Claims required to be administered by the Wind-Down Debtors;

(v)	making all tax withholdings, filing tax information returns, filing and prosecuting tax refunds claims, making tax elections by and on behalf of the Debtors or the Wind-Down Debtors, and filing tax returns for the Debtors or the Wind-Down Debtors pursuant to and in accordance with the Plan, and paying taxes, if any, payable for and on behalf of the Debtors or the Wind-Down Debtors, as applicable; provided, however, that notwithstanding any other provision of the Plan Administrator Agreement, the Plan Administrator shall not have any responsibility or personal liability in any capacity whatsoever for the signing or accuracy of the Debtors’ income tax returns that are due to be filed after the Effective Date or for any tax liability related thereto;

(w)	abandoning or donating to a charitable organization qualifying under IRC section 501(c)(3) any Wind-Down Debtor Assets that the Plan Administrator determines to be too impractical to distribute or of inconsequential value;

(x)	seeking a determination of tax liability or refund under section 505 of the Bankruptcy Code;

(y)	establishing reserves for taxes, assessments, and other expenses of administration of the Debtors or the Wind-Down Debtors as may be necessary and appropriate for the proper operation of matters incident to the Debtors or the Wind-Down Debtors;

(z)	paying Wind-Down Debtor Expenses;

(aa)	purchasing and carrying all insurance policies that the Plan Administrator deems reasonably necessary or advisable and paying all associated insurance premiums and costs;

(bb)	undertaking all administrative functions remaining in the Chapter 11 Cases to the extent necessary to carry out the Debtors’, the Wind-Down Debtors’, or the Plan Administrator’s duties under the Plan, including reporting and making required payments of fees to the U.S. Trustee and overseeing the closing of the Chapter 11 Cases;

(cc)	retaining, terminating, appointing, hiring, or otherwise employees, personnel, management, and directors at any of the Debtors to the extent necessary to carry out the purposes of the Plan Administrator Agreement and the Plan, including, without limitation, to address any disputes between the Debtors;

(dd)	exercising, implementing, enforcing, and discharging all of the terms, conditions, powers, duties, and other provisions of the Plan, the Confirmation Order, and the Plan Administrator Agreement; and

(ee)	taking all other actions consistent with the provisions of the Plan and the Plan Administrator Agreement that the Plan Administrator deems reasonably necessary or desirable to administer the Debtors and the Wind-Down Debtors.

6.	Expenses of Wind-Down Debtors

The Wind-Down Debtor Expenses shall be paid from the Wind-Down Debtor Assets and may be paid subject to the Wind-Down Budget.

7.	Insurance; Bond

The Plan Administrator may obtain insurance coverage (in the form of an errors and omissions policy or otherwise) with respect to the liabilities and obligations of the Plan Administrator under the Plan Administrator Agreement. The Plan Administrator shall serve with a bond and the cost and expense of which shall be paid by the Wind-Down Debtors.

8.	Fiduciary Duties of the Plan Administrator

Pursuant hereto and the Plan Administrator Agreement, the Plan Administrator shall act in a fiduciary capacity on behalf of the interests of all Holders of Claims and Interests that will receive Distributions pursuant to Plan.

9.	Privilege; Immunity

Any privilege or immunity attaching to any documents or communications (whether written or oral) including, but not limited to, any attorney-client privilege, work-product privilege, joint interest privilege, or any other evidentiary privileges or immunity, in each case relating to any Retained Estate Claims and Causes of Action held by the Debtors pursuant to applicable federal, state, and other law shall vest in the Wind-Down Debtors as of the Effective Date. The Debtors and the Wind-Down Debtors are authorized to take all necessary actions to effectuate the transfer of such privileges and available defenses, and the Debtors shall transfer any and all prepetition case files and work product from the Debtors’ current and former in-house and outside counsel (or unredacted copies of such files, as appropriate) within thirty (30) days of the Effective Date; provided, for the avoidance of doubt, that such production shall not include (a) any materials relating to the preparation, filing, or prosecution of these chapter 11 cases or (b) any internal communications of any advisors to the Debtors that are Released Parties; provided, further, that notwithstanding the foregoing proviso, the Wind-Down Debtors may request, and such advisors shall provide, any primary documents or final work product identified (in such advisors’ professional judgement) as materially relevant to the prosecution of any claims against Excluded Parties.

No action taken by the Debtors, the Committee, or the Wind-Down Debtors shall be (or be deemed to be) a waiver of any privilege or immunity of the Debtors, the Committee, or the Wind-Down Debtors, including any attorney-client privilege, joint interest privilege, or work product privilege attaching to any documents or communications (whether written or oral).

10.	Liability of Plan Administrator; Indemnification

Neither the Debtors, the Plan Administrator, their respective members, employees, employers, designees or professionals, or any of their duly designated agents or representatives (each, a “Wind-Down Debtor Party” and collectively, the “Wind-Down Debtor Parties”) shall be liable for losses, claims, damages, liabilities or expenses in connection with the affairs of the Wind-Down Debtors or for the act or omission of any other Wind-Down Debtor Party, nor shall the Wind-Down Debtor Parties be liable for any act or omission taken or omitted to be taken pursuant to the discretion, powers and authority conferred, or in good faith believed to be conferred by the Plan Administrator Agreement or the Plan other than for specific acts or omissions resulting from such Wind-Down Debtor Party’s willful misconduct, gross negligence or actual fraud. Subject to the Plan Administrator Agreement, the Plan Administrator shall be entitled to enjoy all of the rights, powers, immunities and privileges applicable to a chapter 7 trustee, and shall be entitled to enjoy all of the rights, powers, immunities and privileges of an official committee of unsecured creditors. The Plan Administrator may, in connection with the performance of its functions, and in its sole and absolute discretion, consult with its attorneys, accountants, financial advisors and agents, and shall not be liable for any act taken, omitted to be taken, or suffered to be done in accordance with advice or opinions rendered by such persons, regardless of whether such advice or opinions are provided in writing. Notwithstanding such authority, the Plan Administrator shall not be under any obligation to consult with its attorneys, accountants, financial advisors or agents, and the Plan Administrator’s determination not to do so shall not result in the imposition of liability on the Plan Administrator or its designees, unless such determination is based on willful misconduct, gross negligence, or actual fraud. The Wind-Down Debtors shall indemnify and hold harmless the Wind-Down Debtor Parties (in their capacity as such), from and against and in respect of all liabilities, losses, damages, claims, costs and expenses (including, without limitation, reasonable attorneys’ fees, disbursements, and related expenses) that such parties may incur or to which such parties may become subject in connection with any action, suit, proceeding or investigation brought by or threatened against such parties arising out of or due to their acts or omissions, or consequences of such acts or omissions, with respect to the administration of the Wind-Down Debtors or the implementation of the Plan or the discharge of their duties hereunder; provided, however, that no such indemnification will be made to such Persons for actions or omissions as a result of willful misconduct, gross negligence, or actual fraud. Persons dealing or having any relationship with the Plan Administrator shall have recourse only to the Wind-Down Debtor Assets and shall look only to the Wind-Down Debtor Assets to satisfy any liability or other obligations incurred by the Wind-Down Debtors to such Person in carrying out the terms of the Plan Administrator Agreement, and the Plan Administrator shall not have any personal obligation to satisfy any such liability. The Plan Administrator shall not be liable whatsoever except for the performance of such duties and obligations as are specifically set forth herein, and no implied covenants or obligations shall be read into the Plan Administrator Agreement against any of them. The Wind-Down Debtors shall promptly pay expenses reasonably incurred by any Wind-Down Debtor Party in defending, participating in, or settling any action, proceeding or investigation in which such Wind-Down Debtor Party is a party or is threatened to be made a party or otherwise is participating in connection with the Plan Administrator Agreement or the duties, acts or omissions of the Plan Administrator or otherwise in connection with the affairs of the Wind-Down Debtors, upon submission of invoices therefor, whether in advance of the final disposition of such action, proceeding, or investigation or otherwise. Each Wind-Down Debtor Party hereby undertakes, and the Wind-Down Debtors hereby accept, his or her undertaking, to repay any and all such amounts so advanced if it shall ultimately be determined that such exculpated party is not entitled to be indemnified therefor under the Plan Administrator Agreement. The foregoing indemnity in respect of any Wind-Down Debtor Party shall survive the termination of such Wind-Down Debtor Party from the capacity for which they are indemnified.

11.	No Liability of the Wind-Down Debtors

On and after the Effective Date, the Wind-Down Debtors shall have no liability on account of any Claims or Interests except as set forth herein and in the Plan Administrator Agreement. All payments and all Distributions made by the Plan Administrator hereunder shall be in exchange for all Claims or Interests against the Debtors.

C.	Sources of Consideration for Plan Distributions

Distributions under the Plan shall be funded by (i) the proceeds of each of the Digital Assets Sale Transaction and the Hardware Assets Sale Transaction, and (ii) the Wind-Down Debtors from the Wind-Down Debtor Assets; provided, however, that Allowed Professional Fee Claims shall be paid from the Professional Fee Escrow Account in the first instance. The Wind-Down Debtor Assets shall be used to pay the Wind-Down Debtor Expenses (including the compensation of the Plan Administrator and any professionals retained by the Wind-Down Debtors), and to satisfy payment of Allowed Claims and Interests as set forth in the Plan.

D.	Wind-Down

On and after the Effective Date, the Plan Administrator will be authorized to implement the Plan and any applicable orders of the Bankruptcy Court, and the Plan Administrator shall have the power and authority to take any action necessary to wind down and dissolve the Wind-Down Debtors’ Estates and to wind down and dissolve any of the non-Debtor subsidiaries.

As soon as practicable after the Effective Date, the Plan Administrator shall: (1) take any actions necessary to wind down the Wind-Down Debtors’ Estates; provided that the Wind-Down Debtors shall not be dissolved until all Causes of Action included in the Retained Estate Claims and Causes of Action Schedule are prosecuted and the conditions precedent to such dissolution are satisfied; and (2) take such other actions as the Plan Administrator may determine to be necessary or desirable to carry out the purposes of the Plan. From and after the Effective Date, except as set forth herein, the Wind-Down Debtors for all purposes (x) shall be deemed to have withdrawn their business operations from any state in which the Wind-Down Debtors were previously conducting, or are registered or licensed to conduct, their business operations, (y) shall not be required to file any document, pay any sum, or take any other action in order to effectuate such withdrawal, and (z) shall not be liable in any manner to any taxing authority for franchise, business, license, or similar taxes accruing on or after the Effective Date.

The filing of the final monthly operating report (for the month in which the Effective Date occurs) and all subsequent quarterly operating reports shall be the responsibility of the Plan Administrator.

E.	Corporate Dissolution

Upon a certification to be filed with the Bankruptcy Court by the Plan Administrator of the Effective Date, all distributions having been made, completion of all of the Plan Administrator’s duties under the Plan (including the conclusion of all litigation being pursued by the Plan Administrator), and entry of a final decree closing the last of the Chapter 11 Cases, the Wind-Down Debtors shall be deemed to be dissolved without any further action by the Wind-Down Debtors, the Plan Administrator, or the Bankruptcy Court, including the filing of any documents with the secretary of state for each state in which the Wind-Down Debtors are formed or any other jurisdiction. The Plan Administrator, however, shall have authority to take all necessary actions to dissolve the Wind-Down Debtors in and withdraw the Wind-Down Debtors from applicable states.

For the avoidance of doubt, notwithstanding the Wind-Down Debtors’ dissolution on or after the Effective Date, the Wind-Down Debtors shall be deemed to remain intact solely with respect to the preparation, filing, review, and resolution of applications for Professional Fee Claims.

To the extent the Wind-Down Debtors have any Cash or other property remaining after the Chapter 11 Cases have been closed and all payments have been made under the Plan (including all payments on account of Allowed Claims and the Plan Administrator’s compensation and reimbursement) and the conclusion of all litigation being pursued by the Plan Administrator, such Cash or other property shall be distributed Pro Rata to the Wind-Down Debtor Beneficiaries, without any further notice to or action, order, or approval of the Bankruptcy Court or any other Entity; provided that if such distributions are, in the Plan Administrator’s reasonable judgment, infeasible to distribute Pro Rata or for any other reason such distributions cannot be effectuated, the Plan Administrator may contribute such amounts to the Bankruptcy Court pursuant to chapter 129 of the Judicial Code.

F.	Corporate Action

Upon the Effective Date, all actions contemplated under the Plan, regardless of whether taken before, on, or after the Effective Date, shall be deemed authorized and approved in all respect.

All matters provided for in the Plan involving the corporate structure of the Debtors or the Wind-Down Debtors, and any corporate, partnership, limited liability company, or other governance action required by the Debtors or the Wind-Down Debtors, as applicable, in connection with the Plan shall be deemed to have occurred and shall be in effect, without any requirement of further action by the equity holders, members, directors, managers, or officers of the Debtors or the Wind-Down Debtors, as applicable. On or (as applicable) prior to the Effective Date, the appropriate officers of the Debtors or the Wind-Down Debtors, as applicable, shall be authorized and (as applicable) directed to issue, execute, and deliver the agreements, documents, securities, and instruments contemplated under the Plan (or necessary or desirable to effect the transactions contemplated under the Plan) in the name of and on behalf of the Wind-Down Debtors. The authorizations and approvals contemplated by this Article VIII shall be effective notwithstanding any requirements under non-bankruptcy law.

G.	Cancellation of Notes, Instruments, Certificates, and Other Documents

On the later of the Effective Date and the date on which Distributions are made pursuant to the Plan (if not made on the Effective Date), except for the purpose of evidencing a right to and allowing Holders of Claims and Interests to receive a Distribution under the Plan or to the extent otherwise specifically provided for in the Plan, the Confirmation Order, or any agreement, instrument, or other document entered into in connection with or pursuant to the Plan (including, without limitation, the Definitive Documents and the Digital Assets Purchase Agreement and the Hardware Assets Purchase Agreement), all notes, bonds, indentures, certificates, securities, shares, purchase rights, options, warrants, collateral agreements, subordination agreements, intercreditor agreements, or other instruments or documents directly or indirectly evidencing, creating, or relating to any indebtedness or obligations of, or ownership interest in, the Debtors, giving rise to any Claims against or Interests in the Debtors or to any rights or obligations relating to any Claims against or Interests in the Debtors shall be deemed cancelled without any need for a Holder to take further action with respect thereto.

H.	Effectuating Documents; Further Transactions

On and after the Effective Date, the Debtors, and its directors, managers, partners, officers, authorized persons, and members thereof, and the Wind-Down Debtors and Plan Administrator are authorized to and may issue, execute, deliver, file, or record such contracts, securities, instruments, releases, and other agreements or documents and take such actions as may be necessary or appropriate to effectuate, implement, and further evidence the terms and conditions of the Plan, the Definitive Documents, the Digital Assets Purchase Agreement, and the Hardware Assets Purchase Agreement in the name of and on behalf of the Debtors and Wind-Down Debtors, without the need for any approvals, authorizations, or consents except for those expressly required under the Plan.

I.	Section 1146(a) Exemption

To the fullest extent permitted by section 1146(a) of the Bankruptcy Code, any transfers (whether from a Debtor to a Wind-Down Debtor or to any other Entity) of property under the Plan, the Definitive Documents, the Digital Assets Purchase Agreement, and the Hardware Assets Purchase Agreement or pursuant to: (1) the issuance, distribution, transfer, or exchange of any debt, equity security, or other interest in the Debtors or the Wind-Down Debtors; (2) the creation, modification, consolidation, termination, refinancing, and/or recording of any mortgage, deed of trust, or other security interest, or the securing of additional indebtedness by such or other means; (3) the making, assignment, or recording of any lease or sublease; or (4) the making, delivery, or recording of any deed or other instrument of transfer under, in furtherance of, or in connection with, the Plan, including any deeds, bills of sale, assignments, or other instrument of transfer executed in connection with any transaction arising out of, contemplated by, or in any way related to the Plan, including the Digital Assets Purchase Agreement and the Hardware Assets Purchase Agreement, shall not be subject to any document recording tax, stamp tax, conveyance fee, intangibles or similar tax, mortgage tax, real estate transfer tax, mortgage recording tax, sales or use tax, Uniform Commercial Code filing or recording fee, regulatory filing or recording fee, or other similar tax or governmental assessment, and upon entry of the Confirmation Order, the appropriate state or local governmental officials or agents shall forgo the collection of any such tax or governmental assessment and accept for filing and recordation any of the foregoing instruments or other documents without the payment of any such tax, recordation fee, or governmental assessment. All filing or recording officers (or any other Person with authority over any of the foregoing), wherever located and by whomever appointed, shall comply with the requirements of section 1146(a) of the Bankruptcy Code, shall forgo the collection of any such tax or governmental assessment, and shall accept for filing and recordation any of the foregoing instruments or other documents without the payment of any such tax or governmental assessment.

J.	Preservation of Rights of Action

In accordance with section 1123(b) of the Bankruptcy Code, each Wind-Down Debtor shall retain, and the Plan Administrator may enforce, all rights to commence and pursue any Retained Estate Claims and Causes of Action, whether arising before or after the Petition Date, as set forth in the Retained Estate Claims and Causes of Action Schedule. The rights of the Plan Administrator to commence, prosecute, or settle the Retained Estate Claims and Causes of Action shall be preserved notwithstanding the occurrence of the Effective Date.

The Plan Administrator may pursue the Retained Estate Claims and Causes of Action, as appropriate, in accordance with the best interests of the Wind-Down Debtor Beneficiaries and in accordance with the Plan Administrator Agreement and the Plan.

In accordance with section 1123(b)(3) of the Bankruptcy Code, any Retained Estate Claims and Causes of Action that a Debtor may hold against any Entity shall vest in the Wind-Down Debtors. The Wind-Down Debtors, through their authorized agents or representatives, shall retain and may exclusively enforce all Retained Estate Claims and Causes of Action. The Wind-Down Debtors and the Plan Administrator, as applicable, shall have the exclusive right, authority, and discretion to determine and to initiate, file, prosecute, enforce, abandon, settle, compromise, release, withdraw, or litigate to judgment any Retained Estate Claims and Causes of Action, or to decline to do any of the foregoing, without the consent or approval of any third party or any further notice to or action, order, or approval of the Bankruptcy Court in accordance with the Plan.

K.	Substantive Consolidation

The Plan serves as a motion by the Debtors seeking entry, pursuant to section 105 of the Bankruptcy Code, of an order authorizing, on the Effective Date, the substantive consolidation of the Debtors’ Estates and all of the debts of all of the Debtors for purposes of classifying and treating all Claims under the Plan, including for voting, confirmation, and distribution purposes. Substantive consolidation will not (i) alter the state of incorporation of any Debtor for purposes of determining applicable law of any of the Causes of Action, including the Retained Estate Claims and Causes of Action, (ii) alter or impair the legal and equitable rights of the Wind-Down Debtors to enforce any of the Causes of Action, including the Retained Estate Claims and Causes of Action, or (iii) otherwise impair, release, discharge, extinguish, or affect any of the Causes of Action, including the Retained Estate Claims and Causes of Action, or issues raised as a part thereof.

If substantive consolidation is ordered as provided herein and in the Confirmation Order, then on and after the Effective Date, all Assets and liabilities of the Debtors shall be treated under the Wind-Down Debtors as though they were merged into the estate of Surgalign Holdings, Inc. for purposes of treatment of and distributions on Claims. All duplicative Claims (identical in both amount and subject matter) filed against more than one of the Debtors shall automatically be disallowed so that only one Claim survives against the consolidated Debtors. Should the Debtors or Wind-Down Debtors, as applicable, so choose, they may file omnibus objections to such duplicative claims to obtain specific orders disallowing such duplicative claims. All guarantees by any Debtor of the obligations of any other Debtor shall be eliminated so that any Claim and any guarantee thereof by any other Debtor, as well as any joint and/or several liability of any Debtor with respect to any other Debtor, shall be treated as one collective obligation of the Debtors. Any alleged defaults under any applicable agreement with the Debtors arising from substantive consolidation under this Plan shall be deemed cured as of the Effective Date.

L.	Access to Purchaser’s Books and Records and Personnel

On and after the Effective Date, the Digital Assets Purchaser and the Hardware Assets Purchaser and their respective subsidiaries shall provide commercially reasonable access to any relevant documents, information, or personnel reasonably requested by the Wind-Down Debtors in connection with carrying out their responsibilities under the Plan and Plan Administrator Agreement, so long as such access is not disruptive to normal business operations. The Digital Assets Purchaser and the Hardware Assets Purchaser shall preserve, for the benefit of the Wind-Down Debtors, all records and documents (including all electronic records or documents) related to any Retained Estate Claims and Causes of Action or Claims against the Debtors’ Estates until such time as the Wind-Down Debtors notify the Digital Assets Purchaser and the Hardware Assets Purchaser in writing that such records are no longer required to be preserved or all necessary and available records and documents have been provided to the Wind-Down Debtors.

M.	Closing the Chapter 11 Cases

Upon the occurrence of the Effective Date, all of the Chapter 11 Cases shall be deemed closed, except for one of the Wind-Down Debtors’ cases, as determined by the Wind-Down Debtors, which shall be designated as the lead case (the “Remaining Case”). All contested matters and adversary proceedings relating to any of the Debtors or the Wind-Down Debtors, as applicable, including objections to Claims, shall be filed, administered, and adjudicated in the Remaining Case without the need to reopen any case.

ARTICLE IX.
Treatment of Executory Contracts and Unexpired Leases

A.	Rejection of Executory Contracts and Unexpired Leases

On the Effective Date, except as otherwise provided herein, each Executory Contract and Unexpired Lease not previously rejected, assumed, or assumed and assigned, including any employee benefit plans, severance plans, and other Executory Contracts under which employee obligations arise, shall be deemed automatically rejected pursuant to sections 365 and 1123 of the Bankruptcy Code effective as of the Confirmation Date, unless such Executory Contract or Unexpired Lease: (a) is subject to a motion to reject, assume, or assume and assign pending as of the Effective Date; (b) is a contract, instrument, release, indenture, or other agreement or document entered into in connection with the Plan; (c) is an Insurance Policy; or (d) is a Digital Assets Sale Transaction Document or Hardware Assets Sale Transaction Document.

B.	Claims Arising from the Rejection of Executory Contracts and Unexpired Leases

Proofs of Claim with respect to Claims arising from the rejection of Executory Contracts or Unexpired Leases pursuant to the Plan, if any, must be filed within thirty (30) days after entry of the Confirmation Order. Any Claims arising from the rejection of an Executory Contract or Unexpired Lease pursuant to this Plan not filed within such time shall be disallowed, forever barred, estopped, and enjoined from assertion, and shall not be enforceable against, as applicable, the Debtors, the Estates, the Wind-Down Debtors, or property of any of the foregoing, without the need for any objection by the Debtors or the Wind-Down Debtors or further notice to, or action, order, or approval of the Bankruptcy Court or any other Entity, and any Claim arising out of the rejection of the Executory Contract or Unexpired Lease shall be deemed fully satisfied, and released, notwithstanding anything in the Schedules, if any, or in the Proof of Claim to the contrary. All Allowed Claims arising from the rejection of any Executory Contract and Unexpired Leases shall constitute and be treated as General Unsecured Claims. Nothing herein shall constitute an extension of any Claims Bar Date otherwise applicable to a Claim arising from an Executory Contract or Unexpired Lease that was previously rejected by the Debtors.

C.	Contracts and Leases Entered into after the Petition Date

Contracts and leases entered into or assumed by the Debtors after the Petition Date that are not assigned to the Digital Assets Purchaser or the Hardware Assets Purchaser (or have not otherwise previously been assigned pursuant to a Final Order prior to the Effective Date) shall be considered repudiated by the Debtors as of the Effective Date, and the counterparties to such contracts, if they believe that such repudiation constitutes a breach of such contract or lease, must file a proof of Claim within thirty (30) days of the Effective Date in accordance with this Plan or have their rights forever satisfied, settled, and released.

D.	Insurance Policies

Notwithstanding anything to the contrary in the Plan Documents, any bar date notice or claim objection, any other document related to any of the foregoing or any other order of the Bankruptcy Court (including, without limitation, any other provision that purports to be preemptory or supervening, grants an injunction, discharge or release, confers Bankruptcy Court jurisdiction, or requires a party to opt out of any releases):

(a)	on the Effective Date, the Wind-Down Debtors shall be deemed to have assumed all Insurance Policies which identify any of the Debtors as first named insureds or as a counterparty thereto in their entireties pursuant to sections 105 and 365 of the Bankruptcy Code;

(b)	on and after the Effective Date, notwithstanding Article IX.C. of the Plan, all of the Insurance Policies shall vest in the Wind-Down Debtors and the Wind-Down Debtors shall become and remain liable in full for all of their and the Debtors’ obligations under the Insurance Policies, regardless of whether such obligations arise before or after the Effective Date, without the need or requirement for Insurers to file or serve any objection to a proposed Cure Claim or a request, application, Claim, Proof of Claim, Cure Claim, motion for payment or allowance of any Administrative Claim, or a motion referenced in Article X.R. of the Plan;

(c)	other than assumption of the Insurance Policies by the Wind-Down Debtors, which shall be allowed, all Insurance Policies, the terms and conditions thereof and all legal, equitable or contractual rights, obligations, and defenses of the Insurers, the Debtors (or, after the Effective Date, the Wind-Down Debtors), and any other individual or entity, as applicable, under any Insurance Policies, whether arising before or after the Effective Date, shall survive and shall not be amended, modified, waived, released, discharged or impaired in any respect, and all such rights and obligations shall be determined under the Insurance Policies and applicable non-bankruptcy law as if the Chapter 11 Cases had not occurred;

(d)	other than assumption of the Insurance Policies by the Wind-Down Debtors, which shall be allowed, nothing shall permit or otherwise effectuate a sale, assignment or other transfer of any Insurance Policy and/or any rights, benefits, claims, proceeds, rights to payment, or recoveries under and/or relating to any Insurance Policy without the prior express written consent of the applicable Insurer; and

(e)	the automatic stay of section 362(a) of the Bankruptcy Code and the injunctions set forth in Article XII of the Plan, if and to the extent applicable, shall be deemed lifted without further order of this Bankruptcy Court, solely to permit: (i) claimants with valid workers’ compensation claims or direct action claims against an Insurer under applicable non-bankruptcy law to proceed with their claims; (ii) the Insurers to administer, handle, defend, settle, and/or pay, in the ordinary course of business and without further order of this Bankruptcy Court, (x) workers’ compensation claims, (y) claims where a claimant asserts a direct claim against any Insurer under applicable non-bankruptcy law, or an order has been entered by this Bankruptcy Court granting a claimant relief from the automatic stay or the injunctions set forth in Article XII of the Plan to proceed with its claim, and (z) all costs in relation to each of the foregoing; and (iii) subject to and in accordance with the terms and conditions of the Insurance Policies, including any applicable notice periods thereunder, the Insurers to cancel any Insurance Policies and take other actions relating to the Insurance Policies (including effectuating a setoff).

Subject to the occurrence of the Effective Date, the entry of the Confirmation Order shall constitute both approval of the foregoing assumption of Insurance Policies pursuant to sections 105 and 365 of the Bankruptcy Code and a finding by the Bankruptcy Court that such assumption is in the best interests of the Estates. Each applicable Insurer is prohibited from, and the Confirmation Order shall include an injunction against, denying, refusing, altering or delaying coverage on any basis regarding or related to the Chapter 11 Cases, this Plan or any provision within this Plan, including the treatment or means of liquidation set out within this Plan for any insured Claims or Causes of Action. Nothing in this Plan shall impair the rights and obligations of the Wind-Down Debtors with respect to (or affect the coverage under) any D&O Liability Insurance Policy that provides liability coverage for officers, directors, and other fiduciaries of the Debtors and their Affiliates.

Notwithstanding the foregoing, before the Petition Date, the Debtors obtained the D&O Liability Insurance Policies for their current and former directors, officers, and managers. After the Effective Date, all members, managers, directors, and officers of the Debtors who served in such capacity at any time prior to the Effective Date shall be entitled to the full benefits of any such D&O Liability Insurance Policies for the full term of such policy, subject to and in accordance with the terms and conditions of such D&O Liability Insurance Policies in all respects, and the Plan Administrator’s management of the D&O Liability Insurance Policies shall not affect the rights of (i) Entities covered by the D&O Liability Insurance Policies to pursue coverage under such policies or (ii) Entities eligible to recover from the D&O Liability Insurance Policies to pursue recovery from such policies. All such Entities’ respective rights and priorities are undisturbed by this Plan.

E.	Warranties

Notwithstanding the rejection of any of the Debtors’ Executory Contracts under this Plan or by separate motion, the Debtors and the Wind-Down Debtors, as applicable, shall retain and be entitled to enforce any warranties provided to, or for the benefit of, the Debtors under applicable federal or state law; provided, however, for the avoidance of doubt, that the foregoing does not include any warranties provided to, or for the benefit of, the Debtors pursuant to any contract that has been assumed and assigned (other than to the Wind-Down Debtors) by order entered by the Bankruptcy Court on or before the Effective Date. For the avoidance of doubt, the Debtors are not assuming any warranty obligations of the Debtors or otherwise provided by the Debtors under any Executory Contract that is rejected pursuant to this Plan or otherwise rejected in the Chapter 11 Cases.

F.	Reservation of Rights

Nothing contained in the Plan or the Plan Supplement shall constitute an admission by the Debtors or any other party that any contract or lease is in fact an Executory Contract or Unexpired Lease or that any Debtor or Wind-Down Debtor has any liability thereunder. If there is a dispute regarding whether a contract or lease is or was executory or unexpired at the time of assumption or rejection, the Wind-Down Debtors shall have forty-five (45) days following entry of a Final Order resolving such dispute to alter the treatment of such contract or lease.

ARTICLE X.
Provisions Governing Distributions

A.	Distributions on Account of Claims Allowed as of the Effective Date

Except as otherwise provided in this Article X, Distributions to be made on the Effective Date to Holders of Allowed Claims shall be deemed made on the Effective Date if made on the Effective Date or as promptly thereafter as practicable. In the event a Distribution shall be due on a day other than a Business Day, such Distribution shall instead be made on the immediately succeeding Business Day, but shall be deemed to have been made on the date otherwise due. Except as otherwise provided in the Plan, Holders of Claims shall not be entitled to interest, dividends, or accruals on Distributions, regardless of whether such Distributions are delivered on or at any time after the Effective Date.

B.	Distribution Agent

All Distributions shall be made by the Distribution Agent. The Distribution Agent may serve without bond. The Distribution Agent shall be empowered to: (a) make all Distributions contemplated in this Plan; (b) effectuate all actions and execute all agreements, instruments and other documents necessary to perform its duties under this Plan; (c) employ or contract with other entities to assist in or make the Distributions; and (d) exercise such other powers as may be vested in the Distribution Agent by order of the Bankruptcy Court, pursuant to this Plan, the Plan Administrator Agreement, or as deemed by the Distribution Agent to be necessary and proper to implement the provisions hereof.

Except as otherwise ordered by the Bankruptcy Court, the amount of any reasonable fees and out-of-pocket expenses incurred by the Distribution Agent on or after the Effective Date (including taxes) and any reasonable compensation to the Distribution Agent for services rendered shall be paid in Cash by the Wind-Down Debtors from the Wind-Down Debtor Assets.

Except on account of gross negligence or willful misconduct, the Distribution Agent shall have no (a) liability to any party for actions taken in accordance with this Plan or in reliance upon information provided to it in accordance with this Plan or (b) obligation or liability to any party who does not hold a Claim against the Debtors or who does not otherwise comply with the terms of this Plan.

C.	Disputed Claims Reserves

On the Effective Date or as soon thereafter as is practicable, the Wind-Down Debtors shall establish and administer Disputed Claims Reserves for each Class or category, in the case of unclassified Claims, of Disputed Claims in accordance with the Plan Administrator Agreement. The Wind-Down Debtors shall reserve, in Cash and Wind-Down Debtor Assets, as applicable, the amount the Wind Down Debtor reasonably estimates to be necessary to fund the Pro Rata share of Distributions that such Disputed Claim would receive if it were ultimately determined to be an Allowed Claim (or such lesser amount as may be determined or estimated by the Bankruptcy Court after notice and a hearing) with respect to each such Disputed Claim. For the avoidance of doubt, the Wind-Down Debtors may administer the Disputed Claims Reserves by book entry.

The Wind-Down Debtors shall be empowered to establish and maintain one or more Disputed Claims Reserves in their sole discretion. To the extent that the property placed in a Disputed Claims Reserve consists of Cash, that Cash shall be deposited in an interest-bearing account. Property in the Disputed Claims Reserves shall be held in trust for the benefit of the Holders of Claims ultimately determined to be Allowed in each applicable Class. Each Disputed Claims Reserve shall be closed by the Wind-Down Debtors when all Distributions required to be made under this Plan to the Holders of Claims in the applicable Class will have been made in accordance with the terms of this Plan. Upon closure of a Disputed Claims Reserve, all Cash (including any investment yield on the Cash) and other property held in that Disputed Claims Reserve shall be distributed in accordance with this Plan or the Plan Administrator Agreement, as applicable.

D.	Special Rules for Distributions to Holders of Disputed Claims

Notwithstanding any provision otherwise in the Plan and except as otherwise agreed by the relevant parties, no partial payments and no partial Distributions shall be made with respect to a Disputed Claim until all disputes in connection with such Disputed Claim have been resolved by settlement or Final Order.

On the Distribution Date that is at least thirty (30) days after a Disputed Claim becomes an Allowed Claim (or such lesser period as the Distribution Agent may determine), the Holder of such Claim shall receive any Distribution to which such Holder would have been entitled under the Plan as of the Effective Date (including any Distribution such Holder would have been entitled to on the Distribution Date on which such Holder is receiving its initial Distribution) if such claim had been Allowed as of the Effective Date, without any interest to be paid on account of such Claim.

E.	Delivery of Distributions

Distributions to Holders of Allowed Claims will be made by a Distribution Agent: (a) at the addresses set forth on the respective Proofs of Claim filed by Holders of such Claims or request for payment of Administrative Claim, as applicable; (b) at the address for a Claim transferee set forth in a valid and timely notice of transfer of Claim filed with the Bankruptcy Court; (c) at the addresses set forth in any written notice of address change filed with the Bankruptcy Court or delivered to the Distribution Agent after the date of filing of any related Proof of Claim; (d) at the addresses reflected in the Debtors’ Schedules or otherwise in the Debtors’ books and records if no Proof of Claim has been filed and the Distribution Agent has not received a written notice of a change of address; or (e) if clauses (a) through (d) are not applicable, at the last address directed by such Holder after such Claim becomes an Allowed Claim.

F.	Undeliverable and Unclaimed Distributions Held by Distribution Agent

1.	Holding of Undeliverable Distributions

If any Distribution to a Holder of an Allowed Claim is returned to the Distribution Agent as undeliverable, no further Distributions will be made to such Holder unless and until the Distribution Agent is notified by written certification of such Holder’s then-current address. Nothing contained in the Plan shall require the Distribution Agent to attempt to locate any Holder of an Allowed Claim.

2.	After Distributions Become Deliverable

On each Distribution Date, the Distribution Agent will make all Distributions that became deliverable to Holders of Allowed Claims after the most recent Distribution Date; provided, however, that the Distribution Agent, in its sole discretion, may establish a record date prior to each Distribution Date, such that only Claims Allowed as of the record date will participate in such periodic Distribution. Notwithstanding the foregoing, the applicable Distribution Agent reserves the right to postpone a Distribution Date, if it determines a Distribution on any Distribution Date is uneconomical or unfeasible, or is otherwise unadvisable.

3.	Failure to Claim Undeliverable Distributions

Any Holder of an Allowed Claim that does not assert its right to an undeliverable Distribution prior to the date that is six months after the Distribution Date will be forever barred from asserting any such Claim against the Debtors, the Estates, the Wind-Down Debtors, and their respective property. In such cases, (a) the undeliverable Distributions shall be deemed to be unclaimed property under section 347(b) of the Bankruptcy Code and vest in the Wind-Down Debtors, (b) the Allowed Claims with respect to such Distributions shall be automatically cancelled, (c) the right of the Holders entitled to those Distributions shall be forever barred, and (d) the undeliverable Distributions shall be reserved or distributed in accordance with the Plan and the Plan Administrator Agreement.

G.	Distribution Record Date

As of 5:00 p.m. (prevailing Central Time) on the Distribution Record Date, the transfer registers for Claims shall be closed. The Distribution Agent shall have no obligation to recognize the transfer or sale of any Claim that occurs after such time on the Distribution Record Date and shall be entitled for all purposes herein to recognize and make Distributions only to those Holders who are Holders of Claims as of 5:00 p.m. (prevailing Central Time) on the Distribution Record Date.

Except as otherwise provided in a Final Order of the Bankruptcy Court, the transferees of Claims that are transferred pursuant to Bankruptcy Rule 3001 on or prior to 5:00 p.m. (prevailing Central Time) on the Distribution Record Date shall be treated as the Holders of such Claims for all purposes, notwithstanding that any period provided by Bankruptcy Rule 3001 for objecting to such transfer has not expired by the Distribution Record Date. For the avoidance of doubt, the Distribution Record Date shall not apply to publicly traded securities, which shall receive distributions in accordance with the applicable procedures of The Depository Trust Company, if applicable.

H.	Time Bar to Cash Payments

Checks issued in respect of Allowed Claims shall be null and void if not negotiated within 120 days after the date of issuance thereof. Requests for reissuance of any voided check shall be made directly to the Wind-Down Debtors by the Holder of the Allowed Claim to whom such check was originally issued. If any Holder of an Allowed Claim holding an un-negotiated check does not request reissuance of that check within six months after the date the check was mailed or otherwise delivered to the Holder, the entitlement of the Holder regarding such un-negotiated check and the funds represented thereby shall be released and the Holder thereof shall be forever barred, estopped and enjoined from asserting any claim with respect to such un-negotiated check and the funds represented thereby against any of the Debtors or the Wind-Down Debtors. In such cases, any Cash held for payment on account of such un-negotiated check shall be deemed to be unclaimed property under section 347(b) of the Bankruptcy Code and shall vest in the Wind-Down Debtors and be deemed to be a Wind-Down Debtor Assets.

I.	Manner of Payment

Unless a Holder of an Allowed Claim and the Distribution Agent otherwise agree, any Distribution to be made in Cash shall be made, at the election of the Distribution Agent, by check drawn on a domestic bank or by wire transfer from a domestic bank. Cash payments to foreign creditors may, in addition to the foregoing, be made at the option of the Distribution Agent in such funds and by such means as are necessary or customary in a particular foreign jurisdiction.

J.	Fractional Distributions

Whenever any payment of Cash of a fraction of a dollar pursuant to the Plan would otherwise be required, the actual payment shall reflect a rounding of such fraction to the nearest whole dollar (up or down), with half dollars or less being rounded down.

K.	Foreign Currency Exchange Rate

Except as otherwise provided in a Bankruptcy Court order, as of the Effective Date, any Claim asserted in currency other than U.S. dollars shall be automatically deemed converted to the equivalent U.S. dollar value using the exchange rate for the applicable currency as published in The Wall Street Journal, National Edition, on the Effective Date.

L.	De Minimis Distributions

The Plan Administrator Agreement shall set forth the minimum threshold for making a Cash distribution and provide additional details as necessary regarding any de minimis distributions.

M.	No Postpetition Interest on Claims

Unless otherwise specifically provided for in the Plan or the Confirmation Order, or required by applicable bankruptcy and non-bankruptcy law, postpetition interest shall not accrue or be paid on any Claims, including any Disputed Claims, against the Debtors, and no Holder of a Claim against the Debtors shall be entitled to interest accruing on or after the Petition Date on any such Claim.

N.	Allocation Between Principal and Accrued Interest

To the extent that any Allowed Claim entitled to a Distribution from Wind-Down Debtor Assets consists of indebtedness and other amounts (such as accrued but unpaid interest thereon), such Distribution shall be allocated first to the principal amount of the Claim (as determined for federal income tax purposes) and then, to the extent the consideration exceeds the principal amount of the Claim, to such other amounts, if any.

O.	Single Satisfaction

In no case shall the aggregate value of all property received or retained under the Plan on account of any Allowed Claim exceed 100 percent of the underlying Allowed Claim plus applicable interest, if any.

P.	Compliance with Tax Requirements

In connection with this Plan, to the extent applicable, the Distribution Agent shall comply with all tax withholding and reporting requirements imposed on them by any Governmental Unit, and all Distributions shall be subject to such withholding and reporting requirements. Notwithstanding any provision in this Plan to the contrary, the Distribution Agent shall be authorized to take all actions necessary or appropriate to comply with such withholding and reporting requirements, including liquidating a portion of the Distribution to generate sufficient funds to pay applicable withholding taxes, withholding Distributions pending receipt of information necessary to facilitate such Distributions or establishing any other mechanisms the Distribution Agent believes are reasonable and appropriate. The Distribution Agent shall have the right to allocate all Distributions in compliance with applicable wage garnishments, alimony, child support and other spousal awards, liens and encumbrances.

The Distribution Agent may require, as a condition to receipt of a Distribution, that the Holder of an Allowed Claim provide any information necessary to allow the Distribution Agent to comply with any such withholding and reporting requirements imposed by any federal, state, local, or foreign taxing authority. If the Distribution Agent makes such a request and the Holder fails to comply before the date that is 180 days after the request is made or such later date agreed to by the Distribution Agent in writing in its discretion, then the Distribution Agent, in its sole discretion, may (a) make a Distribution net of any applicable withholding, or (b) determine that such Holder shall be deemed to have forfeited the right to receive any Distribution, in which case, any such Distribution shall revert to the Debtors or the Wind-Down Debtors, as applicable, for Distribution on account of other Allowed Claims and the Claim of the Holder originally entitled to such Distribution shall be waived, and forever barred without further order of the Bankruptcy Court. Any amounts withheld pursuant to the Plan shall be deemed to have been distributed to and received by the applicable recipient for all purposes of the Plan. Notwithstanding the above, each Holder of an Allowed Claim that is to receive a Distribution shall have the sole and exclusive responsibility for the satisfaction and payment of any tax obligations imposed on such Holder by any Governmental Unit, including income, withholding, and other tax obligations, on account of such Distribution.

Q.	Claims Paid or Payable by Third Parties

1.	Claims Paid by Third Parties

To the extent that the Holder of an Allowed Claim receives payment on account of such Claim by an Entity other than the Distribution Agent, the Wind-Down Debtors shall be authorized to reduce, for the purposes of Distribution, the Allowed amount of such Claim by the amount of such third-party payment, and such Claim shall be disallowed or deemed satisfied, as applicable, to the extent of such third-party payment without an objection having to be filed and without any further notice to or action, order or approval of the Bankruptcy Court. Any Holder of a Claim that receives full or partial payment on account of such Claim from an Entity that is not the Distribution Agent shall provide notice of the date and amount of such payment to the Wind-Down Debtors within five (5) Business Days of receipt of such payment. Such Holder shall repay, return, or deliver to the Wind-Down Debtors any Distribution received on account of the portion of its Claim that was satisfied by such third-party payment.

2.	Claims Payable by Insurance

No Distribution shall be made on account of an Allowed Claim that is payable pursuant to one of the Insurance Policies until the Holder of such Allowed Claim has exhausted all remedies with respect to such Insurance Policy. To the extent that one or more of the Insurers agrees to satisfy in full or in part a Claim (if and to the extent adjudicated by a court of competent jurisdiction or otherwise settled), then immediately upon such Insurers’ agreement, such Claim may be expunged to the extent of any agreed upon satisfaction on the Claims Register by the Claims and Noticing Agent without a Claims objection having to be filed and without any further notice to or action, order, or approval of the Bankruptcy Court.

3.	Applicability of Insurance Policies

Except as otherwise provided herein, payments on account of Claims covered by Insurance Policies shall be in accordance with the provisions of any applicable Insurance Policy and applicable law. Except as otherwise expressly provided herein, nothing contained in the Plan shall constitute or be deemed a waiver of any Cause of Action that the Debtors, the Wind-Down Debtors, or any Entity may hold against any other Entity, including Insurers, under any Insurance Policy, nor shall anything contained herein constitute or be deemed a waiver by such Insurers of any defenses, including coverage defenses, held by such Insurers.

To the extent that any creditor or party-in-interest has a Claim against the Debtors that may be covered by an Insurance Policy, and to the extent that such Insurance Policy has a self-insured retention, the creditor shall have a General Unsecured Claim or an Administrative Claim, depending on whether the Claim arose prior to or after the Petition Date, against the Estates up to the amount of such self-insured retention. Except as set forth in Article IX.D., nothing herein relieves any creditor other than an Insurer from being required to file a Claim by the applicable Claims Bar Date to receive a payment or distribution from the Debtors’ Estates.

R.	Setoffs and Recoupments

Except as otherwise expressly provided herein, the Debtors and the Wind-Down Debtors may, but shall not be required to, set off against or recoup from any Claims of any nature whatsoever that the Debtors or the Wind-Down Debtors may have against the Holder, but neither the failure to do so nor the Allowance of any Claim hereunder shall constitute a waiver or release by the Debtors or the Wind-Down Debtors of any such Claim they may have against the Holder of such Claim. In no event shall any Holder of Claims be entitled to set off any such Claim against any claim, right, or Cause of Action of the Debtor or the Wind-Down Debtors, as applicable, unless (a) the Debtors, prior to the Effective Date, or the Wind-Down Debtors, on or after the Effective Date, have consented; or (b) notwithstanding any indication in any Proof of Claim or otherwise that such Holder asserts, has, or intends to preserve any right of setoff pursuant to section 553 of the Bankruptcy Code or otherwise, such Holder has filed a motion with the Bankruptcy Court requesting the authority to perform such setoff on or before the Confirmation Date and a Final Order granting such motion has been entered.

S.	Securities Law Matters

The offering, issuance, or distribution of the Wind-Down Debtor Assets or any units or other beneficial interests in the Wind-Down Debtors in accordance with the Plan is exempt from the provisions of Section 5 of the Securities Act and any state or local law requiring registration for the offer, issuance, or distribution of a security by reason of section 1145(a) of the Bankruptcy Code.

T.	Administration of Taxes

The Wind-Down Debtors shall prepare and file (or cause to be prepared and filed) on behalf of the Debtors all tax returns, reports, certificates, forms, or similar statements or documents (collectively, “Tax Returns”) required to be filed or that the Wind-Down Debtors otherwise deem appropriate, including the filing of amended tax returns or requests for refunds, for all taxable periods ending on, prior to, or after the Effective Date.

Subject to the Plan Administrator Agreement, the Wind-Down Debtors shall have the sole right, at its expense, to control, conduct, compromise, and settle any tax contest, audit, or administrative or court proceeding relating to any liability for taxes of the Debtors and shall be authorized to respond to any tax inquiries relating to the Debtors.

ARTICLE XI.
Procedures for RESOLVING Disputed Claims and Interests

A.	Allowance of Claims

After the Effective Date, the Wind-Down Debtors shall have any and all rights and defenses that the Debtors had with respect to any Claim immediately before the Effective Date, except with respect to any Claim deemed Allowed or satisfied, settled, and released under this Plan. All settled Claims approved prior to the Effective Date pursuant to a Final Order of the Bankruptcy Court pursuant to Bankruptcy Rule 9019 or otherwise shall be binding on all parties.

Any Claim that has been listed in the Schedules as disputed, contingent or unliquidated, and for which no proof of Claim has been timely filed by the applicable Claims Bar Date, is not considered Allowed and shall be expunged without further action and without any further notice to or action, order or approval of the Bankruptcy Court.

B.	Prosecution and Settlement of Disputed Claims

Except as otherwise specifically provided in this Plan, the Debtors, before the Effective Date, and the Wind-Down Debtors, after the Effective Date, subject to the Plan Administrator Agreement, shall have the sole authority to: (a) file, withdraw or litigate to judgment, objections to Claims; (b) settle or compromise any Disputed Claim without any further notice to or action, order or approval by the Bankruptcy Court (other than a Professional Fee Claim); and (c) direct the Claims and Noticing Agent to adjust the claims register to reflect any such resolutions without any further notice to or action, order, or approval by the Bankruptcy Court.

Objections to Claims and Interests must be filed and served by no later than the Claims Objection Deadline (subject to such being extended by an order of the Bankruptcy Court). For the avoidance of doubt, the Claims Objection Deadline may be extended on multiple occasions.

C.	Amendments to Proofs of Claim

On or after the Effective Date, except as provided in the Plan or the Confirmation Order, a Claim or Proof of Claim may not be amended without the prior authorization of the Bankruptcy Court or the Wind-Down Debtors, and any such amended Claim or Proof of Claim filed after the Effective Date without proper authorization by the Bankruptcy Court shall be deemed disallowed in full and expunged without any further action or notice to the Bankruptcy Court; provided, that the filing of an unauthorized amendment shall not affect the underlying Claim or Proof of Claim. Nothing in this paragraph shall remove any claimant’s ability to seek leave from the Bankruptcy Court to amend a Claim or Proof of Claim.

D.	Pending Objections

To the extent the Debtors have filed objections to Claims that remain pending as of the Effective Date, the Wind-Down Debtors shall be substituted as the objecting party without further action of the parties or order of the Bankruptcy Court. To the extent the Debtors have filed objections to claims assumed by the Digital Assets Purchaser or the Hardware Assets Purchaser under the Digital Assets Purchase Agreement or the Hardware Assets Purchase Agreement that remain pending as of the Effective Date, the Digital Assets Purchaser or the Hardware Assets Purchaser shall be substituted as the objecting party without further action of the parties or order of the Bankruptcy Court; provided that the Debtors’ and the Wind-Down Debtors’ rights to argue that a Claim is a claim assumed by the Digital Assets Purchaser or the Hardware Assets Purchaser under the Digital Assets Purchase Agreement or the Hardware Assets Purchase Agreement for which the Digital Assets Purchaser or the Hardware Assets Purchaser is liable are reserved.

To facilitate the efficient resolution of Disputed Claims, the Wind-Down Debtors shall, notwithstanding Bankruptcy Rule 3007(c), be permitted to File omnibus objections to Claims.

The Debtors and the Wind-Down Debtors, as applicable, will have the authority to amend the Schedules with respect to any Claim and to make distributions based on such amended Schedules (if no Proof of Claim is timely Filed in response thereto) without approval of the Bankruptcy Court. If any such amendment to the Schedules reduces the amount of a Claim or changes the nature or priority of a Claim, the Debtors or the Wind-Down Debtors, will provide the Holder of such Claim with notice of such amendment and such parties will have thirty (30) days to File an objection to such amendment in the Bankruptcy Court.

E.	Claims Assumed by Purchaser

Any Proof of Claim or request for payment of any claim, including an Administrative Claim, that has been filed with respect to a claim that is assumed by the Digital Assets Purchaser or the Hardware Assets Purchaser, as applicable, pursuant to the Digital Assets Purchase Agreement or the Hardware Assets Purchase Agreement shall be deemed to be an asserted obligation of the Digital Assets Purchaser or the Hardware Assets Purchaser and disallowed as against the Debtors, the Estates and the Wind-Down Debtors without further action of the parties or the Bankruptcy Court. Notwithstanding anything to the contrary in this Plan, the Digital Assets Purchaser or the Hardware Assets Purchaser shall have (a) any and all rights and defenses that the Debtors had with respect to any such claim immediately prior to the closing date of the applicable sale, and (b) the sole authority to (i) file, withdraw or litigate to judgment objections to such claims; provided, that the Debtors and the Wind-Down Debtors, as applicable, shall be authorized to file objections to any claims that are assumed by the Digital Assets Purchaser or the Hardware Assets Purchaser pursuant to the Digital Assets Purchase Agreement or the Hardware Assets Purchase Agreement on the basis that such liabilities are not obligations of the Debtors or the Wind-Down Debtors, and (ii) settle or compromise any claims that are assumed by the Digital Assets Purchaser or the Hardware Assets Purchaser pursuant to the Digital Assets Purchase Agreement or the Hardware Assets Purchase Agreement without any further notice to or action, order or approval by the Bankruptcy Court.

F.	Adjustment to Claims Without Objection

Any duplicate Claim or Interest or any Claim or Interest that has been paid, satisfied, amended, or superseded may be adjusted or expunged on the Claims Register by the Debtors, prior to the Effective Date, or the Wind-Down Debtors, on or after the Effective Date, without having to file an application, motion, complaint, objection, or any other legal proceeding seeking to object to such Claim or Interest and without any further notice to or action, order, or approval of the Bankruptcy Court.

G.	Claims Subject to Pending Actions

Except as otherwise provided in this Plan, any Claims held by Entities against which the Debtors, the Committee, the Wind-Down Debtors or another party in interest files a complaint constituting an Avoidance Action, shall be deemed Disputed Claims pursuant to section 502(d) of the Bankruptcy Code. Holders of such Claims may not receive any Distributions on account of such Claims until such time as such Causes of Action against that Entity have been settled or a Bankruptcy Court order with respect thereto has been entered and all sums due as a result, if any, have been turned over by that Entity to the Wind-Down Debtors.

H.	Estimation of Claims

The Debtors, prior to the Effective Date, and the Wind-Down Debtors, on or after the Effective Date, may, at any time, request that the Bankruptcy Court estimate any Disputed Claim pursuant to section 502(c) of the Bankruptcy Code regardless of whether any Party previously objected to such Claim or whether the Bankruptcy Court has ruled on any such objection. In the event that the Bankruptcy Court estimates any Disputed Claim, that estimated amount will constitute the maximum limitation on such Claim for all purposes under the Plan (including for purposes of Distribution) until the resolution of any such Disputed Claim. All of the objection, estimation, settlement and resolution procedures set forth in the Plan are cumulative and not necessarily exclusive of one another. Claims may be estimated and subsequently compromised, settled, withdrawn or resolved by any mechanism approved by the Bankruptcy Court.

I.	Disallowance of Claims and Interests

Except as provided herein or otherwise agreed, any and all Proofs of Claim filed after the applicable Claims Bar Date shall be deemed disallowed and expunged as of the Effective Date without any further notice to or action, order, or approval of the Bankruptcy Court, and Holders of such Claims may not receive any Distributions on account of such Claims, unless such late filed Claim has been deemed timely filed by a Final Order at or before the Confirmation Hearing.

ARTICLE XII.
Release, Injunction, and Related Provisions

A.	General Settlement of Claims and Interests

Pursuant to section 1123 of the Bankruptcy Code and Bankruptcy Rule 9019 and in consideration for the Distributions and other benefits provided pursuant to the Plan, the Plan is and shall be deemed a good-faith compromise and settlement of all Claims, Interests, and controversies relating to the contractual, legal, and subordination rights that a Holder of a Claim or Interest may have with respect to any Allowed Claim or Interest, or any Distribution to be made on account of such Allowed Claim or Interest other than with respect to any Retained Estate Claims and Causes of Action. The entry of the Confirmation Order shall constitute the Bankruptcy Court’s approval of the compromise or settlement of all such Claims, Interests, and controversies (other than Retained Estate Claims and Causes of Action), as well as a finding by the Bankruptcy Court that such compromise or settlement is in the best interests of the Debtors, their Estates, and Holders of applicable Claims and Interests and is fair, equitable, and reasonable. The compromises, settlements, and releases described herein shall be deemed non-severable from each other and from all other terms of the Plan. Notwithstanding any other provision of this Plan, the Debtors shall not receive a discharge pursuant to section 1141(d)(3) of the Bankruptcy Code.

B.	Releases by the Debtors

Except as otherwise specifically provided in the Plan, as of the Effective Date, pursuant to section 1123(b) of the Bankruptcy Code, for good and valuable consideration, the adequacy of which is hereby confirmed, each Released Party is, and is deemed to be, hereby conclusively, absolutely, unconditionally, irrevocably, and forever released by the Debtors and their Estates, and any and all other Entities who may purport to assert any Claims or Causes of Action, directly or derivatively, by, through, for, or because of the Debtors or their Estates, from any and all Claims, Interests, obligations, rights, suits, damages, Causes of Action, remedies, and liabilities whatsoever, including any derivative claims, asserted or assertable on behalf of the Debtors or their Estates, as applicable, whether known or unknown, foreseen or unforeseen, matured or unmatured, existing or hereafter arising, contingent or noncontingent, in law, equity, contract, tort or otherwise, that the Debtors or their Estates would have been legally entitled to assert in their own right (whether individually or collectively) or on behalf of the Holder of any Claim against, or Interest in, a Debtor, the Estates, or other Entity, based on or relating to, or in any manner arising from, in whole or in part, the Debtors (including management, ownership, or operation thereof), the Debtors’ in- or out-of-court restructuring efforts, intercompany transactions, the Chapter 11 Cases, the formulation, preparation, dissemination, negotiation, filing, pursuit, performance, or consummation of the Chapter 11 Cases (including, without limitation, any payments, distributions or transfers in connection therewith), the Plan and Disclosure Statement, the Digital Assets Sale Transaction, the Digital Assets Sale Transaction Documents, the Hardware Assets Sale Transaction, the Hardware Assets Sale Transaction Documents, or any contract, instrument, release, or other Plan Document, agreement, or document created or entered into in connection with the Plan and Disclosure Statement, the Chapter 11 Cases, the Digital Assets Sale Transaction, the Hardware Assets Sale Transaction, Confirmation, or Consummation, the administration and implementation of the Plan, including the distribution of property under the Plan or any other related agreement, any payments, distributions or transfers made by the Debtors during the Chapter 11 Cases, any settlement or agreement in the Chapter 11 Cases or upon the negotiations regarding or concerning any of the foregoing or any other act or omission, transaction, agreement, event, or other occurrence relating to the foregoing taking place on or before the Effective Date. Notwithstanding anything to the contrary in the foregoing, the releases set forth in this Article XII.B do not release: (a) any post-Effective Date obligations of any party or Entity under the Plan or any document, instrument, or agreement (including those set forth in the Plan Supplement) executed to implement the Plan; or (b) any rights or obligations under any Digital Assets Sale Transaction Document or Hardware Assets Sale Transaction Document.

C.	Releases by the Releasing Parties

Except as otherwise specifically provided in the Plan, as of the Effective Date, for good and valuable consideration, the adequacy of which is hereby confirmed, each Released Party is, and is deemed to be, hereby conclusively, absolutely, unconditionally, irrevocably, and forever released by the Releasing Parties, and any and all other Entities who may purport to assert any Claims or Causes of Action, directly or derivatively, by, through, for, or because of the Releasing Parties, from any and all Claims, Interests, obligations, rights, suits, damages, Causes of Action, remedies, and liabilities whatsoever, whether known or unknown, foreseen or unforeseen, matured or unmatured, existing or hereafter arising, contingent or noncontingent, in law, equity, contract, tort or otherwise, including any derivative claims, asserted or assertable on behalf of the Debtors or their Estates, as applicable, that such Entity would have been legally entitled to assert, based on or relating to, or in any manner arising from, in whole or in part, the Debtors (including management, ownership, or operation thereof), the Debtors’ in- or out-of-court restructuring efforts, intercompany transactions, the Chapter 11 Cases, the formulation, preparation, dissemination, negotiation, filing, pursuit, performance, or consummation of the Chapter 11 Cases (including, without limitation, any payments, distributions or transfers in connection therewith), the Plan and Disclosure Statement, the Digital Assets Sale Transaction, the Hardware Assets Sale Transaction, the Digital Assets Sale Transaction Documents, the Hardware Assets Sale Transaction Documents, or any contract, instrument, release, or other Plan Document, agreement, or document created or entered into with the Plan and Disclosure Statement, the Chapter 11 Cases, the Digital Assets Sale Transaction, the Hardware Assets Sale Transaction, Confirmation, or Consummation, the administration and implementation of the Plan, including the distribution of property under the Plan or any other related agreement, any payments, distributions or transfers made by the Debtors during the Chapter 11 Cases, any settlement or agreement in the Chapter 11 Cases or upon the negotiations regarding or concerning any of the foregoing or any other act or omission, transaction, agreement, event, or other occurrence relating to the foregoing taking place on or before the Effective Date. Notwithstanding anything to the contrary in the foregoing, the releases set forth in this Article XII.C do not release: (a) any post-Effective Date obligations of any party or Entity under the Plan or any document, instrument, or agreement (including those set forth in the Plan Supplement) executed to implement the Plan; or (b) any rights or obligations under any Digital Assets Sale Transaction Document or Hardware Assets Sale Transaction Document.

D.	Exculpation

Except as otherwise specifically provided in the Plan, to the fullest extent permissible under applicable law, no Exculpated Party shall have or incur, and each Exculpated Party is exculpated from any Cause of Action for any claim related to any act or omission in connection with, relating to, or arising out of, in whole or in part, the Chapter 11 Cases, the Debtors, the Debtors’ in- or out-of-court restructuring efforts, intercompany transactions, the formulation, preparation, dissemination, negotiation, filing, pursuit, performance, or consummation of the Chapter 11 Cases (including, without limitation, any payments, distributions or transfers in connection therewith), the Plan and Disclosure Statement, the Digital Assets Sale Transaction, the Hardware Assets Sale Transaction, the Digital Assets Sale Transaction Documents, the Hardware Assets Sale Transaction Documents, or any contract, instrument, release or other Plan Document, agreement, or document created or entered into in connection with the Plan and Disclosure Statement, the Chapter 11 Cases, the Digital Assets Sale Transaction, the Hardware Assets Sale Transaction, Confirmation, or Consummation, the administration and implementation of the Plan, including the distribution of property under the Plan or any other related agreement, any payments, distributions or transfers made by the Debtors during the Chapter 11 Cases, any settlement or agreement in the Chapter 11 Cases or upon the negotiations regarding or concerning any of the foregoing or any other act or omission, transaction, agreement, event, or other occurrence relating to the foregoing taking place from the Petition Date through the Effective Date, except for claims related to any act or omission that is determined in a Final Order to have constituted actual fraud, willful misconduct, or gross negligence, but in all respects such Entities shall be entitled to reasonably rely upon the advice of counsel with respect to their duties and responsibilities pursuant to the Plan. The Exculpated Parties have, and upon completion of the Plan shall be deemed to have, participated in good faith and in compliance with the applicable laws with regard to the solicitation of votes and Distribution of consideration pursuant to the Plan and, therefore, are not, and on account of such Distributions shall not be, liable at any time for the violation of any applicable law, rule, or regulation governing the solicitation of acceptances or rejections of the Plan or such distributions made pursuant to the Plan.

Notwithstanding anything to the contrary in the Plan or the Confirmation Order, to the fullest extent permitted by section 1125(e) of the Bankruptcy Code, neither the Debtors nor any of their Related Parties shall have any liability on account of any solicitation of any acceptance or rejection of the Plan for any violation of any applicable law, rule, or regulation governing solicitation of acceptance or rejection of a plan.

E.	Injunction

Except as otherwise expressly provided in the Plan or for obligations issued or required to be paid pursuant to the Plan or the Confirmation Order, all Entities who have held, hold, or may hold Claims, Interests, or Causes of Action that have been released or are subject to exculpation are permanently enjoined, from and after the Effective Date, from taking any of the following actions against, as applicable, the Debtors, the Wind-Down Debtors, the Released Parties, or the Exculpated Parties: (a) commencing or continuing in any manner any action or other proceeding of any kind on account of or in connection with or with respect to any such Claims, Interests, or Causes of Action; (b) enforcing, attaching, collecting, or recovering by any manner or means any judgment, award, decree, or order against such Entities or the property or the estates of such Entities on account of or in connection with or with respect to any such Claims, Interests, or Causes of Action; (c) creating, perfecting, or enforcing any encumbrance of any kind against such Entities or the property or the estates of such Entities on account of or in connection with or with respect to any such Claims, Interests, or Causes of Action; (d) asserting any right of setoff or subrogation of any kind against any obligation due from such Entities or against the property of such Entities on account of or in connection with or with respect to any such Claims, Interests, or Causes of Action unless such Holder has filed a motion requesting the right to perform such setoff on or before the Confirmation Date, and notwithstanding an indication of a claim or interest or otherwise that such Holder asserts, has, or intends to preserve any right of setoff pursuant to applicable law or otherwise; and (e) commencing or continuing in any manner any action or other proceeding of any kind on account of or in connection with or with respect to any such Claims, Interests, or Causes of Action released or settled pursuant to the Plan.

F.	Reimbursement or Contribution

If the Bankruptcy Court Allows or disallows a Claim for reimbursement or contribution of an Entity pursuant to section 502(e)(1)(B) of the Bankruptcy Code, then to the extent that such Claim is contingent as of the time of Allowance or disallowance, such Claim shall be forever disallowed and expunged notwithstanding section 502(j) of the Bankruptcy Code, unless prior to the Confirmation Date: (a) such Claim has been adjudicated as non-contingent; or (b) the relevant Holder of a Claim has filed a non-contingent Proof of Claim on account of such Claim and a Final Order has been entered prior to the Confirmation Date determining such Claim as no longer contingent.

G.	Release of Liens

Except (a) with respect to Liens securing an Allowed Secured Claim, to the extent elected by the Debtors or the Wind-Down Debtors, and (b) as otherwise provided in the Plan, or in any contract, instrument, release, or other agreement or document created pursuant to the Plan, on the Effective Date, (i) all mortgages, deeds of trust, Liens, pledges, or other security interests against any property of the Estates shall be fully released, (ii) each of the Debtors, the Wind-Down Debtors, or their delegates are authorized to file such documents as may be necessary to effectuate, or reflect in the public record, the release of such Liens and interests, (iii) the Holders of any such mortgages, deeds of trust, Liens, pledges, or other security interests shall execute such documents as may be reasonably requested by the Debtors or the Wind-Down Debtors, as applicable, to reflect or effectuate such releases, and (iv) all of the right, title, and interest of any Holder of such mortgages, deeds of trust, Liens, pledges, or other security interests to be released shall revert to the Wind-Down Debtors. The Holder (and any other Person) of any mortgages, deeds of trust, Liens, pledges, or other security interests that are to be released is entitled to rely on this Article XII.G for the purpose of executing and delivering any documentation related to, or otherwise assisting with, the release of any such mortgages, deeds of trust, Liens, pledges, or other security interests.

ARTICLE XIII.
Conditions to Confirmation and Effective Date

A.	Conditions Precedent to Confirmation

The following are conditions precedent to confirmation of the Plan:

1. the Bankruptcy Court shall have entered an order or orders: (a) approving the Disclosure Statement as containing “adequate information” pursuant to section 1125 of the Bankruptcy Code; (b) authorizing the solicitation of votes with respect to the Plan; (c) determining that all votes are binding and have been properly tabulated as acceptances or rejections of the Plan; (d) confirming and giving effect to the terms and provisions of the Plan; (e) determining that all applicable tests, standards and burdens in connection with confirmation of the Plan have been duly satisfied and met by the Debtors and the Plan; (f) approving the Plan Documents; and (g) authorizing the Debtors to execute, enter into and deliver the Plan Documents, and to execute, implement and to take all actions otherwise necessary or appropriate to give effect to the transactions and transfer of assets contemplated by the Plan and the Plan Documents; and

2. the Confirmation Order, the Plan Documents and the Plan shall each be in form and substance acceptable to the Debtors and the material provisions of each shall be reasonably acceptable to the Committee.

B.	Conditions Precedent to the Effective Date

It shall be a condition to the Effective Date that the following conditions shall have been satisfied or waived pursuant to Article XIII.C of the Plan:

1. the Bankruptcy Court shall have entered the Confirmation Order, in form and substance reasonably acceptable to the Debtors, and such order shall not be subject to a stay nor have been rescinded, vacated, or reversed on appeal;

2. the final version of the Plan Supplement and all of the schedules, documents, and exhibits contained therein shall have been filed in a manner consistent in all material respects with the Plan and shall be in form and substance acceptable to the Debtors and the material provisions of each shall be reasonably acceptable to the Committee;

3. the Plan Administrator shall have been appointed;

4. the Professional Fee Escrow Account shall be created and funded as set forth herein;

5. all statutory fees and obligations then due and payable to the U.S. Trustee shall have been paid in full; and

6. no orders, decisions, or injunctions have been issued by a Governmental Unit prohibiting, modifying, or conditioning any transaction contemplated herein.

C.	Waiver of Conditions Precedent

The Debtors, subject to consent of the Committee, which consent shall not be unreasonably withheld or conditioned, at any time, may waive any condition precedent to Confirmation or the occurrence of the Effective Date set forth herein, without notice to any other parties in interest and without any further notice to or action, order, or approval of the Bankruptcy Court and without any formal action other that proceeding to consummate the Plan.

D.	Effect of Non-Occurrence of Conditions to Consummation

If the Effective Date does not occur and circumstances make clear that the Effective Date will not occur, then (a) the Plan will be null and void in all respects; (b) any settlement or compromise embodied in the Plan, assumption or rejection of Executory Contracts or Unexpired Leases effected by the Plan, and any document or agreement executed pursuant hereto will be null and void in all respects; and (c) nothing contained in the Plan shall (i) constitute a waiver or release of any Claims, Interests, or Causes of Action, (ii) prejudice in any manner the rights of any Debtor or any other Entity, or (iii) constitute an admission, acknowledgement, offer, or undertaking of any sort by any Debtor or any other Entity.

ARTICLE XIV.
Modification, Revocation or Withdrawal of the Plan

A.	Modification of Plan

The Debtors, subject to consent of the Committee, which consent shall not be unreasonably withheld or conditioned, reserve the right to modify the Plan and seek Confirmation consistent with the Bankruptcy Code and the Bankruptcy Rules and, as appropriate, not resolicit votes on such modified Plan. Subject to certain restrictions and requirements set forth in section 1127 of the Bankruptcy Code, Bankruptcy Rule 3019, and those restrictions on modifications set forth in the Plan, the Debtors expressly reserve their rights to alter, amend, or modify materially the Plan one or more times after Confirmation and, to the extent necessary, may initiate proceedings in the Bankruptcy Court to so alter, amend, or modify the Plan, or remedy any defect or omission, or reconcile any inconsistencies in the Plan or the Confirmation Order, in such matters as may be necessary to carry out the purposes and intent of the Plan.

B.	Effect of Confirmation on Modifications

Entry of the Confirmation Order shall constitute approval of all modifications to the Plan occurring after the solicitation thereof pursuant to section 1127(a) of the Bankruptcy Code and a finding that such modifications to the Plan do not require additional disclosure or resolicitation under Bankruptcy Rule 3019.

C.	Withdrawal of Plan

The Debtors reserve the right to withdraw the Plan before the Confirmation Date and to file subsequent Chapter 11 plans. If the Debtors withdraw the Plan, or if the Confirmation Date or the Effective Date does not occur, then (a) the Plan will be null and void in all respects; (b) any settlement or compromise embodied in the Plan, assumption of Executory Contracts or Unexpired Leases effected by the Plan, and any document or agreement executed pursuant hereto will be null and void in all respects; and (c) nothing contained in the Plan shall (i) constitute a waiver or release of any Claims, Interests, or Causes of Action, (ii) prejudice in any manner the rights of any Debtor or any other Entity, or (iii) constitute an admission, acknowledgement, offer, or undertaking of any sort by any Debtor or any other Entity.

ARTICLE XV.
Retention of Jurisdiction

Notwithstanding the entry of the Confirmation Order and the occurrence of the Effective Date, the Bankruptcy Court shall retain exclusive jurisdiction over all matters arising out of, or related to, the Chapter 11 Cases and the Plan pursuant to sections 105(a) and 1142 of the Bankruptcy Code, including jurisdiction to:

1. allow, disallow, determine, liquidate, classify, estimate, or establish the priority, secured or unsecured status, or amount of any Claim or Interest, including the resolution of any request for payment of any Claim or Interest and the resolution of any and all objections to the secured or unsecured status, priority, amount, or allowance of Claims or Interests, notwithstanding any arbitration or similar provision in any contract to the contrary; provided that, in the case of a claims assumed by the Digital Assets Purchaser or the Hardware Assets Purchaser pursuant to the Digital Assets Purchase Agreement or the Hardware Assets Purchase Agreement, the Bankruptcy Court’s jurisdiction shall be non-exclusive;

2. decide and resolve all matters related to the granting and denying, in whole or in part, any applications for allowance of compensation or reimbursement of expenses to Professionals authorized pursuant to the Bankruptcy Code or the Plan;

3. resolve any matters related to Executory Contracts or Unexpired Leases, including: (a) the assumption or assumption and assignment of any Executory Contract or Unexpired Lease to which a Debtor is party or with respect to which a Debtor may be liable and to hear, determine, and, if necessary, liquidate, any Cure or Claims arising therefrom, including pursuant to section 365 of the Bankruptcy Code; (b) any potential contractual obligation under any Executory Contract or Unexpired Lease that is assumed; and (c) any dispute regarding whether a contract or lease is or was executory or expired;

4. ensure that Distributions to Holders of Allowed Claims are accomplished pursuant to the provisions of the Plan and adjudicate any and all disputes arising from or relating to Distributions under the Plan;

5. adjudicate, decide, or resolve any motions, adversary proceedings, contested or litigated matters, and any other matters, and grant or deny any applications involving a Debtor that may be pending on the Effective Date;

6. enter and implement such orders as may be necessary or appropriate to execute, implement, or consummate the provisions of (a) contracts, instruments, releases, indentures, and other agreements or documents approved by Final Order in the Chapter 11 Cases and (b) the Plan, the Confirmation Order, and contracts, instruments, releases, indentures, and other agreements or documents created in connection with the Plan;

7. enforce any order for the sale of property pursuant to sections 363, 1123, or 1146(a) of the Bankruptcy Code;

8. grant any consensual request to extend the deadline for assuming or rejecting Unexpired Leases pursuant to section 365(d)(4) of the Bankruptcy Code;

9. issue injunctions, enter and implement other orders, or take such other actions as may be necessary or appropriate to restrain interference by any Entity with Consummation or enforcement of the Plan;

10. hear, determine, and resolve any adversary proceedings, motions, cases, matters, controversies, suits, disputes, or Causes of Action in connection with or in any way related to the Chapter 11 Cases or the management of the Debtors, including: (a) with respect to the releases, injunctions, and other provisions contained in Article XII of the Plan, including entry of such orders as may be necessary or appropriate to implement such releases, injunctions, and other provisions; (b) that may arise in connection with the Consummation, interpretation, implementation, or enforcement of the Plan, the Confirmation Order, and contracts, instruments, releases, indentures, and other agreements or documents created in connection with the Plan; (c) related to section 1141 of the Bankruptcy Code; or (d) with respect to Retained Estate Claims and Causes of Action that may be instituted by the Wind-Down Debtors;

11. hear, determine, and resolve all adversary proceedings, motions, cases, matters, controversies, suits, disputes, or Causes of Action that may relate to, impact upon or arise in connection with the Plan Documents or their interpretation, implementation, enforcement or consummation (including any disputes concerning the Wind-Down Debtors);

12. enter and implement such orders as are necessary or appropriate if the Confirmation Order is for any reason modified, stayed, reversed, revoked, or vacated;

13. consider any modifications of the Plan, to cure any defect or omission, or to reconcile any inconsistency in any Bankruptcy Court order, including the Confirmation Order;

14. determine requests for the payment of Claims entitled to priority pursuant to section 507 of the Bankruptcy Code;

15. hear and determine matters concerning state, local, and federal taxes in accordance with sections 346, 505, and 1146 of the Bankruptcy Code;

16. hear and determine matters concerning exemptions from state and federal registration requirements in accordance with section 1145 of the Bankruptcy Code;

17. enter an order closing the Chapter 11 Cases;

18. enforce all orders previously entered by the Bankruptcy Court; and

19. hear any other matter not inconsistent with the Bankruptcy Code.

ARTICLE XVI.
Miscellaneous Provisions

A.	Immediate Binding Effect

Subject to Article XIII hereof and notwithstanding Bankruptcy Rules 3020(e), 6004(h), or 7062 or otherwise, upon the occurrence of the Effective Date, the terms of the Plan and the Plan Supplement shall be immediately effective and enforceable and deemed binding upon the Debtors, the Wind-Down Debtors, and any and all Holders of Claims or Interests, parties in interest, Entities, and their respective successors and assigns.

B.	Additional Documents

On or before the Effective Date, the Debtors may file with the Bankruptcy Court such agreements and other documents as may be necessary or appropriate to effectuate and further evidence the terms and conditions of the Plan. The Debtors, the Wind-Down Debtors, and all Holders of Claims receiving Distributions pursuant to the Plan and all other parties in interest shall, from time to time, prepare, execute, and deliver any agreements or documents and take any other actions as may be necessary or advisable to effectuate the provisions and intent of the Plan.

C.	Dissolution of Official Committee

Upon the Effective Date: (a) the Committee shall be dissolved except with respect to the matters set forth in clause (c) of this sentence; (b) the current and former members of the Committee and their respective representatives shall be released and discharged of and from all further authority, duties, responsibilities and obligations related to and arising from and in connection with the Chapter 11 Cases except with respect to the matters set forth in clause (c) of this sentence; and (c) the Professionals retained by the Committee will not be entitled to assert any Professional Fee Claims for any services rendered or expenses incurred after the Effective Date in their capacity as Professionals for the Committee, except to the extent necessary to (i) prepare, file and, if necessary, litigate final applications for compensation and (ii) object to final fee applications filed by other Professionals.

D.	Reservation of Rights

Except with respect to the funding of the Professional Fee Escrow before the Effective Date, as expressly set forth herein, the Plan shall have no force or effect unless the Bankruptcy Court enters the Confirmation Order and the Effective Date occurs. None of the filing of the Plan, any statement or provision contained in the Plan, or the taking of any action by any Debtor with respect to the Plan and the Disclosure Statement or the Plan Supplement shall be or shall be deemed to be an admission or waiver of any rights of any Debtor with respect to the Holders of Claims or Interests prior to the Effective Date.

E.	Successors and Assigns

The rights, benefits, and obligations of any Entity named or referred to in the Plan shall be binding on, and shall inure to the benefit of any heir, executor, administrator, successor or assign, Affiliate, officer, director, agent, representative, attorney, beneficiaries, or guardian, if any, of each Entity.

F.	Service of Documents

After the Effective Date, any pleading, notice, or other document required by the Plan to be served on or delivered to the Wind-Down Debtors shall be served on:

If to the Debtors:	If to Counsel to the Debtors:
Surgalign Holdings, Inc. 520 Lake Cook Road, Suite 315 Deerfield, Illinois 60015 Attention: Christopher Thunander

WHITE & CASE LLP

Gregory F. Pesce

Laura E. Baccash

111 South Wacker Drive, Suite 5100

Chicago, Illinois 60606

Telephone:    (312) 881-5400

Email:           gregory.pesce@whitecase.com

                      laura.baccash@whitecase.com

Charles R. Koster

609 Main Street, Suite 2900

Houston, Texas 77002

Telephone:    (713) 496-9700

Email:            charles.koster@whitecase.com

Barrett B. Lingle

1221 Avenue of the Americas

New York, New York 10020

Telephone:    (212) 819-8200

Email:           barrett.lingle@whitecase.com

– and –

JACKSON WALKER LLP

Veronica A. Polnick

J. Machir Stull

Matthew D. Cavenaugh

1401 McKinney Street, Suite 1900

Houston, Texas 77010

Telephone:    (713) 752-4200

Email:           vpolnick@jw.com

                      mstull@jw.com

                      mcavenaugh@jw.com

If to the U.S. Trustee:	If to Counsel to the Committee:
Alicia L. Barcomb Trial Attorney Office of the United States Trustee 515 Rusk Street, Suite 3516 Houston, Texas 77002 Telephone: (713) 718-4661

PACHULSKI STANG ZIEHL & JONES LLP

Bradford J. Sandler

Robert J. Feinstein

Colin R. Robinson

Cia H. Mackle

919 North Market Street, 17th Floor

Wilmington, Delaware 19801

Telephone:    (302) 652-4100

Email:           bsandler@pszjlaw.com

                      rfeinstein@pszjlaw.com

                      crobinson@pszjlaw.com

                      cmackle@pszjlaw.com

G.	Term of Injunctions or Stays

Unless otherwise provided herein or in the Confirmation Order, all injunctions or stays in effect in the Chapter 11 Cases (pursuant to sections 105 or 362 of the Bankruptcy Code or any order of the Bankruptcy Court) and existing on the Confirmation Date (excluding any injunctions or stays contained in the Plan or the Confirmation Order) shall remain in full force and effect until the Effective Date. All injunctions or stays contained in the Plan or the Confirmation Order shall remain in full force and effect in accordance with their terms.

H.	Entire Agreement

Except as otherwise indicated, and without limiting the effectiveness of the Digital Assets Sale Order or the Hardware Assets Sale Order, the Plan supersedes all previous and contemporaneous negotiations, promises, covenants, agreements, understandings, and representations on such subjects, all of which have become merged and integrated into the Plan.

I.	Plan Supplement Exhibits

All exhibits and documents included in the Plan Supplement are incorporated into and are a part of the Plan as if set forth in full in the Plan. After the exhibits and documents are filed, copies of such exhibits and documents shall be made available upon written request to Debtors’ counsel or by downloading such exhibits and documents from the Debtors’ restructuring website at https://restructuring.ra.kroll.com/surgalign, or the Bankruptcy Court’s website, available via PACER.

J.	Non-Severability

If, prior to Confirmation, any term or provision of the Plan is held by the Bankruptcy Court to be invalid, void, or unenforceable, the Bankruptcy Court shall be prohibited from altering or interpreting such term or provision to make it valid or enforceable; provided, that at the request of the Debtors, the Bankruptcy Court shall have the power to alter and interpret such term or provision to make it valid or enforceable, consistent with the original purpose of the term or provision held to be invalid, void or unenforceable, and such terms or provision shall then be applicable as altered or interpreted provided that any such alteration or interpretation shall be acceptable to the Debtors. The Confirmation Order shall constitute a judicial determination and shall provide that each term and provision of the Plan, as it may have been altered or interpreted in accordance with the foregoing, is (a) valid and enforceable pursuant to its terms; (b) integral to the Plan and may not be deleted or modified without consent from the Debtors and the Committee, which consent shall not be unreasonably withheld or conditioned; and (c) nonseverable and mutually dependent.

K.	Votes Solicited in Good Faith

Upon entry of the Confirmation Order, the Debtors will be deemed to have solicited votes on the Plan in good faith and in compliance with the Bankruptcy Code, and pursuant to section 1125(e) of the Bankruptcy Code, the Debtors and each of their representatives will be deemed to have participated in good faith and in compliance with the Bankruptcy Code in the offer, issuance, sale, and purchase of securities offered and sold under the Plan and any previous plan, and, therefore, neither any of such parties or individuals will have any liability for the violation of any applicable law, rule, or regulation governing the solicitation of votes on the Plan or the offer, issuance, sale, or purchase of the securities offered and sold under the Plan and any previous plan

L.	Waiver or Estoppel

Each Holder of a Claim or an Interest shall be deemed to have waived any right to assert any argument, including the right to argue that its Claim or Interest should be Allowed in a certain amount, in a certain priority, secured or not subordinated by virtue of an agreement made with the Debtors or their counsel, or any other Entity, if such agreement was not disclosed in the Plan and Disclosure Statement or papers filed with the Bankruptcy Court prior to the Confirmation Date.

ARTICLE XVII.
CONFIRMAtion of the plan

A.	Voting Procedures and Acceptance

The Debtors are providing copies of this Plan and Disclosure Statement and Ballots to all known Holders of Impaired Claims who are entitled to vote on the Plan. The procedures for voting on the Plan were approved by the Bankruptcy Court by the Order entered on August 31, 2023. [Docket No. 406].

The Bankruptcy Code requires that, as a condition to confirmation, except as described in the following section, each class of claims or interests that is impaired under a chapter 11 plan accept the plan. A class that is not “impaired” under a plan is deemed to have accepted the plan and, therefore, solicitation of acceptances with respect to such class is not required. A class is “impaired” unless the plan: (a) leaves unaltered the legal, equitable and contractual rights to which the claim or the equity interest entitles the holder of such claim or equity interest; or (b) cures any default, reinstates the original terms of such obligation, compensates the holder for certain damages or losses, as applicable, and does not otherwise alter the legal, equitable or contractual rights to which such claim or equity interest entitles the holder of such claim or equity interest, each as more specifically set forth in section 1124 of the Bankruptcy Code.

Section 1126(c) of the Bankruptcy Code defines acceptance of a plan by a class of impaired claims as acceptance by holders of at least two-thirds in dollar amount and more than one-half in number of allowed claims in that class, counting only those claims that actually voted to accept or to reject the plan. Thus, a class of claims will have voted to accept the plan only if two-thirds in amount and a majority in number actually voting cast their ballots in favor of acceptance.

Claims in Classes 1 and 2 are not Impaired under the Plan, and, as a result, the Holders of such Claims are presumed to have accepted the Plan pursuant to section 1126(f) of the Bankruptcy Code and their votes will not be solicited.

Claims in Class 3 are Impaired under the Plan. Class 3 (with respect to each applicable Debtor) will have accepted the Plan if the Plan is accepted by at least two-thirds in amount and a majority in number of the Claims in Class 3 (other than any Claims of creditors designated under section 1126(e) of the Bankruptcy Code) that have voted to accept or reject the Plan.

Claims in Classes 4, 5 and 8 and the Interests in Classes 6 and 7 are Impaired and will not receive a Distribution under the Plan. Pursuant to section 1126(g) of the Bankruptcy Code, the Holders of Claims and Interests in such Classes are deemed to reject the Plan and their votes will not be solicited.

B.	Statutory Requirements for Confirmation of the Plan

At the Confirmation Hearing, the Bankruptcy Court will determine whether the Plan satisfies the requirements of section 1129 of the Bankruptcy Code. The Debtors believe that: (a) the Plan satisfies or will satisfy all of the applicable requirements of chapter 11 of the Bankruptcy Code; (b) the Debtors have complied or will have complied with all of the applicable provisions of the Bankruptcy Code; and (c) the Plan has been proposed in good faith. The confirmation requirements under section 1129 of the Bankruptcy Code include the following:

1. The Plan complies with the applicable provisions of the Bankruptcy Code.

2. The Debtors have complied with the applicable provisions of the Bankruptcy Code.

3. The Plan has been proposed in good faith and not by any means forbidden by law.

4. Any payment made or promised by the Debtors or by a person issuing securities or acquiring property under the Plan for services or for costs and expenses in, or in connection with, the Chapter 11 Cases, or in connection with the Plan and incident to the Chapter 11 Cases, has been approved by, or is subject to the approval of, the Bankruptcy Court as reasonable.

5. Each Holder of an Impaired Claim or Interest either has accepted the Plan or will receive or retain under the Plan, on account of the Claims or Interests held by such entity, property of a value, as of the Effective Date, that is not less than the amount that such entity would receive or retain if the Debtors were liquidated on such date under chapter 7 of the Bankruptcy Code.

6. Each Class of Claims that is entitled to vote on the Plan has either accepted the Plan or is not Impaired under the Plan, or the Plan can be confirmed without the approval of such Class pursuant to section 1129(b) of the Bankruptcy Code.

7. Except to the extent that the holder of a particular Claim has agreed to a different treatment of such Claim, the Plan provides that Administrative Claims and Priority Non-Tax Claims will be paid in full, in Cash, on the Effective Date, or as soon as reasonably practical thereafter, and Priority Tax Claims will be paid in regular installments over a period ending not later that five (5) years after the Petition Date, of a total value, as of the Effective Date, equal to the Allowed amount of such Priority Tax Claims.

8. At least one Class of Impaired Claims has accepted the Plan, determined without including any acceptance of the Plan by any insider holding a Claim in that Class.

9. Confirmation of the Plan is not likely to be followed by the liquidation or the need for further financial reorganization of the Debtors or any successors thereto under the Plan except to the extent contemplated under the Plan.

10. All fees of the type described in 28 U.S.C. § 1930, including the fees of the United States Trustee, will be paid as of the Effective Date.

C.	The Best Interest of Creditors Test

Often called the “best interests” test, section 1129(a)(7) of the Bankruptcy Code requires, as a condition to confirmation, that each holder of a claim or an equity interest in an impaired class either (a) vote to accept or (b) receive or retain under the plan property of a value, as of the effective date of the plan, that is not less than the value that such holder would receive or retain if the debtors liquidated under chapter 7 of the Bankruptcy Code.

To calculate the probable distribution to Holders of each Impaired Class of Claims and Interests if the Debtors were liquidated under chapter 7, the Bankruptcy Court must first determine the aggregate dollar amount that would be generated from the Debtors’ assets if these Chapter 11 Cases were converted to chapter 7 cases under the Bankruptcy Code. To make these findings, the Bankruptcy Court must: (a) estimate the Cash liquidation proceeds that a chapter 7 trustee would generate if each of the Debtors’ Chapter 11 Cases were converted to a chapter 7 case and the assets of such Debtors’ Estates were liquidated; (b) determine the liquidation distribution that each non-accepting Holder of an Impaired Claim or Interest would receive from such liquidation proceeds under the priority scheme dictated in chapter 7; and (c) compare such Holder’s liquidation distribution to the Distribution under the Plan that such Holder would receive if the Plan were confirmed and consummated.

Costs of liquidation under chapter 7 of the Bankruptcy Code would include the compensation of a trustee, as well as compensation of counsel and other professionals retained by the trustee, asset disposition expenses, all unpaid expenses incurred by the Debtors in their Chapter 11 Cases (such as compensation of attorneys, financial advisors and accountants) that are allowed in the chapter 7 cases, litigation costs, and claims arising from the operations of the Debtors during the pendency of the Chapter 11 Cases.

In these cases, notwithstanding the difficulty in quantifying recoveries to Holders of Allowed Claims, as described below, the Debtors believe that anticipated recoveries to each Class of Impaired Claims under the Plan implies a greater or equal recovery to Holders of Claims in Impaired Classes than the recovery available in a chapter 7 liquidation. The Plan provides that all of the Wind-Down Assets will vest in the Wind-Down Debtors. The Wind-Down Debtors will distribute the proceeds from the Wind-Down Debtor Assets to the Holders of Allowed Claims in accordance with the priorities set forth in the Plan and the Plan Administrator Agreement. Attached as Exhibit A to this Plan and Disclosure Statement is a Liquidation Analysis. Importantly, due to the difficulty in estimating recoveries from litigation claims, the liquidation analysis does not include any amounts that may be recovered from the prosecution of the Retained Estate Claims and Causes of Action or the cost of prosecuting the Retained Estate Claims and Causes of Action.

Because the Plan is a liquidation plan, the “liquidation value” in the hypothetical chapter 7 liquidation analysis for purposes of the “best interests” test is similar to the estimates of the liquidation contemplated by the Plan. However, the Debtors and the Committee believe this Plan provides at least three benefits that will increase the value realized by unsecured creditors as compared to a chapter 7 liquidation. First, the Debtors anticipate that there would be additional costs, expenses, and time that would be incurred replacing existing management and professionals in a chapter 7 case, which would further diminish Estate assets, delay the prosecution of the Retained Estate Claims and Causes of Action, and delay distributions to creditors. Second, the Debtors believe the prosecution of Retained Estate Claims and Causes of Action in a focused and effective manner by the Wind-Down Debtors will maximize the value of the Retained Estate Claims and Causes of Action. Moreover, the Wind-Down Debtors will likely have more flexibility to construct fee arrangements with professionals designed to maximize the value of the Retained Estate Claims and Causes of Action. Notably, because the benefits of the points above are difficult to quantify, the Debtors have not accounted for such benefits or ascribed any value to the Retained Estate Claims and Causes of Action in the Liquidation Analysis attached hereto as Exhibit A. Accordingly, the Debtors believe that the “best interests” test of section 1129 of the Bankruptcy Code is satisfied.

D.	Feasibility

Section 1129(a)(11) of the Bankruptcy Code requires the Bankruptcy Court to find, as a condition to confirmation, that confirmation is not likely to be followed by the Debtors’ liquidation or the need for further financial reorganization, unless that liquidation or reorganization is contemplated by the Plan. The Plan clearly complies with this requirement because all of the Debtors’ remaining assets will be distributed pursuant to the terms of the Plan and, provided the Plan is confirmed and consummated, the Debtors’ Estates will no longer exist to be subject to future reorganization or liquidation. Since the Plan contemplates a liquidation and provides for a waterfall in accordance with the priority of Allowed Claims, the feasibility requirement is satisfied. The Debtors believe that sufficient funds will exist to make all payments required by the Plan.

E.	Confirmation Without Acceptance by All Impaired Classes

Section 1129(b) of the Bankruptcy Code allows a bankruptcy court to confirm a plan even if all impaired classes have not accepted it if the plan has been accepted by at least one impaired class. Pursuant to section 1129(b) of the Bankruptcy Code, notwithstanding an impaired class’s rejection or deemed rejection of the plan, such plan will be confirmed, at the Debtors’ request, in a procedure commonly known as “cramdown,” so long as the plan does not “discriminate unfairly” and is “fair and equitable” with respect to each class of claims or equity interests that is impaired under, and has not accepted, the plan.

1.	No Unfair Discrimination

This test applies to classes of claims or interests that are of equal priority and are receiving different treatment under a plan. The test does not require that the treatment be the same or equivalent, but that such treatment be “fair.” In general, bankruptcy courts consider whether a plan discriminates unfairly in its treatment of classes of claims of equal rank (e.g., classes of the same legal character). Bankruptcy courts will take into account a number of factors in determining whether a plan discriminates unfairly, and, accordingly, a plan could treat two classes of unsecured creditors differently without unfairly discriminating against either class.

2.	Fair and Equitable Test

This test applies to classes of different priority and status (e.g., secured versus unsecured) and includes the general requirement that no class of claims receive more than 100% of the amount of the allowed claims in such class. As to the dissenting class, the test sets different standards depending upon the type of claims or equity interests in such class.

Secured Claims: The condition that a plan be “fair and equitable” to a non-accepting class of secured claims includes the requirements that: (a) (i) the holders of such secured claims retain the liens securing such claims to the extent of the allowed amount of the claims, whether the property subject to the liens is retained by the debtor or transferred to another entity under the plan; and (ii) each holder of a secured claim in the class receives deferred Cash payments totaling at least the allowed amount of such claim with a value, as of the effective date of the plan, at least equivalent to the value of the secured claimant’s interest in the debtor’s property subject to the liens; or (b) each holder of a secured claim receive the indubitable equivalent of its secured claim.

Unsecured Claims: The condition that a plan be “fair and equitable” to a non-accepting class of unsecured claims includes the requirements that either: (a) the plan provides that each holder of a claim of such class receive or retain on account of such claim property of a value, as of the effective date of the plan, equal to the allowed amount of such claim; or (b) the holder of any claim or any equity interest that is junior to the claims of such class will not receive or retain any property under the plan on account of such junior claim or junior equity interest.

Equity Interests: The condition that a plan be “fair and equitable” to a non-accepting class of equity interests includes the requirements that either: (a) the plan provides that each holder of an equity interest in such class receives or retains under the plan on account of that equity interest property of a value, as of the effective date of the plan, equal to the greater of (i) the allowed amount of any fixed liquidation preference to which such holder is entitled, (ii) any fixed redemption price to which such holder is entitled, or (iii) the value of such interest; or (b) if the class does not receive the amount as required under (a) hereof, no class of equity interests junior to the non-accepting class may receive a distribution under the plan.

Since Classes 5 through 8 are deemed to reject the Plan, the Debtors seek to confirm the Plan utilizing the “cramdown” provision of section 1129(b) of the Bankruptcy Code. The Debtors believe that the Plan satisfies the foregoing requirements for nonconsensual confirmation of the Plan. The Debtors reserve the right to alter, amend, modify, revoke or withdraw the Plan and any exhibits thereto or the Plan Supplement, including to amend or modify it to satisfy the requirements of section 1129(b) of the Bankruptcy Code.

ARTICLE XVIII.
Plan-related risk factors

A.	General Bankruptcy Law and Plan Related Considerations

1.	Parties in Interest May Object to the Classification of Claims and Equity Interests

Section 1122 of the Bankruptcy Code provides that a plan may place a claim or an equity interest in a particular class only if such claim or equity interest is substantially similar to the other claims or equity interests in such class. The Debtors believe that the classification of Claims and Interests under the Plan complies with the requirements set forth in the Bankruptcy Code because the Debtors created certain Classes of Claims and Interests, each encompassing Claims or Interests, as applicable, that are substantially similar to the other Claims and Interests in each such Class. Nevertheless, there can be no assurance that the Bankruptcy Court will reach the same conclusion.

2.	Failure to Satisfy Vote Requirement

If votes are received in number and amount sufficient to enable the Bankruptcy Court to confirm the Plan, the Debtors intend to seek, as promptly as practicable thereafter, Confirmation of the Plan. In the event that sufficient votes are not received, the Debtors may seek to confirm an alternative chapter 11 plan or may be forced to liquidate under chapter 7 of the Bankruptcy Code. The terms of any such alternative chapter 11 plan would likely not provide treatment as favorable to the Holders of Allowed Claims as those proposed in the Plan.

3.	The Debtors May Not Be Able to Secure Confirmation of the Plan or Confirmation May Be Delayed

Section 1129 of the Bankruptcy Code sets forth the requirements for confirmation of a chapter 11 plan, and requires, among other things, a finding by the bankruptcy court that: (a) such plan “does not unfairly discriminate” and is “fair and equitable” with respect to any non-accepting classes; (b) confirmation of such plan is not likely to be followed by a liquidation or a need for further financial reorganization unless such liquidation or reorganization is contemplated by the plan; and (c) the value of distributions to non-accepting holders of claims and equity interests within a particular class under such plan will not be less than the value of distributions such holders would receive if the debtors were liquidated under chapter 7 of the Bankruptcy Code.

There can be no assurance that the requisite acceptances to confirm the Plan will be received. Even if the requisite acceptances are received, there can be no assurance that the Bankruptcy Court will confirm the Plan. A non-accepting Holder of an Allowed Claim might challenge either the adequacy of the Disclosure Statement or whether the solicitation procedures and voting results satisfy the requirements of the Bankruptcy Code or Bankruptcy Rules. Even if the Bankruptcy Court determined that the Disclosure Statement, the solicitation procedures and voting results were appropriate, the Bankruptcy Court could still decline to confirm the Plan if it found that any of the statutory requirements for Confirmation had not been met.

The Confirmation and Consummation of the Plan also are subject to certain other conditions. No assurance can be given that these conditions will be satisfied.

If the Plan is not confirmed in a timely manner, it is unclear whether the transactions contemplated thereby could be implemented through an alternative mechanism or plan and what Holders of Claims and Interests would ultimately receive in respect of their Claims and Interests. Any alternative would likely provide Holders of Claims with less than they would have received pursuant to the Plan. Moreover, an inability to confirm the Plan could result in an extended chapter 11 proceeding with greater administrative costs.

The Debtors, subject to the terms and conditions of the Plan, reserve the right to modify the terms and conditions of the Plan as necessary for Confirmation.

4.	Nonconsensual Confirmation – “Cramdown”

In the event that any impaired class of claims or equity interests does not accept a chapter 11 plan, a bankruptcy court may nevertheless confirm such a plan at the Debtors’ request if at least one impaired class has accepted the plan (with such acceptance being determined without including the vote of any “insider” in such class), and, as to each impaired class that has not accepted the plan, the bankruptcy court determines that the plan “does not discriminate unfairly” and is “fair and equitable” with respect to the dissenting impaired classes.

5.	Debtors May Object to the Amount or Classification of a Claim

Except as otherwise provided in the Plan, the Debtors and the Wind-Down Debtors reserve the right to object to the amount or classification of any Claim under the Plan. The estimates set forth in this Plan and Disclosure Statement cannot be relied on by any Holder of a Claim where such Claim is subject to an objection. Any Holder of a Claim that is subject to an objection thus may not receive its expected share of the estimated Distributions described in this Disclosure Statement.

6.	Conversion into Chapter 7 Cases

If no plan can be confirmed, or if the Bankruptcy Court otherwise finds that it would be in the best interest of Holders of Claims and Interests, the Chapter 11 Cases may be converted to cases under chapter 7 of the Bankruptcy Code, pursuant to which a trustee would be appointed or elected to liquidate the Debtors’ assets for distribution in accordance with the priorities established by the Bankruptcy Code.

7.	Releases, Injunctions, and Exculpations Provisions May Not Be Approved

Article XII of the Plan provides for certain releases, injunctions, and exculpations, including a release of liens and third-party releases. The Special Committee of the Board of Directors of Surgalign Holdings, Inc., in consultation with counsel to the Committee, is continuing to investigate the releases by the Debtors of Claims and Causes of Action prior to the Confirmation Hearing. The releases, injunctions, and exculpations provided in the Plan are subject to objection by parties in interest and may not be approved. If the releases are not approved, certain Released Parties may withdraw their support for the Plan.

8.	Risk of Nonoccurrence of the Effective Date

Although the Debtors believe that the Effective Date may occur quickly after the Confirmation Date, there can be no assurance as to such timing, as to whether all of the conditions precedent to the Effective Date will be satisfied or waived, or as to whether the Effective Date will, in fact, occur.

9.	Risks Affecting Potential Recoveries of Holders of General Unsecured Claims; Risk Bankruptcy Court Does Not Subordinate Certain Claims

The Debtors cannot state with any degree of certainty what recovery will be available to Holders of General Unsecured Claims. Several unknown factors make certainty impossible. First, it is possible that the number and amount Allowed Claims senior to the General Unsecured Claims will exceed the Debtors’ estimates. The Claims Bar Date applicable to Governmental Units is December 19, 2023 at 5:00 pm (prevailing Central Time). The universe of potential senior claims will not be known until that date has passed and all claims of Governmental Units have been filed and adjudicated. Accordingly, the Debtors cannot know with certainty, at this time, the number or amount of Claims senior to the General Unsecured Claims that will ultimately be Allowed. Second, the Debtors cannot know with certainty, at this time, the value of the Retained Estate Claims and Causes of Action or estimate the costs and time required for the prosecution of the Retained Estate Claims and Causes of Action, which costs may reduce the projected recoveries for General Unsecured Claims. Further, the collectability of a judgment awarded to the Wind-Down Debtors on any Retained Estate Claims and Causes of Action is uncertain. Third, the Debtors cannot know with any certainty, at this time, the number or size of the General Unsecured Claims that will ultimately be Allowed.

Fourth, the Debtors are seeking to subordinate certain Claims, including pursuant to section 510(b) of the Bankruptcy Code. To the extent that the Bankruptcy Court does not approve the subordination of such Claims as contemplated by the Plan, the potential number or size of General Unsecured Claims that would ultimately be Allowed could increase.

Specifically, the estimated recoveries for Class 3 General Unsecured Claims are based upon the assumption that the INN Seller Notes Claims, Proof of Claim Nos. 151 and 153, each filed in the amount of $6 million, are subordinated to the fullest extent permitted by the Bankruptcy Code. Notwithstanding anything to the contrary herein, to the extent that the Bankruptcy Court does not permit the INN Seller Notes Claims to be subordinated, the holders of INN Seller Notes Claims shall recover at the same level as Class 3 General Unsecured Claims. In such a scenario, the estimated recovery for holders of Class 3 General Unsecured Claims and Class 4 INN Seller Notes Claims would be approximately 3.5% – 14%.

Additionally, the Debtors will seek to subordinate, pursuant to section 510(b) of the Bankruptcy Code, Proof of Claims Nos. 148, 150, 152, and 155, which were filed by (i) Pawel Lewicki, as third party beneficiary to Neva, LLC, (ii) Neva, LLC as successor-in-interest to Robotocine, Inc, (iii) Dearborn Capital Management LLC as successor-in-interest to Robotocine, Inc., and (iv) Krzysztof Siemionow, as third party beneficiary to Dearborn Capital Management LLC, respectively, each in the amount of approximately $73 million. Such Claims are classified in and will recover pursuant to the treatment afforded Class 8 Section 510(b) Claims. To the extent that any of these Claims are allowed, in whole or in part, and are not subordinated, such Claims may be classified in and treated as Class 3 General Unsecured Claims, which will materially decrease recoveries to Class 3 General Unsecured Claims. To the extent any objections are adjudicated prior to confirmation of the Plan, the Debtors reserve the right to supplement the projected estimated recoveries for creditors.

For the avoidance of doubt, to the extent that any of the scenarios articulated in this risk factor come to pass, the Debtors will not seek to resolicit the Plan and will seek to confirm the Plan as modified as set forth herein.

10.	Substantive Consolidation of the Debtors’ Estates May Not Be Approved

Substantive consolidation of the Debtors’ estates is subject to Court approval and there is no assurance that it will be approved.  Pursuant to the Plan, the Debtors are seeking authorization, on the Effective Date, to substantively consolidate the Debtors’ Estates and all of the debts of all of the Debtors for purposes of classifying and treating all Claims under the Plan, including for voting, confirmation, and distribution purpose.  To the extent that the Court does not approve substantive consolidation of the Debtors’ estates under the Plan, the Debtors will seek to confirm the Plan on a debtor by debtor basis.

B.	Financial Information Disclaimer

The financial information contained in this Plan and Disclosure Statement has not been audited. In preparing this Plan and Disclosure Statement, the Debtors relied on financial data derived from their books and records that was available at the time of such preparation. Although the Debtors have used their reasonable business judgment to ensure the accuracy of the financial information provided in this Plan and Disclosure Statement, and while the Debtors believe that such financial information fairly reflects the financial condition of the Debtors, the Debtors are unable to warrant or represent that the financial information contained herein and attached hereto is without inaccuracies.

C.	Disclosure Statement Disclaimer

1.	Information Contained Herein Is for Soliciting Votes

The information contained in this Plan and Disclosure Statement is for purposes of soliciting acceptances of the Plan and may not be relied upon for any other purposes.

2.	This Plan and Disclosure Statement Was Not Reviewed or Approved by the Securities and Exchange Commission

This Plan and Disclosure Statement was not filed with the SEC under the Securities Act or applicable state securities laws. Neither the SEC nor any state regulatory authority has passed upon the accuracy or adequacy of this Plan and Disclosure Statement, or the exhibits or the statements contained herein, and any representation to the contrary is unlawful.

3.	This Plan and Disclosure Statement May Contain Forward Looking Statements

This Plan and Disclosure Statement may contain “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements consist of any statement other than a recitation of historical fact and can be identified by the use of forward looking terminology such as “may,” “expect,” “anticipate,” “estimate” or “continue” or the negative thereof or other variations thereon or comparable terminology. The reader is cautioned that all forward looking statements are necessarily speculative and there are certain risks and uncertainties that could cause actual events or results to differ materially from those referred to in such forward looking statements. The liquidation analysis, Distribution projections or other information contained herein and attached hereto are estimates only, and the timing and amount of actual Distributions to Holders of Allowed Claims may be affected by many factors that cannot be predicted. Therefore, any analyses, estimates or recovery projections may or may not turn out to be accurate.

4.	No Legal or Tax Advice Is Provided to You by this Plan and Disclosure Statement

This Plan and Disclosure Statement is not legal or tax advice to you. The contents of this Plan and Disclosure Statement should not be construed as legal, business or tax advice. Each Holder of a Claim or an Equity Interest should consult his or her own legal counsel and accountant with regard to any legal, tax and other matters concerning his or her Claim or Interest. This Plan and Disclosure Statement may not be relied upon for any purpose other than to determine how to vote on the Plan or object to Confirmation of the Plan.

5.	No Admissions Made

The information and statements contained in this Plan and Disclosure Statement will neither (a) constitute an admission of any fact or liability by any Entity (including, without limitation, the Debtors and the Committee) nor (b) be deemed evidence of the tax or other legal effects of the Plan on the Debtors, the Committee, the Wind-Down Debtors, Holders of Allowed Claims or Interest or any other parties in interest.

6.	Failure to Identify Litigation Claims or Projected Objections

No reliance should be placed on the fact that a particular litigation claim, cause of action, avoidance action or projected objection to claim is, or is not, identified in this Plan and Disclosure Statement. Moreover, the Wind-Down Debtors may seek to investigate, file and prosecute litigation claims, causes of action, and avoidance actions and projected objections to claims after the Confirmation or Effective Date of the Plan irrespective of whether this Plan and Disclosure Statement identifies any such claims or objections to claims.

7.	No Waiver of Right to Object or Right to Recover Transfers and Assets

The vote by a Holder of an Allowed Claim for or against the Plan does not constitute a waiver or release of any Claims or rights of the Debtors or the Wind-Down Debtors (or any party in interest, as the case may be) to object to that Holder’s Allowed Claim, or recover any preferential, fraudulent or other voidable transfer or assets, regardless of whether any claims or Causes of Action of the Debtors or their respective Estates are specifically or generally identified herein.

8.	Information Was Provided by the Debtors and Was Relied Upon by the Debtors’ Advisors

Counsel to and other advisors retained by the Debtors have relied upon information provided by the Debtors in connection with the preparation of this Plan and Disclosure Statement. Although counsel to and other advisors retained by the Debtors have performed certain limited due diligence in connection with the preparation of this Plan and Disclosure Statement, they have not verified independently the information contained herein.

9.	Potential Exists for Inaccuracies, and the Debtors Have No Duty to Update

The statements contained in this Plan and Disclosure Statement are made by the Debtors as of the date hereof, unless otherwise specified herein, and the delivery of this Plan and Disclosure Statement after that date does not imply that there has not been a change in the information set forth herein since that date. While the Debtors have used their reasonable business judgment to ensure the accuracy of all of the information provided in this Plan and Disclosure Statement, the Debtors nonetheless cannot, and do not, confirm the current accuracy of all statements appearing in this Plan and Disclosure Statement. Further, although the Debtors may subsequently update the information in this Plan and Disclosure Statement, the Debtors have no affirmative duty to do so unless ordered to do so by the Bankruptcy Court.

10.	No Representations Outside the Plan and Disclosure Statement Are Authorized

No representations concerning or relating to the Debtors, the Chapter 11 Cases or the Plan are authorized by the Bankruptcy Court or the Bankruptcy Code, other than as set forth in this Plan and Disclosure Statement. Any representations or inducements made to secure your acceptance or rejection of the Plan other than as contained in, or included with, this Plan and Disclosure Statement, should not be relied upon by you in arriving at your decision.

D.	Alternatives to Confirmation and Consummation of the Plan

The Debtors believe that the Plan affords the Holders of Claims the potential for a better realization on the Debtors’ assets than a chapter 7 liquidation, and therefore, is in the best interests of such Holders. If, however, the Plan is not confirmed, the theoretical alternatives include (a) formulation of an alternative plan or plans of liquidation under chapter 11, (b) liquidation of the Debtors under chapter 7 of the Bankruptcy Code, or (c) dismissal of the Chapter 11 Cases. Each of these possibilities is discussed in turn below.

1.	Alternative Plan(s) of Liquidation

If the requisite acceptances are not received or if the Plan is not confirmed, the Debtors could attempt to formulate and propose a different plan or plans of liquidation.

With respect to an alternative liquidation plan, the Debtors have explored various other alternatives in connection with the formulation and development of the Plan. The Debtors believe that the Plan enables creditors to realize the greatest possible value under the circumstances, and that, as compared to any alternative plan of liquidation, has the greatest chance to be confirmed and consummated and will maximize recoveries of unsecured creditors.

2.	Liquidation under Chapter 7

If the Plan is not confirmed, the Debtors’ Chapter 11 Cases could be converted to liquidation cases under chapter 7 of the Bankruptcy Code. In a case under chapter 7 of the Bankruptcy Code, a trustee would be appointed to promptly liquidate the assets of the Debtors. It is impossible to predict precisely how the proceeds of the liquidation would be distributed to the respective Holders of Claims against the Debtors.

The Debtors believe that in a liquidation under chapter 7 of the Bankruptcy Code, before creditors received any distributions, additional administrative expenses involved in the appointment of a trustee and attorneys, accountants, and other professionals to assist such trustee, would cause a substantial diminution in the value of the Estates. The assets available for distribution to Holders of Claims would be reduced by such additional expenses.

3.	Dismissal of the Chapter 11 Cases

If the Plan is not confirmed, the Debtors or other parties in interests may seek dismissal of the Chapter 11 Cases pursuant to section 1112 of the Bankruptcy Code. Without limitation, dismissal of the Chapter 11 Cases would terminate the automatic stay and might allow certain creditors to attempt to collect on their Claims or otherwise foreclose on the assets of the Debtors. Moreover, the dismissal of the Chapter 11 Cases would severely impair the Debtors’ ability to liquidate their largest remaining assets, the Retained Estate Claims and Causes of Action, for the benefit of creditors. Accordingly, the Debtors believe that dismissal of the Chapter 11 Cases would reduce the value of the Debtors’ remaining assets.

ARTICLE XIX.
certain U.S. federal income tax consequences of the plan

A.	General Tax Considerations

The following discussion is a summary of certain material U.S. federal income tax consequences from the consummation of the Plan to the Debtors and the Wind-Down Debtors, and to Holders entitled to vote to accept or reject the Plan, is for general information purposes only, and should not be relied upon for purposes of determining the specific tax consequences of the Plan with respect to a particular Holder of a Claim or Interest. This discussion does not purport to be a complete analysis or listing of all potential tax considerations. This discussion does not address aspects of U.S. federal income taxation that may be relevant to a particular Holder of a Claim or Interest subject to special treatment under U.S. federal income tax laws (such as broker dealers; traders in securities that elect to use a mark-to-market method of accounting for securities holdings; banks; thrifts; insurance companies; financial institutions; regulated investment companies; real estate investment trusts; pension plans; partnerships (or other entities or arrangements treated as a partnership for U.S. federal income tax purposes) or a partner, member or owner therein; persons that hold a Claim or Interest as part of a straddle or a hedging, conversion or constructive sale transaction; persons whose functional currency is not the U.S. dollar and other tax exempt investors). This summary does not discuss any aspects of state, local or foreign tax laws or any U.S. federal estate or gift tax considerations. Furthermore, this summary does not address all of the U.S. federal income tax consequences that may be relevant to a Holder of a Claim or Interest, such as the potential application of the alternative minimum tax.

This discussion is based on existing provisions of the Internal Revenue Code of 1986, as amended (the “IRC”), existing and proposed Treasury Regulations promulgated thereunder, and current administrative rulings and court decisions. Legislative, judicial, or administrative changes or interpretations enacted or promulgated after the date hereof could alter or modify the analyses set forth below with respect to the federal income tax consequences of the Plan. Any such changes or interpretations may be retroactive and could significantly affect the federal income tax consequences of the Plan.

No ruling has been or will be requested or obtained from the Internal Revenue Service (the “IRS”) with respect to any tax aspects of the Plan and no opinion of counsel has been or will be sought or obtained with respect thereto. No representations or assurances are being made to the Holders of Claims or Interests with respect to the U.S. federal income tax consequences described herein.

The following discussion generally assumes that the Plan will be treated as a plan of liquidation of the Debtors for U.S. federal income tax purposes, and that all distributions to holders of Claims will be taxed accordingly.

ACCORDINGLY, THE FOLLOWING SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE PLAN IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING OR ADVICE BASED UPON THE INDIVIDUAL CIRCUMSTANCES PERTAINING TO A PARTICULAR HOLDER OF A CLAIM OR INTEREST. EACH HOLDER OF A CLAIM OR INTEREST IS STRONGLY URGED TO CONSULT WITH ITS OWN TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. INCOME, ESTATE, AND OTHER TAX CONSEQUENCES OF THE PLAN.

B.	U.S. Federal Income Tax Consequences to the Debtors

For U.S. federal income tax purposes each of the Debtors is (i) a member of an affiliated group of corporations of which Surgalign Holdings, Inc. is the common parent and files a single consolidated U.S. federal income tax return (the “Tax Group”) or (ii) an entity disregarded as separate from its owner for U.S. federal income tax purposes whose business activities and operations are reflected on the consolidated U.S. federal income tax returns of the Tax Group. In the Digital Assets Sale Transaction and the Hardware Assets Sale Transactions, each of which was consummated prior to the date hereof, the Debtors sold certain assets to purchasers in taxable transactions. In connection therewith, the Debtors’ realized gain or loss in an amount equal to the difference between the value of the consideration received by the Debtors (including, for this purpose, assumption of liabilities) and the Debtors’ tax bases in such assets. Although subject to further analysis, the Debtors believe that such sales resulted in a taxable losses, and therefore that they will not have any cash tax obligation as a result of such sales. In the event that such sales resulted in taxable gain, such gain would be reduced by the amount of tax attributes available for use by the Debtors, and any remaining gain would be recognized by the Debtors and result in a cash tax obligation.

As of December 31, 2021, the Debtors had a consolidated net operating loss (“NOL”) carryforward of $82 million, and, during 2022, an additional $36.4 million of consolidated net operating losses are estimated to have been generated, totaling an estimated $118.4 of NOLs being carried forward into 2023. In addition, the Debtors expect to carry back $26 million of capital losses generated from the sale of Coflex in Q1 2023 to generate an approximate $5.5 million refund.  Debtors' ability to generate a capital loss carryback and the related amount of tax refund is subject to further analysis, including the impacts from the sale of the Debtors’ remaining assets as well as the Debtors’ calculation of 2020 capital gain.

The Debtors believe that they underwent an “ownership change” in 2022 that resulted in significant limitations on the usability of losses attributable to the pre-ownership period, as well as on the future usability of certain losses or deductions which were “built-in” (i.e., economically accrued but unrecognized) as of the date of the ownership change, in each case under Section 382 of the IRC. No ownership change is expected to have taken place following the 2022 ownership-change, including because of the NOL Motion approved by the Bankruptcy Court imposing certain restrictions on the trading of Surgalign Holdings, Inc. equity.

The Debtors also believe that, notwithstanding the 2022 ownership change and the incurrence of any cancellation of debt income in connection with the Plan, the Debtors’ remaining usable tax attributes will be sufficient to offset any income or gain arising from the sale of the Debtors remaining assets. Because the Plan provides for the distribution of proceeds from the sale transactions, as well other cash, followed by the liquidation of all remaining property of the Debtors, the Debtors’ tax attributes will not survive the implementation of the Plan. Accordingly, the future useability of NOLs is not discussed further with respect to the Debtors.

C.	U.S. Federal Income Tax Consequences to Holders of Claims

1.	Consequences to U.S. Holders of Claims

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of a Claim that is, for U.S. federal income tax purposes:

a.	an individual citizen or resident of the United States;

b.	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia;

c.	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

d.	a trust if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of the trust or otherwise if the trust has a valid election in effect under current Treasury regulations to be treated as a United States person.

A “Non-U.S. Holder” is any Holder that is not a U.S. Holder or a partnership (or other entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes). If a partnership (or other entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes) is a Holder of a Claim, the tax treatment of a partner (or other beneficial owner) generally will depend upon the status of the partner (or other beneficial owner) and the activities of the partner (or other beneficial owner) and the entity. Partners (or other beneficial owners) of partnerships (or other pass-through entities) that are Holders of Claims should consult their respective tax advisors regarding the U.S. federal income tax consequences of the Plan.

The federal income tax consequences of the implementation of the Plan to a U.S. Holder of Claims in Class 3 will depend, among other things, upon the origin of the Holder’s Claim, when the Holder receives payment in respect of such Claim, whether the Holder reports income using the accrual or cash method of tax accounting, whether the Holder acquired its Claim at a discount, whether the Holder has taken a bad debt deduction with respect to such Claim, and whether (as intended and herein assumed) the Plan is treated as a plan of liquidation for federal income tax purposes.

Generally, a U.S. Holder of Claims in Class 3 will realize gain or loss on the exchange under the Plan of its Claim for Cash or other property, in an amount equal to the difference between (i) the sum of the amount of any Cash and the fair market value on the date of the exchange of any other property received by the Holder (other than any consideration attributable to a Claim for accrued but unpaid interest) and (ii) the adjusted tax basis of the Claim exchanged therefor (other than basis attributable to accrued but unpaid interest previously included in the Holder’s taxable income). With respect to the treatment of accrued but unpaid interest and amounts allocable thereto, see Section C.1.a — “Accrued but Unpaid Interest” below. It is possible that any loss, or a portion of any gain, realized by a Holder of a Claim may have to be deferred until all of the distributions to such Holder are received.

When gain or loss is recognized, such gain or loss may be long-term capital gain or loss if the Claim disposed of is a capital asset in the hands of the U.S. Holder and has been held for more than one year (subject to the rules discussed below in Section C.1.b. — “Market Discount”). Each U.S. Holder of a Claim should consult its own tax advisor to determine whether gain or loss recognized by such Holder will be long-term capital gain or loss and the specific tax effect thereof on such Holder.

a.	Accrued but Unpaid Interest

Pursuant to Article IX.N of the Plan, all distributions in respect of Allowed Claims will be allocated first to the principal amount of the Allowed Claim (as determined for federal income tax purposes), with any excess allocated to accrued but unpaid interest. However, there is no assurance that such allocation would be respected by the IRS for federal income tax purposes. In general, to the extent any amount received (whether cash or other property) by a U.S. Holder of a debt instrument is received in satisfaction of accrued interest during its holding period, such amount will be taxable to the Holder as interest income (if not previously included in the Holder’s gross income under the Holder’s normal method of accounting). Conversely, a U.S. Holder generally recognizes a deductible loss to the extent any accrued interest claimed was previously included in its gross income and is not paid in full. Each U.S. Holder of Claims in Class 3 is urged to consult its own tax advisor regarding the allocation of consideration and the taxation or deductibility of unpaid interest for tax purposes.

b.	Market Discount

U.S. Holders of Claims in Class 3 who receive Cash or other property in respect of their Claims may be affected by the “market discount” provisions of the sections 1276 through 1278 of the IRC. Under these rules, some or all of the gain realized by a U.S. Holder may be treated as ordinary income (instead of capital gain), to the extent of the amount of “market discount” on such Claims.

In general, a debt obligation with a fixed maturity of more than one year that is acquired by a holder on the secondary market (or, in certain circumstances, upon original issuance) is considered to be acquired with “market discount” as to that holder if the debt obligation’s stated redemption price at maturity (or revised issue price, in the case of a debt obligation issued with original issue discount) exceeds the tax basis of the debt obligation in the holder’s hands immediately after its acquisition. However, a debt obligation will not be a “market discount bond” if such excess is less than a statutory de minimis amount (equal to 0.25 percent of the debt obligation’s stated redemption price at maturity or revised issue price, in the case of a debt obligation issued with original issue discount).

Any gain recognized by a U.S. Holder on the taxable disposition of Claims (determined as described above) that were acquired with market discount should be treated as ordinary income to the extent of the market discount that accrued thereon while the Claims were considered to be held by a U.S. Holder (unless the U.S. Holder elected to include market discount in income as it accrued).

2.	Consequences to Non-U.S. Holders of Claims

The following discussion addresses some of the U.S. federal income tax consequences to a beneficial owner of a Claim in Class 3 that is a Non-U.S. Holder. The following discussion includes only certain U.S. federal income tax consequences of the Plan to Non-U.S. Holders. This discussion does not include any non-U.S. tax considerations. The rules governing the U.S. federal income tax consequences to Non-U.S. Holders are complex. Each Non-U.S. Holder is urged to consult its own tax advisor regarding the U.S. federal, state, local, non-U.S., and non-income tax consequences of the consummation of the Plan to such Non-U.S. Holder.

a.	Gain Realized / Income Allocated to Non-U.S. Holders

Whether a non-U.S. Holder realizes gain or loss on the exchange and the amount of such gain or loss is generally determined in the same manner as set forth above in connection with U.S. Holders.

b.	Gain / Income Recognition by Non-U.S. Holders

Any gain realized by a Non-U.S. Holder on the exchange of its Class 3 Claim generally will not be subject to U.S. federal income taxation unless: (a) except as otherwise covered by clause (b) below, (i) with respect to capital gains, the Non-U.S. Holder is an individual who was present in the United States for 183 days or more during the taxable year in which the Plan becomes effective and certain other conditions are met or (ii) with respect to income other than capital gains, the income is otherwise deemed to be derived from U.S. sources, or (b) such gain and/or income is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States (and, if an income tax treaty applies, such gain is attributable to a permanent establishment maintained by such Non-U.S. Holder in the United States).

If the first exception applies, the Non-U.S. Holder generally will be subject to U.S. federal income tax at a rate of 30 percent (or at a reduced rate or exemption from tax under an applicable income tax treaty) on the amount by which such Non-U.S. Holder’s capital gains allocable to U.S. sources exceed capital losses allocable to U.S. sources during the taxable year of the exchange. If the second exception applies, the Non-U.S. Holder generally will be subject to U.S. federal income tax with respect to any gain realized on the exchange if such gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States in the same manner as a U.S. Holder. In order to claim an exemption from withholding tax, such Non-U.S. Holder will be required to provide a properly executed IRS Form W-8ECI (or such successor form as the IRS designates). In addition, if such a Non-U.S. Holder is a corporation, it may be subject to a “branch profits tax” equal to 30 percent (or such lower rate provided by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

c.	Accrued Interest

Subject to the discussion of backup withholding and FATCA below, payments to a Non-U.S. Holder that are attributable to accrued but unpaid interest with respect to the Claims generally will not be subject to U.S. federal income or withholding tax; provided that the withholding agent has received or receives, prior to payment, appropriate documentation (generally, IRS Form W-8BEN or W-8BEN-E) establishing that the Non-U.S. Holder is not a U.S. person, unless:

a.	the Non-U.S. Holder actually or constructively owns 10 percent or more of the capital or profits interest in the Owner;

b.	the Non-U.S. Holder is a “controlled foreign corporation” that is a “related person” with respect to the Owner (each, within the meaning of the IRC);

c.	the Non-U.S. Holder is a bank receiving interest described in IRC Section 881(c)(3)(A); or

d.	such interest is effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States (in which case, provided the Non-U.S. Holder provides a properly executed IRS Form W-8ECI (or successor form) to the withholding agent, the Non-U.S. Holder (x) generally will not be subject to withholding tax, but (y) will be subject to U.S. federal income tax in the same manner as a U.S. Holder (unless an applicable income tax treaty provides otherwise), and a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes may also be subject to a branch profits tax with respect to such Non-U.S. Holder’s effectively connected earnings and profits that are attributable to the accrued interest at a rate of 30% (or at a reduced rate or exemption from tax under an applicable income tax treaty)).

A Non-U.S. Holder that does not qualify for the exemption from withholding tax with respect to accrued but unpaid interest that is not effectively connected income generally will be subject to withholding of U.S. federal income tax at a 30% rate (or at a reduced rate or exemption from tax under an applicable income tax treaty) on any payments that are attributable to accrued but unpaid interest. For purposes of providing a properly executed IRS Form W-8BEN or W-8BEN-E, special procedures are provided under applicable Treasury Regulations for payments through qualified foreign intermediaries or certain financial institutions that hold customers’ securities in the ordinary course of their trade or business. In addition, a corporate Non-U.S. Holder may, under certain circumstances, be subject to an additional “branch profits tax” at a 30 percent rate (or such lower rate provided by an applicable income tax treaty) on its effectively connected earnings and profits attributable to such interest (subject to adjustments).

The certifications described above must be provided to the applicable withholding agent prior to the payment of interest. Non-U.S. Holders that do not timely provide the applicable withholding agent with the required certification, but that qualify for a reduced rate under an applicable income tax treaty, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

d.	FATCA

Under the Foreign Account Tax Compliance Act (“FATCA”), foreign financial institutions and certain other foreign entities must report certain information with respect to their U.S. account holders and investors or be subject to withholding at a rate of 30 percent on the receipt of “withholdable payments.”

For this purpose, “withholdable payments” are generally U.S.-source payments of fixed or determinable, annual or periodical income. FATCA withholding will apply even if the applicable payment would not otherwise be subject to U.S. federal nonresident withholding. Each Non-U.S. Holder should consult its own tax advisor regarding the possible impact of these rules on such Non-U.S. Holder’s exchange of its Claim.

D.	Information Reporting and Backup Withholding

Under the backup withholding rules, a Holder of a Claim may be subject to backup withholding with respect to Distributions or payments made pursuant to the Plan unless that Holder: (a) comes within certain exempt categories (which generally include corporations) and, when required, demonstrates that fact, or (b) provides a correct taxpayer identification number and certifies under penalty of perjury that the taxpayer identification number is correct and that the Holder is not subject to backup withholding because of a failure to report all dividend and interest income. Backup withholding is not an additional tax, but merely an advance payment that may be refunded to the extent it results in an overpayment of tax.

The Debtors will withhold all amounts required by law to be withheld from payments of interest and dividends. The Debtors will comply with all applicable reporting requirements of the IRC.

The foregoing discussion is intended only as a summary of certain income tax consequences of the plan and is not a substitute for careful tax planning with a tax professional. The above discussion is for informational purposes only and is not tax advice. The tax consequences are in many cases uncertain and may vary depending on a Holder’s particular circumstances. Accordingly, Holders are urged to consult their tax advisors about the United States federal, state and local, and applicable foreign income and other tax consequences of the Plan.

E.	Reservation of Rights

This tax section is subject to change (possibly substantially) based on subsequent changes to other provisions of the Plan. The Debtors and their advisors reserve the right to further modify, revise or supplement this Article XIX and the other tax related sections of the Plan prior to the date by which objections to Confirmation of the Plan must be filed and served.

CONCLUSION, RECOMMENDATION, AND CONFIRMATION REQUEST

The Debtors believe that Confirmation of the Plan is in the best interests of all holders of Claims and Interests. The Debtors urge you to vote to accept the Plan and to evidence such acceptance by returning your Ballot so it will be received by the Voting Deadline.

The Debtors request Confirmation of this Plan pursuant to section 1129 of the Bankruptcy Code.

Respectfully submitted,

SURGALIGN HOLDINGS, INC., et al.
on behalf of itself and all other Debtors

By:	/s/ Terry Rich
Name:	Terry Rich
Title:	President and Chief Executive Officer

Exhibit A

Liquidation Analysis

A.	Overview

Section 1129(a)(7) of the Bankruptcy Code requires that each Holder of an Impaired Allowed Claim or Impaired Allowed Interest either (a) accepts the Plan or (b) receives or retains under the Plan property of a value, as of the Effective Date, that is not less than the value such Holder would receive or retain if the Debtors were liquidated under chapter 7 of the Bankruptcy Code (“Chapter 7”) on the Effective Date. This legal standard is known as the “best interests” test.

The Debtors have prepared this liquidation analysis (“Liquidation Analysis”),1 based on a hypothetical liquidation under chapter 7. It is assumed, among other things, that the Debtors’ estates are not substantively consolidated and that the hypothetical liquidation under chapter 7 would commence under the direction of a court-appointed trustee (the “Liquidating Trustee” or the “Trustee”) and would continue for a period of time, during which all of the Debtors’ material assets would be sold or tendered to their respective lien holders, and the cash proceeds, net of liquidation related costs, would be distributed to creditors in accordance with applicable law.

The Liquidation Analysis has been prepared assuming that the Debtors filed for chapter 11 bankruptcy on June 19, 2023, and the cases were subsequently converted to a Chapter 7 liquidation on or about September 30, 2023 (the “Conversion Date”).

The determination of the costs of, and proceeds from, the liquidation of the Debtors assets in chapter 7 is an uncertain process involving the extensive use of estimates and assumptions that, although considered reasonable by the Debtors, are inherently subject to significant business, economic, and competitive uncertainties, and contingencies beyond the control of the Debtors, their management, and their advisors. Inevitably, some assumptions in the Liquidation Analysis would not materialize in an actual chapter 7 liquidation, and unanticipated events and circumstances could affect the ultimate results in an actual chapter 7 liquidation.

All limitations and risk factors set forth in the Disclosure Statement are applicable to this Liquidation Analysis and are incorporated by reference herein. The underlying financial information in the Liquidation Analysis was not compiled or examined by independent accountants and was not prepared to comply with Generally Accepted Accounting Principles or SEC reporting requirements.

[1]	Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Plan and Disclosure Statement to which this Liquidation Analysis is attached.

THE LIQUIDATION ANALYSIS IS NOT INTENDED AND SHOULD NOT BE USED FOR ANY OTHER PURPOSE. THE LIQUIDATION ANALYSIS DOES NOT PURPORT TO BE A VALUATION OF THE DEBTORS’ ASSETS AS A GOING CONCERN, AND THERE MAY BE A SIGNIFICANT DIFFERENCE BETWEEN THE LIQUIDATION ANALYSIS AND THE VALUES THAT MAY BE REALIZED IN AN ACTUAL LIQUIDATION. THIS LIQUIDATION ANALYSIS ASSUMES “LIQUIDATION VALUES” BASED ON THE DEBTORS' BUSINESS JUDGEMENT.

THE UNDERLYING FINANCIAL INFORMATION IN THE LIQUIDATION ANALYSIS WAS NOT COMPILED OR EXAMINED BY ANY INDEPENDENT ACCOUNTANTS. NEITHER THE DEBTORS NOR THEIR ADVISORS MAKE ANY REPRESENTATIONS OR WARRANTIES THAT THE ACTUAL RESULTS WOULD OR WOULD NOT APPROXIMATE THE ESTIMATES AND ASSUMPTIONS REPRESENTED IN THE LIQUIDATION ANALYSIS. ACTUAL RESULTS COULD VARY MATERIALLY.

In order to maximize recoveries to the Debtors’ creditors, this Liquidation Analysis assumes that a liquidation of the Debtors would occur over approximately six months, with the majority of activities occurring during the first 90 days. For the first 30 days, it is assumed that the Trustee would arrange an orderly transition of customer activities to alternative suppliers, as the Debtors’ operations are discontinued. This orderly transition is assumed to increase overall recoveries for certain assets, including accounts receivable. Following this initial 30-day period, the Debtors would retain a limited staff sufficient to monetize substantially all assets in an orderly manner and wind-down the estates by March 31, 2024, or approximately six months after the Conversion Date.

B.	Summary Notes to Liquidation Analysis

The Liquidation Analysis should be read in conjunction with the following notes and assumptions:

1.	Dependence on assumptions. The Liquidation Analysis depends on estimates and assumptions that, although developed and considered reasonable by the management and the advisors of the Debtors, are inherently subject to significant economic, business, regulatory, and competitive uncertainties and contingencies beyond the control of the Debtors or their management. The Liquidation Analysis is also based on the Debtors’ best judgement of how numerous decisions in the liquidation process would be resolved. Accordingly, there can be no assurance that the values reflected in this Liquidation Analysis would be realized if the Debtors were, in fact, to undergo such a liquidation and actual results could vary materially and adversely from those contained herein.

2.	Additional claims. A chapter 7 liquidation may trigger certain claims that otherwise would not exist under the Plan. Some of these claims could be significant and may be entitled to priority in payment over general unsecured claims. Those priority claims would be paid in full before any proceeds from liquidation would be made available to pay general unsecured claims or to make any distribution in respect of equity interests.

3.	Dependence on unaudited financial statements. This Liquidation Analysis is based on unaudited financial statements from May 31, 2023, which may differ from actual results.

4.	Preference or fraudulent transfers. No recovery or related litigation costs have been attributed to any potential avoidance actions under the Bankruptcy Code, including potential preference or fraudulent transfer actions due to, among other issues, uncertainty and anticipated disputes about these matters.

5.	Chapter 7 liquidation costs and length of liquidation process. The Debtors have assumed that during the initial 30-day period, the Trustee would retain a number of employees, including direct labor and corporate general and administration. These employees would continue to service the Debtors’ customers while those customers secured replacement suppliers. The Debtors project that these services will be performed at cost for direct labor and materials. Subsequently, a limited group of personnel would be retained in order to pursue orderly sales of substantially all of the remaining assets, collect receivables, arrange distributions, and otherwise administer and close the estates. This Liquidation Analysis assumes the liquidation would be completed by March 31, 2024, or approximately six months after initiating chapter 7. In an actual liquidation, the wind-down process and time period(s) could vary, thereby impacting recoveries. For example, the potential for priority, contingent, and other claims, litigation, rejection costs, and the final determination of allowed claims could substantially impact both the timing and amount of the distribution of the asset proceeds to the creditors. Accordingly, there can be no assurance that the values reflected in this Liquidation Analysis would be realized if the Debtors were, in fact, to undergo such a liquidation. The Liquidation Analysis assumes that operations are discontinued over a period less than thirty days and customer accounts are transitioned in an orderly manner to maximize creditor recoveries.

Pursuant to section 726 of the Bankruptcy Code, the allowed administrative expenses incurred by the Liquidating Trustee, including, but not limited to, expenses incurred in connection with selling the Debtors’ assets, will be entitled to payment in full prior to any distribution to chapter 11 administrative claims. The estimate used in the Liquidation Analysis for these expenses includes estimates for certain legal, accounting, and other professionals, as well as Trustee fees in accordance with the chapter 7 trustee fee guidelines.

6.	Claims estimates. Claims are estimated based upon known or projected liabilities as of May 31, 2023 adjusted for known changes based on actual operations since that date and claims filed on the docket. Claims estimates include the scheduled amounts or filed claims as of August 28, 2023 unless otherwise stated, (such as claims from rejecting real property leases which are calculated as of the corresponding rejection date). The estimate of the amount of Allowed Claims set forth in this Liquidation Analysis should not be relied upon for any other purpose, including, without limitation, any determination of the value of any distribution to be made on account of Allowed Claims under the Plan. The Liquidation Analysis provides a range of lowest to highest claim amount where applicable. The actual amount of Allowed Claims could be materially different from the amount of Claims estimated in this Liquidation Analysis.

7.	Distribution of net proceeds. Administrative and priority tax claim amounts including professional fees, Trustee fees, and other such claims that may arise in a liquidation scenario would be paid in full from the liquidation proceeds before the balance of those proceeds is made available to pay prepetition priority, secured, and unsecured claims. Under the absolute priority rule, no junior creditor would receive any distribution until all senior creditors are paid in full, and no equity holder would receive any distribution until all creditors, are paid in full. The assumed distributions to creditors as reflected in the Liquidation Analysis, are estimated in accordance with the absolute priority rule.

The Liquidation Analysis projects sufficient proceeds from liquidating assets of the Debtors to satisfy 100% of Chapter 11 Administrative Claims and 100% of Class 1 – Secured Claims, and 2.7% – 15.1% of Class 3 – General Unsecured Claims. No remaining proceeds would be available for distribution to INN Seller Notes or any classes junior to Class 4 – INN Seller Notes.

Conclusion: The Debtors have determined, as summarized in the following analysis, that confirmation of the Plan will provide a recovery to each holder of an Allowed Claim in an impaired class of creditors that is not less than what such holder would otherwise receive or retain through a liquidation of the Debtors under Chapter 7 of the Bankruptcy Code.

C.	Assets Available for Distribution to Creditors and Recovery Waterfall

Presented below is a summary of estimated asset recoveries and distributions to various classes of claims resulting from the hypothetical Liquidation Analysis. The Liquidation Analysis should be reviewed with the accompanying “Specific Notes to the Liquidation Analysis” set forth on the following pages.

Net Liquidation Proceeds - SRGA - Waterfall Cons. (2)

		Net Book		Pro forma
		Value		Value	Recovery Estimate (%)			Recovery Estimate $
($ in 000's)	Notes	5/31/2023	Adjustment	9/30/2023	Low	Midpoint	High	Low	Midpoint	high

Current Assets
Cash & Cash Equivalents	[1]	$17,445	$(14,132)	$3,313	100%	100%	100%	$3,313	$3,313	$3,313
Accounts Receivables	[2]	8,302	(4,878)	3,423	50%	55%	60%	1,712	1,883	2,054
Inventory	[3]	12,454	(12,021)	433	0%	0%	0%	-	-	-
Pre-Paid Expenses	[4]	1,720	5,000	6,720	0%	3%	5%	-	168	336
Other Current Assets	[5]	2,121	(1,845)	276	0%	0%	0%	-	-	-
Total Current Assets		$42,041	$(27,876)	$14,165	35.5%	37.9%	40.3%	$5,025	$5,364	$5,703

Long-Term Assets
PP&E	[6]	2,914	(1,011)	1,903	0%	0%	0%	-	-	-
Investment In Subsidiaries	[7]	89	-	89	0%	0%	0%	-	-	-
Income Tax Asset	[8]	(0)	5,500	5,500	55%	78%	100%	3,025	4,262	5,500
Intercompany	[9]	56,858	-	56,858	0%	0%	0%	-	-	-
Other Long-Term Assets	[10]	3,425	-	3,425	0%	0%	0%	-	-	-
Total Long Term Assets		$63,286	$4,489	$67,775	4.5%	6.3%	8.1%	$3,025	$4,262	$5,500
Total Assets		$105,327	$(23,387)	$81,940	9.8%	11.7%	13.7%	$8,050	$9,627	$11,203

(-) Liquidation Costs
Chapter 7 U.S. Trustee Fee	[11]							(273)	(321)	(368)
Chapter 7 Professional Fees	[12]							(402)	(481)	(560)
Wind-Down Cost	[13]							(1,139)	(1,265)	(1,392)
Total Liquidation Costs								$(1,815)	$(2,068)	$(2,320)
Net Liquidation Proceeds Available for Distribution								$6,235	$7,559	$8,883

		Estimated Claims			Recovery Estimate %			Recovery Estimate $
		Lowest		Highest
	Notes	Claim	MidPoint	Claim	Low	MidPoint	High	Low	MidPoint	High
Proceeds Available for Distribution								$6,235	$7,559	$8,883
Chapter 11 Administrative Claims & Priority Tax Claims
Taxes		200	200	200	100.0%	100.0%	100.0%	200	200	200
Accrued and Unpaid Ch. 11 Professionals Fees		2,194	2,194	2,194	100.0%	100.0%	100.0%	2,194	2,194	2,194
Pre-petition 503(b)(9)		579	1,064	1,550	100.0%	100.0%	100.0%	1,550	1,064	579
Post-petition Accrued Payroll and Benefits		344	344	344	100.0%	100.0%	100.0%	344	344	344
Total Chapter 11 Administrative Claims & Priority Tax Claims	[14]	$3,317	$3,802	$4,288	100.0%	100.0%	100.0%	$4,288	$3,802	$3,317
Proceeds Available for Class I - Secured Claims								$1,947	$3,757	$5,567
Class I - Secured Claims
Lien Claimants		-	-	-	0.0%	0.0%	100.0%	-	-	-
Total Class I - Secured Claims	[15]	$-	$-	$-	0.0%	0.0%	0.0%	$-	$-	$-
Proceeds Available for Class II - Priority Non-Tax Claims								$1,947	$3,757	$5,567
Class II - Priority Non-Tax Claims
Priority Non-Tax Claims		-	-	-	0.0%	0.0%	0.0%	-	-	-
Total Class II - Priority Non-Tax Claims	[16]	$-	$-	$-	0.0%	0.0%	0.0%	$-	$-	$-
Proceeds Available for Class III - General Unsecured Claims								$1,947	$3,757	$5,567
Class III - General Unsecured Claims
Lease Rejection Damages		11,453	11,453	11,453	2.7%	6.9%	15.1%	311	794	1,734
Accrued Royalties		94	94	94	2.7%	6.9%	15.1%	3	7	14
Accrued Volume Rebate		347	347	347	2.7%	6.9%	15.1%	9	24	53
Trade Payables		4,655	10,630	16,606	2.7%	6.9%	15.1%	451	737	705
Litigation		12,500	23,732	34,964	2.7%	6.9%	15.1%	950	1,645	1,892
Severance		-	150	301	2.7%	6.9%	0.0%	8	10	-
Contract Rejection Claims		7,349	7,349	7,349	2.7%	6.9%	15.1%	200	509	1,113
Sales Commissions		371	452	532	2.7%	6.9%	15.1%	14	31	56
Total Class III - General Unsecured Claims	[17]	$36,768	$54,207	$71,646	2.7%	6.9%	15.1%	$1,947	$3,757	$5,567
Proceeds Available for Class IV - INN Seller Notes								$-	$-	$-
Class IV - INN Seller Notes
Notes Payable		10,612	11,484	12,355	0.0%	0.0%	0.0%	-	-	-
Total Class IV - INN Seller Notes	[18]	$10,612	$11,484	$12,355	0.0%	0.0%	0.0%	$-	$-	$-
Proceeds Available for Class V - Intercompany Claims								$-	$-	$-
Class V - Intercompany Claims
Intercompany Claims		23,078	23,078	23,078	0.0%	0.0%	0.0%	-	-	-
Total Class V - Intercompany Claims	[19]	$23,078	$23,078	$23,078	0.0%	0.0%	0.0%	$-	$-	$-
Proceeds Available for Class VI - Intercompany Interests								$-	$-	$-
Class VI - Intercompany Interests
Intercompany Interests		-	-	-	0.0%	0.0%	0.0%	-	-	-
Total Class VI - Intercompany Interests	[20]	$-	$-	$-	0.0%	0.0%	0.0%	$-	$-	$-
Proceeds Available for Class VII - Interests in Parent								$-	$-	$-
Class VII - Interests in Parent
Interests in Parent		-	-	-	0.0%	0.0%	0.0%	-	-	-
Total Class VII - Interests in Parent	[21]	$-	$-	$-	0.0%	0.0%	0.0%	$-	$-	$-
Proceeds Available for Class VIII -Section 510(b) Claims								$-	$-	$-
Class VIII -Section 510(b) Claims
Section 510(b) Claims		-	78,000	156,000	0.0%	0.0%	0.0%	-	-	-
Total Class VIII -Section 510(b) Claims	[22]	$-	$78,000	$156,000	0.0%	0.0%	0.0%	$-	$-	$-
Proceeds Available								$-	$-	$-

Specific Notes to Liquidation Analysis:

Asset Recovery Estimates

Asset recovery estimates presented in this Liquidation Analysis are based on the Debtors’ unaudited balance sheet as of May 31, 2023, and adjusted on a pro forma basis to estimate the pro forma balance as of the Conversion Date, as noted:

[1]	Cash and Cash Equivalents (100% recovery) includes funds held in the Debtors’ operating accounts at JP Morgan Chase. Actual cash balances as of August 18, 2023 have been adjusted to approximate pro forma book balance as of the Conversion Date based on the Debtors’ cash flow forecast through September 30, 2023 to reflect the sale proceeds, operating receipts and disbursements, and other cash activities.

[2]	Accounts Receivable (50-60% recovery) consists of amounts due for invoiced and uninvoiced trade receivables accrued for product sales to customers. Accounts Receivable is based on the book balance as of May 31, 2023, adjusted to reflect the estimated value as of the Conversion Date. The analysis assumes that the Trustee would retain certain existing staff to handle collection efforts for outstanding trade Accounts Receivables. Accounts Receivable recoveries are based on management’s expectations on collectability. The collectability of the Accounts Receivable reflects potential challenges from customers regarding transitioning to a new supplier and holding back current amounts owed.

[3]	Inventory (0% recovery) As part of the sale of the Hardware business, substantially all of the Debtors’ inventory assets were sold. Post-sale, there is a minimal remaining balance of inventory related to the Digital business that were not purchased as part of the digital asset sale. The pro forma inventory book balance as of the Conversion Date is ~$0.3MM, and this balance is not expected to have any liquidation value.

[4]	Pre-paid Expenses (0-5% recovery) includes multiple non-cash assets with varied collectability assumptions, the most material of which are prepaid director and officer insurance, vendor security deposits, and other prepaid expenses. Based on the management’s understanding, it is believed that the recoveries on the Pre-paid Expenses will be minimal as pre-paid expense counterparties either have offsetting claims against the debtors or would be unexpected to return any remaining balances in a liquidation scenario.

[5]	Other Current Assets (0% recovery) consist mainly of income tax receivables and the new headquarters landlord facility reimbursement receivable. The new headquarters and lord facility reimbursement receivable are adjusted out of the pro-forma balance as there are corresponding liabilities recorded on the financial statements which would first need to be satisfied before the receivables are collected. The remaining balance is not expected to produce a recovery in a liquidation.

[6]	Property, Plant & Equipment (“PP&E”) (0% recovery) consists of Machinery & Equipment, Office Equipment, Computer Software and Other PP&E. As part of the Hardware business sale, the Hardware related PP&E was sold. The remaining Digital business PP&E primarily consists of capitalized software. The pro forma PP&E book balance as of the Conversion date is ~$1.9MM. The PP&E is not expected to have any liquidation value.

[7]	Investment in Subsidiaries (0% recovery) includes common stock invested in international non- Debtor affiliates. The Investment in Subsidiaries is not expected to have any liquidation value.

[8]	Income Tax Asset (55 – 100% recovery) reflects a proposed refund attributable to carrying back a capital loss resulting from an asset sale that closed in February 2023. The Debtors’ ability to generate a capital loss carryback and the related amount of a tax refund remains subject to further analysis. Subject to further analysis, the carryback may result in a tax refund of approximately $5.5 million. To finalize the calculation of the capital loss carryback, the Debtors’ professionals will need to consider and account for, among other things, the impacts from the sale of Debtors’ remaining assets and the Debtors’ calculation of 2020 capital gain.

[9]	Intercompany (0% recovery) includes receivables and payables to international non-Debtor affiliates. The recovery estimate is assumed to be zero based on discussion with management and the fact that there are corresponding liabilities on the non-debtor affiliates that net zero upon consolidation,

[10]	Other Long-Term Assets (0% recovery) consists of long-term investments and the security deposit for the new headquarters facility. The Security deposit is not expected to have a recovery value due to expected claims and litigation from the landlord.

Costs Associated with Liquidation

[11]	Chapter 7 U.S. Trustee Fees: The Trustee’s fees have been estimated in accordance with section 326(a) of the Bankruptcy Code and are equal to approximately 3% of the total recovered assets.

[12]	Chapter 7 Professional Fees: Includes financial advisors and legal counsel retained by the Trustee to assist with the liquidation and wind down. The Liquidation Analysis assumes that these fees will be in a range of approximately 5% of the total recovered assets.

[13]	Orderly Wind-down Costs include payroll and benefits for select employees who are assumed to be retained to assist the Trustee and other professionals with liquidating and winding down the Debtors’ assets, including document retention, final W-2s, final tax returns, and reconciling claims. The wind-down budget assumes four employees remain full time employees for three months and become part time employees (50%) for the subsequent three months. Per management’s guidance, these costs have been adjusted based on the value of assets being liquidated, by operating entity. The Liquidation Analysis projects costs over the six-month period based on a step-down as assets are disposed and personnel are terminated.

Claims

[14]	Chapter 11 Administrative Claims and Priority Tax Claims:

(a) claims pursuant to section 503(b)(9) of the Bankruptcy Code as a result of receiving goods in the 20-day period prior to the petition date;

(b) claims pursuant to post-petition trade payables;

(c) claims for postpetition unpaid payroll obligations for employees, subject to the $13,650 individual cap, per section 507(a)(4) of the Bankruptcy Code,

(d) claims related to unpaid postpetition professional fees, net of retainers, and

(e) Priority Tax Claims.

[15]	Secured Claims (Class 1) includes any secured claims principal and unpaid interest pro forma as of the Conversion Date. The analysis does not include mechanic liens filed against the Debtor’s in the lowest claim scenario, as the Debtor disputes these claims.

[16]	Priority Non-Tax Claims (Class 2) includes any claim entitled to priority in right of payment under section 507(a) of the Bankruptcy Code, other than an Administrative Claim or a Priority Tax Claim.

[17]	General Unsecured Claims (Class 3) include remaining claims for pre-petition accounts payable, contract rejection claims, sales commissions, litigation, and other accrued liabilities. Estimated General Unsecured Claims range from $36.7MM - $71.6MM depending on the scenario.

[18]	INN Seller Notes Claims (Class 4) consists of any INN Seller Notes Claims against the Debtors. This includes claims arising on account of the $10.6MM - $12.4MM INN Seller Notes issued on December 30, 2021.

[19]	Intercompany Claims (Class 5) consists of any Intercompany Claims against any Debtor.

[20]	Intercompany Interests (Class 6) means an Interest in one Debtor held by another Debtor or Affiliate of a Debtor.

[21]	Interests In Parent (Class 7) includes the existing equity interests in Surgalign Holdings, Inc. as of the Conversion Date. As of August 21, 2023 the stock price traded at $0.020 and was valued at zero in the analysis.

[22]	Section 510(b) Claims (Class 8) includes any claims subject to subordination under Section 510(b) of the Bankruptcy Code.

Exhibit B

Organizational Chart

Surgalign Holdings, Inc. (Delaware)
Holo Surgical Inc. (Delaware)
HoloSurgical Technology Inc. (Delaware)
HoloSurgical Technology Polska Sp Zoo (Poland)
Surgalign Spine Technologies, Inc. (Delaware)
RTI Surgical - Singapore PTE. LTD. (Singapore)
Pioneer Surgical Technology NewCo Inc. (Texas)
Surgalign UK Ltd (UK)
RTI Surgical Holdings Luxembourg SARL (Luxembourg)
RTI Surgical GmbH (Germany)
Pioneer Surgical Technology B.V. (Netherlands)
RTI Surgical Australia Pty. Ltd. (Australia)
Surgalign Spain SL (Spain)
Spinal Transition and Professional Services LLC (Texas)
Andi's Belmarall, LLC (Delaware)
Fourth Dimension Spine, LLC (Delaware)
Paradigm Spine GmbH (Germany)
Fourth Dimension Spine GmbH (Germany)
Paradigm Spine Switzerland AG (Switzerland)
Paradigm Spine Austria GmbH (Austria)
Legend
Debtors
Non-Debtors

Prior to the Petition Date, the Debtors implemented a corporate reorganization to facilitate an orderly sale of the Debtors' equity interests in the non-Debtor entities that operate the Debtors' international hardware business. As part of such reorganization, it was contemplated that the shares of RTI Surgical—Singapore Pte Ltd and Surgalign UK Ltd would be transferred from Surgalign Spine Technologies, Inc. to Surgalign Holdings, Inc. through a dividend transaction. That transaction remains pending in light of remaining recording matters in the relevant local jurisdictions. Accordingly, RTI Surgical—Singapore Pte Ltd and Surgalign UK Ltd remain subsidiaries of Surgalign Spine Technologies, Inc. and this organizational chart differs from that filed as an exhibit to the Declaration of Paul Rundell, Managing Director of Alvarez & Marsal North America, LLC, in Support of Chapter 11 Petitions and Requests for First Day Relief [Docket No. 23].

B-1